Tokyo and Eastern Honshu...

EAST JAPAN RAILWAY COMPANY



Annual Report 2006

For the year ended March 31, 2006


Suica
iD





Who We Are

East Japan Railway Company (JR East) is the largest passenger railway company in the world, serving about 16 million passengers daily. JR East operates a five-route Shinkansen network between Tokyo and major cities in eastern Honshu (mainland). JR East has the ability to leverage passenger traffic and railway assets to develop non-transportation businesses. JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo metropolitan area.

JR East has a passenger line network covering
7,526.8 kilometers,
accounting for **27%** of Japan's railway network.

OPERATING AREA
(As of June 30, 2006)



JR Hokkaido
JR East
JR West
JR Central
JR Kyushu
JR Shikoku
Akabane
Ikebukuro
Tachikawa
Ueno
Shinjuku
Tokyo
Narita Airport
Hachioji
Shinagawa
Chiba
Kawasaki
Yokohama
Ofuna

JR EAST RAILWAY NETWORK AROUND TOKYO

JR East operates
5 high-speed Shinkansen routes
linking Tokyo and major cities in the eastern portion of Japan's main island of Honshu.



JR East accounts for
nearly half of the railway transportation volume
in the vibrant Tokyo metropolitan area.

NUMBER OF STATIONS WITH LARGE DAILY PASSENGER USE



JR East
32
54
JR Central
1 3
JR West
6 6
Tokyu
2 14
0
30
60
90

More than 200,000 passengers/day
100,000 to 200,000 passengers/day

Data: Year ended March 31, 2005

International Railway Comparisons

PASSENGER KILOMETERS (Millions)



JR East 125,752
U.K. 40,400
Germany 69,596
France 71,937
Italy 45,221
U.S. 9,141
0
30,000
60,000
90,000
120,000
150,000

Data: For the year ended December 31, 2003, except for JR East and U.K. figures, which are for the year ended March 31, 2004

NUMBER OF PASSENGERS (Millions)



JR East 5,886
U.K. 1,014
Germany 1,682
France 879
Italy 498
U.S. 25
0
1,200
2,400
3,600
4,800
6,000
7,200

Data: For the year ended December 31, 2003, except for JR East and U.K. figures, which are for the year ended March 31, 2004



JR East's synergistic non-transportation operations are performing well, as measured by sales and income growth. These activities include

123 shopping centers, 17 office buildings, and 40 hotels.



JR East serves **16 million** passengers daily and is the largest passenger railway company in the world.

JR East is actively leveraging this wide-ranging network and passenger flow to **realize synergies** with non-transportation businesses.



NEWDAYS

JR East's core transportation business is strong and stable, generating **70%** of operating revenues.

Suica can be used instead of tickets at approximately 900 stations and as electronic money at approximately 6,300 shops and stores. The number of subscribers to ***Suica*** **has surpassed 17 million and is continuing to grow.**

JR East has a large and stable operating cash flow, amounting to more than **¥448 billion** during the fiscal year under review.

Transportation Businesses
Non-Transportation Businesses
Performance

Tokyo Area Comparisons



PASSENGER KILOMETERS (Millions)
JR East 76,695
Tobu 12,667
Tokyo Metro 16,356
Seibu 8,669
Toei 5,270
Odakyu 10,528
Keisei 3,508
Tokyu 9,469
Keihin 6,220
Keio 7,186
Sagami 2,604
0
20,000
40,000
60,000
80,000
100,000

Data: For the year ended March 31, 2005



POPULATION DENSITY (Per Square Kilometer)
Tokyo Area 2,595
Other 256
National Average 338
0
500
1,000
1,500
2,000
2,500
3,000

Data: As of October 1, 2005

Our Story

Contents

Financial Highlights 4

Strategy 5

6 A Message from the Management
Mutsutake Otsuka
Satoshi Seino
8 An Interview with the President
14 *New Frontier 2008*

Review of Operations 16

Transportation
18 Shinkansen Network
20 Tokyo Metropolitan Area Network
22 Intercity and Regional Networks, Travel Agency Services
Non-Transportation
24 Station Space Utilization
26 Shopping Centers & Office Buildings
28 Other Services
30 Report on the Uetsu Line Accident and Earthquake Countermeasures

Management Systems 31

32 Corporate Social Responsibility
34 Corporate Governance
37 Organization
38 Board of Directors and Corporate Auditors

Financial Section 39

40 Eleven Year Summary
42 Management's Discussion and Analysis of Financial Condition and Results of Operations
47 Operational and Other Risk Information
56 Consolidated Balance Sheets
58 Consolidated Statements of Income
59 Consolidated Statements of Shareholders' Equity
60 Consolidated Statements of Cash Flows
61 Notes to Consolidated Financial Statements
74 Independent Auditors' Report

Corporate Information 75

76 JR East: Domestic and International Perspectives
89 JR East: Our Origins and Long-Term Goals
92 Consolidated Subsidiaries and Equity Method Affiliated Companies
95 Stock Information
96 Corporate Data/For Inquiries
97 Glossary

Three Benchmarks of Our Medium-Term Management Plan: *New Frontier 2008*

CASH FLOWS FROM OPERATING ACTIVITIES
(Billions of yen)



FY '04
'05
'06
447.7
2,000
'06~'09 (Target)
0
500
1,000
1,500
2,000

RATIO OF TOTAL LONG-TERM DEBT TO SHAREHOLDERS' EQUITY
(Times)



FY '04
'05
'06
2.7
'09 (Target)
2.0 (approximately)
0
2
3
4

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA)
(%)



FY '04
'05
'06
5.9
6.0
'09 (Target)
0
1
2
3
4
5
6

CONSOLIDATED OPERATING REVENUES (For fiscal 2006)

- Transportation 70%
- Station Space Utilization 15%
- Shopping Centers & Office Buildings 7%
- Other Services 8%



CONSOLIDATED OPERATING INCOME (For fiscal 2006)

- Transportation 75%
- Station Space Utilization 8%
- Shopping Centers & Office Buildings 13%
- Other Services 4%





JR East Group
Sustainability Report 2005

JR East will maintain high ethical standards and management transparency while earnestly taking progressive measures in response to major issues facing society as a whole. Through those efforts, JR East intends to continue fulfilling the expectations of society and the trust of shareholders and other stakeholders. In particular, JR East will redouble efforts focused on stringent management compliance and measures that address global environmental issues.

Operating revenues advanced 2.2% from the previous fiscal year, to ¥2,592.4 billion, and operating income increased 10.5%, to ¥396.1 billion. Net income amounted to ¥157.6 billion, up 41.2%.

TREND OF OPERATING INCOME AND CASH FLOW (Billions of Yen)



500
250
0
-250
-500
FY '02
'03
'04
'05
'06
Operating Income
Cash Flows from Operating Activities
Cash Flows from Investing Activities
Cash Flows from Financing Activities
Free Cash Flows

TOTAL STOCK MARKET VALUE (Millions of U.S. Dollars)

INTERNATIONAL



JR East 29,784
British Airways 6,991
Lufthansa 6,989
Union Pacific 21,330
FedEx 27,011
UPS 82,932
0
20,000
40,000
60,000
80,000
100,000

Data: As of March 31, 2006 (Year ended December 31, 2005, for Lufthansa, Union Pacific, and UPS and year ended May 1, 2005, for FedEx)

TOTAL STOCK MARKET VALUE (Millions of U.S. Dollars)

DOMESTIC



JR East 29,784
JAL 5,211
Tokyu 8,022
TEPCO 33,853
NTT 59,658
0
18,000
36,000
54,000
72,000

Data: As of March 31, 2006

Financial Highlights

East Japan Railway Company and Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Millions of Yen (except for per share data)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2004	2005	**2006**	2006/2005	**2006**
For the Year					
Operating revenues	¥2,542,297	¥2,537,481	**¥2,592,393**	+2.2%	**$22,157**
Operating income	351,420	358,535	**396,100**	+10.5	**3,385**
Net income	119,866	111,592	**157,575**	+41.2	**1,347**
Depreciation	322,300	317,957	**316,038**	-0.6	**2,701**
Capital expenditures*1	313,911	319,912	**361,372**	+13.0	**3,089**
Cash flows from operating activities	387,061	407,737	**447,722**	+9.8	**3,827**
Free cash flows*2	152,470	192,789	**138,233**	-28.3	**1,182**
Amount per share of common stock (yen and U.S. dollars):					
Earnings	¥ 29,928	¥ 27,868	**¥ 39,370**	+41.3%	**$ 336**
Cash flows from operating activities	96,784	102,026	**112,035**	+9.8	**958**
At Year-End					
Total assets	¥6,781,692	¥6,716,268	**¥6,821,584**	+1.6%	**$58,304**
Long-term debt (including current portion)	1,940,321	1,940,255	**1,960,211**	+1.0	**16,753**
Long-term liabilities incurred for purchase of railway facilities*3 (including current portion)	2,034,203	1,892,827	**1,743,657**	-7.9	**14,903**
Total long-term debt (sum of two items above)	3,974,524	3,833,082	**3,703,868**	-3.4	**31,656**
Total shareholders' equity	1,100,176	1,183,546	**1,357,359**	+14.7	**11,601**

	Percent (except for debt-to-equity ratio)		
Financial Ratios			
Net income as a percentage of revenues	4.7%	4.4%	**6.1%**
Return on average equity (ROE)	11.5	9.8	**12.4**
Ratio of operating income to average assets (ROA)	5.2	5.3	**5.9**
Equity ratio	16.2	17.6	**19.9**
Debt-to-equity ratio*4	3.6	3.2	**2.7**

*1 These figures exclude expenditures funded by third parties, mainly governments and their agencies, that will benefit from the resulting facilities.
*2 Net of cash flows from operating activities and cash flows from investing activities
*3 Long-term liabilities incurred for the purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities
*4 Ratio of total long-term debt to shareholders' equity

OPERATING REVENUES AND OPERATING INCOME
(Billions of Yen) (Billions of Yen)



3,000
2,400
1,800
1,200
600
0
500
400
300
200
100
0
FY '02 '03 '04 '05 '06

■ Operating revenues
□ Operating income

NET INCOME
(Billions of Yen)



160
120
80
40
0
FY '02 '03 '04 '05 '06

TOTAL LONG-TERM DEBT
(Billions of Yen)



4,800
3,600
2,400
1,200
0
FY '02 '03 '04 '05 '06

■ Long-term liabilities incurred for purchase of railway facilities
□ Long-term debt

TOTAL ASSETS AND TOTAL SHAREHOLDERS' EQUITY
(Billions of Yen) (Billions of Yen)



7,500
6,000
4,500
3,000
1,500
0
1,500
1,200
900
600
300
0
FY '02 '03 '04 '05 '06

■ Total assets
□ Total shareholders' equity

CASH FLOWS FROM OPERATING ACTIVITIES
(Billions of Yen)



500
400
300
200
100
0
FY '02 '03 '04 '05 '06

Notes: 1. Yen figures have been translated into U.S. dollars at the rate of ¥117 to US$1 as of March 31, 2006, solely as a convenience to readers.
2. There were 101 consolidated subsidiaries as of March 31, 2002, 101 in 2003, 98 in 2004, 92 in 2005, and 86 in 2006.

STRATEGY



Group Policies

Group Philosophy

The JR East Group will aim to function as a corporate group providing high quality and advanced services, with railway businesses at its core, while achieving sound management.

For this purpose, every individual employee of the Group will endeavor to consider the customer perspective while supporting safe and punctual transportation and supplying convenient and high-quality products and services. Every employee will continuously take on the challenges of improving the standard of services and raising the level of technology to further gain the confidence and trust of customers.

As a trusted *Life-style Service Creating Group,* JR East will aim to sustain the development of its business operations while emphasizing its responsibilities to stakeholders and society at large along with its responsibility to generate profits for shareholders.

Action Policies

1. Putting Customers First

We will put our hearts into providing good service and living up to customers' expectations.

2. Ensuring Safety and Quality

We will take thorough measures to provide transportation services that are safe and punctual and products and services that are of high quality.

3. Developing the Group

Each of us will promote Group development based on our autonomous and cooperative efforts and our positive approach to new challenges.

A Message from the Management



MUTSUTAKE OTSUKA
Chairman

SATOSHI SEINO
President and CEO

On April 1, 2006, we adjusted our executive team—with Mutsutake Otsuka becoming chairman and Satoshi Seino becoming president and CEO—and the new team is committed to cooperating closely with other staff and to leading the JR East Group along a path of dynamic development into a Group that provides still greater peace of mind in various forms. By energetically implementing the *New Frontier 2008* medium-term management plan, we are endeavoring to generate sustained corporate growth and thereby realize the expectations of shareholders and investors over the medium and long term.

Before reporting on JR East's performance, we would like to touch upon the accident that occurred on the Uetsu Line on December 25, 2005, and caused deaths and injuries among the passengers. We at JR East would like to convey our deepest regrets and offer heartfelt apologies to the bereaved families of the victims as well as the survivors and their families. Our hopes and prayers are with them. A thorough investigation of the accident is being conducted by the Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport (MLIT). Seeking to fulfill its responsibility as a railway operator, JR East has established an internal unit—the *Commission for Ascertaining the Cause and Examining Measures Related to the Uetsu Line Accident*—that is cooperating closely with the MLIT commission and other entities as it works to thoroughly investigate the cause of the accident and implement all possible countermeasures.

In fiscal 2006, the year ended March 31, 2006, we were able to see the benefits generated by the strategic measures we have been taking in terms of performance figures. Operating revenues advanced 2.2%, or ¥54.9 billion, to ¥2,592.4 billion, due to growth in revenues from the transportation and station

space utilization businesses, and operating income increased 10.5%, or ¥37.6 billion, to ¥396.1 billion. The improvements—along with a drop in interest expense due to our reduction of total long-term debt, a fall in impairment losses on fixed assets, and other factors—supported a surge of 41.2%, or ¥46.0 billion, in net income, which amounted to ¥157.6 billion. The figures for operating income and net income were the highest recorded since JR East began preparing consolidated accounts in fiscal 1991.

In fiscal 2007, while we are not expecting any events that will have a major impact on our revenues or profitability, we believe it will be an important year for creating the foundation of businesses slated to become important elements of our profit base in the future. Specifically, regarding the transportation business, we are moving forward with efforts to strengthen and augment the Tokyo metropolitan area network while also expanding the range of seating services and taking other measures to enhance passengers' comfort and convenience and thereby boost revenues. In other business fields, we are pushing ahead with the development of various sites around Tokyo Station—including the *Sapia Tower,* which is scheduled to open in March 2007—and we are continuing to implement similar projects in line with our *Station Renaissance* program for creating new station environments suitable for the 21st century. Regarding *Suica,* we have progressively worked to increase its convenience by increasing its compatibility with other transportation systems, expanding the scope of its use, adding new *Suica* services and increasing collaboration with other companies in relation to these services, and increasing the functions of *Mobile Suica* services.

We are making unrelenting efforts to attain the numerical targets of *New Frontier 2008*, which got off to a smooth start in fiscal 2006, and we believe it is crucial to make considerable progress toward the targets during the current year. As we mentioned at the start of this message, we are doing our utmost to generate sustained corporate growth and thereby realize the expectations of shareholders and investors over the medium and long term. We hope for your continued understanding and support.

June 2006

Mutsutake Otsuka

Mutsutake Otsuka, Chairman

Satoshi Seino

Satoshi Seino, President and CEO

An Interview with the President



Q1. Having just been promoted to the position of president and CEO, could you tell us about your goals and ambitions?

A. I became president at the start of JR East's 20th year of operations, a major turning point in the Company's development. Following the major reform measures that created JR East and other companies from what had been the Japanese National Railways, JR East's top executives relentlessly promoted consciousness and management reforms designed to foster an autonomous management spirit throughout the Company. One of the major successes of my predecessor, Mutsutake Otsuka, was completing the Company's privatization. Having realized its earnest desire, JR East is now moving into a new era of corporate development, and I keenly feel the weight of responsibility for guiding the Company during this momentous period.

I believe my main mission is to prepare a strong foundation for the newly privatized company's next stage of development. When JR East was established, its first main management goal was simply to become profitable. It seems hard to believe at this point, but the initial management goal was quite simple and focused on the short term. However, a positive approach to reform on the parts of individual employees as well as the autonomous efforts of employees to improve the services we offer to customers have progressively increased customers' confidence in JR East. By conscientiously serving a huge number of individual customers, with the base fares as low as ¥130, we have increased our annual revenues to approximately ¥2.6 trillion. We have moved forward to our current situation because each of our managers and other employees has a good grasp of our corporate goals and makes daily efforts to achieve those goals. All of us at JR East are striving, with confidence tempered by humility, to steadily move the Company ahead, step-by-step. Continuing to do this will naturally lead JR East into the next stage of its corporate development.

Q2. Now that JR East has completed its conversion into a private-sector company, what is the next stage of the Company's development?

A. Of the approximately ¥2.6 trillion in annual consolidated operating revenues recorded by the Company, roughly ¥1.7 trillion is from railway transportation business, which is still JR East's mainstay business. Fundamentally speaking, railway transportation operations are not operations subject to sharp, major changes. We sometimes receive somewhat critical comments on this account, such as complaints that there are no surprises in our operations, but I do not mind this situation. We are not seeking to provide "surprises" during individual fiscal years, but we do intend to be a company that displays a surprising degree of corporate evolution during individual decades.

For example, 10 years ago, nobody would have imagined that JR East would have improved its train service through initiatives such as the creation of the Shonan-Shinjuku Line. I don't think people a decade ago could have imagined how big our station-space utilization business would become at such locations as Ueno and Shinagawa stations. All these kinds of business development initiatives started from our consideration of what customers would want, and completing those initiatives required the surmounting of diverse challenges. They were not the kind of projects that could be completed in a short period of time.

When I refer to the "next stage" of corporate development, I am not referring to a specific project or a specific kind of project. What I mean is that we will build on and strengthen what we have achieved so far. We will relentlessly and progressively undertake diverse projects that promote our corporate development, aiming to realize noteworthy changes over a period of 10 years. That is our fundamental approach.

Q3. Will you be changing JR East's fundamental strategies regarding safety and service?

A. As I said in my first message to JR East employees after becoming president, JR East will continue giving top priority to safety as well as to ensuring *"anshin"* for customers (securing a feeling of ease and peace of mind) regarding the safety of our services. The confidence and peace of mind we are aiming to provide is a goal that takes our traditional goal of safety an important step further. We are firmly committed to attaining this goal, which we anticipate will become a key corporate strength.

In our railway transportation operations, we are very conscious that customers are entrusting their lives to us, so it is natural that we give top priority to safety, and we also strongly emphasize dependability with regard to operating trains on schedule. These are our most fundamental objectives. As railway operators, we have a long tradition of being uncompromising in our efforts to ensure safety and dependability. We will naturally continue this tradition, while supplementing it with additional efforts to provide *"anshin."* We are intent on ensuring that customers have *"anshin"* and can fully enjoy our services based on their strong confidence that our services are consistently safe and dependable.

It would not be an exaggeration to say that our main mission—in railway transportation operations as well as operations in such fields as hotels, restaurants, and shopping centers—is to provide each and every one of our customers with *"anshin."* As we continuously seek to optimize our operational processes and the work methods of each employee, we are using the approach of first putting ourselves in our customers' shoes and then considering the best ways of ensuring safety and of going a step further to offer services that inspire strong confidence and provide *"anshin."* This is the JR East Group's fundamental strategy and we want to make sure each and every employee increases his or her contribution to the success of this strategy.

While there may be a growing number of causes for concern and distrust in the world today, JR East is intent on belying this trend by increasing the safety and dependability of its services to unprecedented levels. All Group employees are sincerely and concertedly working on a day-to-day basis to give customers good cause to refer to JR East as a company that provides exceptional *"anshin."*

Q4. With respect to safety, there was a tragic accident on the Uetsu Line last December. What are your feelings about that accident?

A. Words cannot express the deep regret and great sorrow I feel for the victims and their families and friends. My thoughts and prayers are with them. I would like to convey my sincere apologies to all those affected by this tragic accident, and I hope that those who are injured will quickly make a full recovery.

Ever since its founding, JR East has given top priority to safety. In line with this approach, the Company has completed three ambitious five-year safety plans and is currently in the midst of its fourth—*Safety Plan 2008*—which ends in March 2009. These plans have entailed safety-related investments with a cumulative value in excess of ¥1.7 trillion. Such investments account for over 40% of the parent company's total capital investments. Moreover, we have established our Safety Research Laboratory, which is moving forward with basic research programs, and we have for many years sustained programs that encourage employees to participate in discussions about safety issues. As a result, the number of accidents has been greatly reduced. In fiscal 2006, the number was less than 40% of the level in fiscal 1988, the first year of JR East's operations.

SAFETY-RELATED INVESTMENT (Nonconsolidated)
(Billions of Yen)



400
300
200
100
0
FY '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07
(Target)
Other Investment
Safety-Related Investment

Despite these measures, the tragic accident on the Uetsu Line last year did occur. Having long given top priority to safety and made relentless efforts to ensure safety, we are extremely heartbroken and regretful regarding that tragedy. The Aircraft and Railway Accidents Investigation Commission of the Ministry of Land, Infrastructure and Transport (MLIT) has been conducting a thorough investigation of the accident's causes, and there have been reports that local wind conditions are the primary cause. However, we are not in a position to be totally sure of this diagnosis. The one thing that we can say with certainty is that some of our customers trusted our train service, rode on one of our trains, and were involved in an accident that resulted in their decease or injury. As these are the simple, harsh facts that we must face up to, we at JR East are doing our best to convey our deepest regrets and offer heartfelt apologies to the bereaved families of the victims as well as the survivors and their families. At the same time, we are renewing our commitment to making the efforts needed to further increase the safety of our railway operations. This is a top-priority corporate mission. Having visited the site of the accident and inspected the derailed cars, I personally feel a very strong commitment to doing whatever it takes to ensure that such an accident never happens again. Safety is much more than just one of our management goals, it stands in a category all by itself. To do whatever we can to prevent the recurrence of such an accident, we are humbly reassessing all the safety measures that we have taken previously and have redefined our objective as achieving "extreme safety." In line with this ambitious objective, we will be taking innumerable safety-boosting measures with respect to both equipment and personnel.

Q5. What concrete measures do you plan to take to expand JR East's operations?

A. JR East's business model is to expand various types of non-transportation businesses that are synergistically compatible with our core railway transportation operations and thereby maximize our cash flow. In expanding our operations, we are naturally making an emphasis on customers' perspectives our starting point. In both core railway operations and rapidly growing non-transportation operations, we must sustain continuous efforts to accurately grasp and respond to customer needs. That is the only way to earn our customers' trust.

In railway operations, we will maintain our commitment to achieving "extreme safety," and we will concurrently sustain a fundamental emphasis on efforts to eliminate barriers that prevent customers from enjoying our services. In addition to installing such equipment as elevators and escalators to create facilities that are physically barrier-free, we are striving to eliminate intangible barriers by taking such initiatives as those to set service timetables that increase customer convenience and create train services that eliminate the need for transfers. JR East is currently moving ahead with projects related to the Shonan-Shinjuku Line and to cooperation with Tobu Railway Company to augment limited express through services from JR Shinjuku Station to Tobu-Nikko and Kinugawa-onsen stations, and these projects are an important part of our barrier-free strategy. By continuously eliminating barriers, we intend to progressively reinforce our position as a railway that proactively earns customers' trust and patronage.

Regarding non-transportation businesses, JR East is creating and providing new services that match customer needs. A central strategy in this regard is our *Station Renaissance* program, which is designed to maximize the appeal of railway stations—our most powerful underutilized business resource. During 2005, we opened *ecute* retailing facilities at Omiya and Shinagawa stations, and those facilities have proven to be highly popular. In the future, we will continue seeking to accurately address customer needs with new services that also increase the overall appeal of our railway station complexes.


Shonan-Shinjuku Line


Green Cars


ecute Shinagawa



Q6. Earlier, you mentioned transforming JR East over the next 10 years to a surprising degree. What are your thoughts regarding the Company's development over the medium-to-long term?

A. As I mentioned, JR East may not offer big surprises on a year-to-year basis, but it can be expected to realize easily perceptible and highly significant changes over the span of a decade. I anticipate that the decade from 2006 will not be an exception to this pattern. In railway operations, we are planning to realize the Tohoku Through Line linking northbound and southbound medium-distance services from Tokyo and the extension of the Tohoku Shinkansen to Shin-Aomori and the Hokuriku Shinkansen to Kanazawa will be completed. In non-transportation operations, we are planning the full-scale opening of *Tokyo Station City*, centered on Tokyo Station, as well as large-scale redevelopment projects at Shinjuku and Shibuya stations. Completing these projects will take considerable time, but they will present observers with major and highly evident changes over the next decade. We are moving ahead with such changes, step-by-step.

Moreover, we are expecting major changes in Japan's society and economy over the upcoming decade. In particular, Japan's rapid demographic graying can be expected to become an increasingly serious problem. JR East believes it must anticipate and begin taking countermeasures to such structural changes in society before they actually occur. Our campaign to make our railway stations barrier-free is just one of our responses to future societal trends. By eliminating diverse kinds of barriers, we are seeking to promote comfortable rail transportation options for the future senior citizens with considerable discretionary time and financial resources, even increasing the appeal of railway travel to people who had previously used railways only infrequently other than commuting to work. At the same time, we are planning to steadily augment the services offered to members of our *Otona no Kyujitsu Club* membership clubs. I also consider our *Suica* services to be a part of our barrier-free strategy. From March 2007, *Suica* will be interchangeable with *PASMO* IC cards, enabling them to be used for all types of railway services as well as bus services in the Tokyo region. People can use a single *Suica* card to go almost wherever they wish within the greater Tokyo region.

Q7. Could you explain a bit more about the rapid growth in *Suica* business you are anticipating?

A. Thanks to the support of our customers, the *Suica* IC cards we launched in November 2001, as a means of more conveniently paying for transportation services, have been highly popular. The number of such cards issued has increased smoothly over the past four and a half years, to the current level of approximately 17,000,000 (as of July 2006). The applications of the cards have shown a similar steady expansion. From March 2007, *Suica* cards will be interchangeable with *PASMO* IC cards, which will be introduced at the same time, and I anticipate that such improvements in services will boost the number of *Suica* cards issued to above the 30,000,000 mark.

Suica cards can also be used as electronic money in stores within our railway stations as well as at a growing number of convenience stores, restaurants, supermarkets, and other commercial facilities located outside of stations. We plan to increase the card's electronic money applications at all private railway stations in the greater Tokyo region. In sum, we are aiming to enable the use of a single *Suica* card for the use of diverse transportation modes and the purchase of various other types of goods and services throughout greater Tokyo.

JR East is taking various measures to expand *Suica*'s functionality, such as the January 2006 introduction of the *Mobile Suica* service—a more sophisticated version of *Suica* in that it integrates electronic money with mobile phones. From October 2006, we will begin offering a new "charging" (this refers to loading up cards with "stored fares" or electronic money) service that enables *Suica* to be automatically charged from credit cards as soon as a *Suica* transaction exceeds the sum already charged into the card when passing it over an automatic ticket gate sensor. These additional functions represent new kinds of services, and we intend to further broaden *Suica*'s functionality while taking appropriate measures to ensure the safety of the systems.

Suica is distinguished from other forms of electronic money in that it can be used for railway transportation services. To ensure that *Suica* has a solid position among the top IC cards in the future, JR East is taking steps to expand the coverage area and support additional functions that enable *Suica* to offer indispensable utility in customers' daily lives. In this way, we are seeking to make *Suica* business an additional main pillar of the JR East Group's operations.



Concept illustration of the Tohoku Through Line



Mobile Suica

Q8. The success of these corporate development initiatives will depend on the capabilities of the JR East employees implementing them. What are your ideas about human resource development?

A. One of a company's top missions is ensuring the sustainability of its operations. Because of the age structure of its workforce, JR East will soon undergo a period of elevated employee retirement rates, and this makes it extremely important that the Company quickly fosters the development of its next generation of leaders. In view of this, we established one of Japan's largest personnel training centers in Japan—the JR East General Education Center—in April 2000, and we have initiated diverse kinds of training programs at that facility. The annual number of people participating in those programs has risen to approximately 90,000. This figure means that, on average, each of our employees participates in at least one program every year.

Naturally, it is important to supplement the courses at the training center with on-the-job training programs that promote the direct transferal of methodology and technology from veteran employees to newcomers. On the other hand, we are introducing new, more-advanced technologies on a day-to-day basis, particularly with regard to such IT technologies as those used in signaling and communications systems. To keep up with the pace of progress in such sophisticated technological fields, we have taken a trial-and-error approach in continually organizing experimental training programs, including those involving the temporary assignment of our young employees to work at the facilities of electronics companies and participate in cooperative technology development programs. While we must work to increase our operational efficiency in the near term, it is equally important from a long-term sustainability perspective to proactively invest in various complementary kinds of classroom and on-the-job training programs.

Q9. Could you explain JR East's CSR initiatives?

A. By their nature, JR East's operations are very tightly linked with society at large and local communities, and we cannot develop our operations without constantly keeping that linkage in mind. Given this situation, it is clear that CSR efforts must be an integral part of our strategy for realizing sustained business development.

Regarding environmental protection, we are proactively working to meet the CO_2 emission reduction goals and other environmental protection index targets included in our *New Frontier 2008* medium-term management plan. One example of an initiative in this area is the autumn commencement of commercial services using hybrid railcars equipped with power-generating diesel engines, which store electricity in batteries for motive force. In the current fiscal year, we will begin experimental use of a more advanced fuel cell hybrid railcar. If our research is successful, we will ultimately be able to operate zero-emission electric trains that eliminate overhead electric power lines simply by using a combination of energy obtained from recharging train batteries overnight at rail yard bases and supplementary energy from fuel cells.

Moreover, JR East can help reduce society's overall emission of CO_2 by encouraging people to make use of rail transportation, which has less environmental impact than other transportation modes. To do this, we must strive to improve our services in ways that attract additional customers. This kind of approach to concurrently expanding our operations and contributing to society is the foundation of most of our CSR activities.



JR East General Education Center



Hybrid railcars that employ fuel cells



Q10. In conclusion, please tell us about your progress in implementing the *New Frontier 2008* medium-term management plan and your goals for fiscal 2007.

A. JR East began implementing *New Frontier 2008* in fiscal 2006, and we made steady and clearly evident progress during the year in attaining various service improvement objectives based on that plan. Examples include our moves to increase the number of trains running on the Shonan-Shinjuku Line, increase the number of *Green Cars* on various lines, develop additional station-space utilization business, and increase the functions and applications of *Suica.* We also made smooth progress toward our three main numerical targets, which focus on debt reduction, capital investments, and shareholder returns. Moreover, the fiscal 2006 levels of operating revenues and net income were the highest recorded since JR East began preparing consolidated accounts in fiscal 1991.

In fiscal 2007, the second year of *New Frontier 2008,* we do not plan to complete any megaprojects but will focus mainly on building a solid foundation for projects designed to create major sources of profitability in the future. I intend to make this year one in which we effectively make the right initial moves toward key medium- and long-term objectives, such as the redevelopment of the Tokyo Station district and the strengthening of our railway network. At the same time, we will naturally be working to strengthen our operating base and further enhancing profitability by selectively concentrating resources in strategic fields as well as by relentless cost-cutting. Regarding dividends, we have a policy of seeking to keep our consolidated dividend payout ratio above 20%, and we are aiming to set dividends applicable to fiscal 2007 at ¥9,000 per share.

Fiscal 2007 is a highly significant year in that it is the 20th year of JR East's operations and in that we are positioning it as a year in which we prepare a solid foundation for a future surge in corporate development. We are naturally busy with the preparation of numerous business development projects, and we are equally intent on enhancing our capabilities with respect to safety, service quality, and human resources, as these factors are integral parts of our foundation for future business growth. In particular, we are energetically marshalling all the JR East Group's resources in a concerted effort to ensure "extreme safety." We intend to build a Group structure with outstanding capabilities for providing *"anshin,"* and we recognize that this project is one that will require us to make sustained efforts to overcome all types of challenges.

JR EAST GROUP MEDIUM-TERM MANAGEMENT PLAN

New Frontier 2008: **New Creation and Evolution (2005-2008)**



Basic Management Policy (Three Reforms)
Offering Services That Reflect the Customer Viewpoint
Challenge ourselves to meet customer expectations
Building a Robust Group
Enhance the competitiveness and collective strength of the corporate group based on self-reliant management
Fulfilling Social Responsibility and Achieving Sustainable Growth
Sustain corporate growth by offering improved quality of life
Creating New Customer Values (Six Challenges)
Continue relentless efforts to provide safe and reliable transportation
Reinvent stations
Further enhance the convenience and comfort of railway operations
Grow non-transportation operations further
Enhance lifestyles through the Suica brand
Focus on research and development
Utilize the Synergies of the Group

New Frontier 2008

New Frontier 2008 is the first management plan that JR East has prepared as an entirely private-sector company.

Key Targets

Management Targets



Concrete Management Targets—**Three Benchmarks**

1 **To attain a total consolidated operating cash flow of**

¥2 trillion for four years

JR East is simultaneously seeking to steadily reduce debt to increase the soundness of the Group's financial base and thereby enhance the Group's ability to achieve sustained business growth, proactively make capital investments to generate major business benefits in the future, and increase shareholder returns.

2 **To lower the ratio of long-term debt to shareholders' equity to approximately 2:1**

To further increase the soundness of its financial base, JR East is proactively reducing debt, with the target of lowering the level of long-term debt to approximately two by fiscal 2009.

3 **To achieve a consolidated return on assets (ROA) of 6%**

To promote the JR East Group's continued growth, JR East will work to make the most of its assets, with the target of raising ROA to 6% by fiscal 2009.

Environmental Targets



Concrete Environmental Targets—**Three Benchmarks**

JR East revised its environmental targets to coincide with the unveiling of *New Frontier 2008,* raising the bar for several targets that were reached ahead of the original March 2006 deadline. In addition, JR East set out new environmental targets for the Group as a whole.

Key targets for fiscal 2009 are shown below.

1 **Total CO_2 emissions from general business activities**

22% reduction compared with FY91

2 **Energy-saving railcars as a percentage of total rolling stock 82%**

3 **Recycling rate for waste generated at stations and on trains 45%**

Progress

CASH FLOWS FROM OPERATING ACTIVITIES (Billions of yen)



FY '02
'03
'04
'05
'06
'07
'08
'09
'06~'09
(Target)
447.7
2,000
0
400
800
1,200
1,600
2,000

Improved performance in transportation operations, the *Station Renaissance* program, and other factors have increased revenues, and JR East has moved steadily ahead with cost-cutting measures. As a result, consolidated cash flow from operating activities is growing smoothly in line with plans, amounting to ¥447.7 billion in fiscal 2006.

RATIO OF TOTAL LONG-TERM DEBT TO SHAREHOLDERS' EQUITY (Times)



FY '02
'03
'04
'05
'06
'09
(Target)
2.7
2.0 (approximately)
0
1
2
3
4
5
6

Sustained efforts to reduce debt—along with a higher level of profitability than originally projected, which led to additional growth in shareholders' equity—enabled JR East to lower its ratio of total long-term debt to shareholders' equity to 2.7. This represents a significant and steady strengthening of the financial base in line with JR East's plans.

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA) (%)



FY '02
'03
'04
'05
'06
'09
(Target)
5.9
6.0
0
1
2
3
4
5
6
7

JR East's assiduous efforts to increase the effectiveness of its asset employment raised ROA to 5.9% in fiscal 2006. This is a strong start toward reaching the target level in fiscal 2009.

TOTAL CO_2 EMISSIONS FROM GENERAL BUSINESS ACTIVITIES
(Million tons-CO_2)



FY '91
'05
'09
(Target)
2.76
2.39
2.15*
0.0
0.5
1.0
1.5
2.0
2.5
3.0

*22% reduction compared with FY91

The introduction of energy-saving railcars and the promotion of comprehensive intermodal management for freight shipments have reduced CO_2 emissions related to electric power consumption. In this and other ways, JR East is relentlessly striving to reduce its CO_2 emissions.

ENERGY-SAVING RAILCARS AS A PERCENTAGE OF TOTAL ROLLING STOCK (%)



FY '05
'09
(Target)
76
82
0
15
30
45
60
75
90

At the end of fiscal 2005, JR East had introduced 9,410 energy-saving railcars and increased the share of such cars to 76%. Plans call for continuing to steadily introduce additional energy-saving railcars and thereby reduce the environmental impact of JR East's operations.

RECYCLING RATE FOR WASTE GENERATED AT STATIONS AND ON TRAINS (%)



FY '05
'09
(Target)
43
45
0
10
20
30
40
50

The installation of separate trash receptacles for different types of trash and the creation of recycling centers have enabled JR East to be increasingly thorough in separating the trash it collects. In this way, JR East is earnestly working to make effective use of natural resources.

PRINCIPAL BUSINESSES

BUSINESS COMPOSITION BY SEGMENT

ransportation



Shinkansen Network
High-speed train services linking Tokyo with major cities

Tokyo Metropolitan Area Network
Trains serving the Tokyo area, the largest market in Japan

Intercity and Regional Networks
Intercity transportation other than the Shinkansen network and regional transportation outside the Tokyo metropolitan area network

Travel Agency Services
View Plaza travel agencies and other outlets selling travel products

Bus Services
Bus services conducted in addition to railway operations


70%
75%

● Operating revenues
Operating income

tation Space Utilization



Retailing
Retailing activities, such as kiosk outlets and convenience stores, at stations and sales of snacks, drinks, and other goods inside trains

Restaurants
Fast-food stores and a variety of restaurants operated mainly at or near stations


15%
8%

● Operating revenues
Operating income

hopping Centers & Office Buildings



Shopping Centers
Leasing space to retailers and other tenants in shopping centers at stations

Office Buildings
Operation of buildings used primarily as office space


7%
13%

● Operating revenues
Operating income

ther Services



Advertising and Publicity
Advertising and publicity in stations and inside trains

Hotel Operations
Chain hotel businesses, including *Metropolitan Hotels* and *HOTEL METS* operated as part of the *JR East Hotel Chain*

Information Services
Information processing, development, operations, and support for Internet businesses and related activities

Housing Development and Sales
Primarily the development and sales of housing sites, houses, and condominiums at locations along JR East's rail lines

Credit Card Business
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers, and VISA, JCB, or MasterCard card member merchants

Others
Wholesale, truck delivery, cleaning, and other businesses


8%
4%

● Operating revenues
Operating income

PROFILE AND TOPICS

BUSINESS RESULTS (Billions of Yen)

JR East's 7,526.8-kilometer rail network (excluding the Tokyo Monorail) covers the eastern half of Honshu, including the Tokyo metropolitan area. JR East operates a transportation business whose mainstay service is passenger railway transportation through the use of this very profitable network. In fiscal 2006, transportation operating revenues were ¥1,805.4 billion ($15,431 million) and operating income was ¥297.7 billion ($2,545 million).



0
500
1,000
1,500
2,000
FY
'02
'03
'04
'05
'06
0
100
200
300
400
Operating revenues
Operating income

About 16 million passengers use JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at stations and sales inside trains. Station space utilization operating revenues were ¥383.9 billion ($3,281 million) and operating income was ¥30.4 billion ($260 million) in fiscal 2006.



0
100
200
300
400
FY
'02
'03
'04
'05
'06
0
10
20
30
40
Operating revenues
Operating income

JR East leases space to retailers and other tenants in shopping centers and office buildings developed on property already owned by JR East within or near station premises throughout its service area. Shopping centers & office buildings operating revenues were ¥190.5 billion ($1,628 million) and operating income was ¥53.9 billion ($460 million) in fiscal 2006.



0
50
100
150
200
FY
'02
'03
'04
'05
'06
0
15
30
45
60
Operating revenues
Operating income

JR East conducts a number of other business activities, most of which are aimed at leveraging the customer base at railway station and other facilities of its core passenger railway transportation business. Major businesses in the other services segment include advertising and publicity, hotel operations, information services, housing development and sales, credit card business, and other services. Additional activities include construction and car rentals. In fiscal 2006, other services operating revenues were ¥212.6 billion ($1,817 million) and operating income was ¥15.5 billion ($133 million).



0
60
120
180
240
FY
'02
'03
'04
'05
'06
0
5
10
15
20
Operating revenues
Operating income

Transportation—Shinkansen Network

Competition with Airlines

	Time Required	Fare	Number per Day
Akita Hybrid Shinkansen	3:49	¥16,810	15
Aircraft (Akita Airport)	2:38	¥23,210	7

	Time Required	Fare	Number per Day
Tohoku Shinkansen (Hachinohe)	2:56	¥15,350	15
Aircraft (Misawa Airport)	3:18	¥28,040	3

	Time Required	Fare	Number per Day
Tohoku Shinkansen + Tohoku Honsen (Aomori)	3:54	¥16,890	15
Aircraft (Aomori Airport)	3:08	¥27,880	6

	Time Required	Fare	Number per Day
Joetsu Shinkansen + Uetsu Honsen	3:55	¥13,880	7
Aircraft (Shonai Airport)	2:38	¥19,340	4

	Time Required	Fare	Number per Day
Yamagata Hybrid Shinkansen	2:31	¥11,030	16
Aircraft (Yamagata Airport)	2:48	¥17,320	1


■ Tokyo-Aomori
2.9 million passengers per year
32%
68%
■ Tokyo-Akita
2.3 million passengers per year
43%
57%
■ Tokyo-Sakata
0.7 million passengers per year
49%
51%
■ Tokyo-Niigata
4.6 million passengers per year
100%
■ Tokyo-Yamagata
2.4 million passengers per year
2%
98%
■ Tokyo-Sendai
8.3 million passengers per year
100%
Shin-Aomori
Aomori Airport
Misawa Airport
Hachinohe
Odate-Noshiro Airport
Akita
Akita Airport
Morioka
Hanamaki Airport
Sakata
Shonai Airport
Shinjo
Yamagata Airport
Yamagata
Niigata
Niigata Airport
Sendai
Sendai Airport
Fukushima
Joetsu
Echigoyuzawa
Fukushima Airport
Nagano
Karuizawa
Matsumoto Airport
Takasaki
Utsunomiya
Mito
Omiya
Kofu
Tokyo
Narita Airport
Haneda Airport

Note: This information is from the June 2006 JR East timetable. "Time Required" is based on the time it takes for a regular train operating at maximum speed to reach the given destination. Aircraft times include the 53 minutes it takes to travel from Tokyo Station to Haneda Airport using JR lines and the Tokyo Monorail as well as the time it takes upon arrival for airport buses to reach their destinations. JR fares are for one-way, regular fares, including surcharges for reserved seating. Airfares are also for one-way, regular fares and are for the same month as the JR fares.

PASSENGER KILOMETERS AND REVENUES FROM PASSENGER TICKETS (Millions, Millions of Yen)


0
4,000
8,000
12,000
16,000
20,000
FY
'02
'03
'04
'05
'06
0
100,000
200,000
300,000
400,000
500,000
Passenger kilometers
Revenues from passenger tickets

Overview

For JR East, its Shinkansen services rank alongside its transportation services in the Tokyo metropolitan area as a mainstay business. JR East operates a five-route Shinkansen network that links Tokyo with the regions of Tohoku, Joetsu, Nagano, Yamagata, and Akita. Specially designed hybrid Shinkansen trains—capable of running on the tracks of conventional lines as well as Shinkansen lines—serve the Yamagata and Akita regions.

In Japan, trains are generally considered superior to airplanes for medium-to-long-distance trips of up to 750km in length. The distance from Tokyo to the principal cities in JR East's operating area falls within this range, placing JR East in a superior competitive position vis-à-vis airlines.

Topics

December 2005 Service Schedule Revisions

In December 2005, JR East implemented service schedule revisions primarily aimed at improving the Shinkansen network. Besides increasing the volume of services on the Yamagata and

Akita hybrid Shinkansen lines during peak periods, JR East reevaluated the Joetsu Shinkansen timetable and made changes to increase the convenience of travel toward Sakata and thereby enhance capabilities for competing with airlines. JR East also increased transportation efficiency by changing its previous policy of assigning services to individual train platforms in Tokyo Station based on the common direction of the services' destinations. This more flexible use of platforms made it possible to increase train frequency during peak periods to approximately 13 trains per hour, or about one to two trains per hour more than previously feasible, and thereby augment passenger capacity at those times.

In addition, the implementation of environmental countermeasures in certain areas of the Joetsu Shinkansen Line has made it possible to run the line's trains at their top speed of 240km/h. Moreover, JR East began using new control equipment that uses information technology to increase passenger comfort on certain parts of the Tohoku Shinkansen Line, and this enabled the travel times of certain trains to be reduced. The new control equipment is scheduled to be introduced for all Shinkansen lines by the end of fiscal 2009.

Hayate Service in Its Third Year of Operations

In December 2002, the Tohoku Shinkansen Line was extended from Morioka to Hachinohe, reducing the time required to travel between Tokyo and Hachinohe on the quickest train by 37 minutes, to only 2 hours and 56 minutes. Passengers on this line ride in JR East's most advanced E2-1000 series railcars, which employ full active suspension to enhance passenger comfort and low-noise pantographs to reduce noise pollution. To cater to passengers' seating requirements, JR East introduced the *Hayate* all-reserved-car service.

In its third year of operations, the *Hayate* service continued to see impressive passenger volume, and it has enabled JR East to take an increasingly larger share of the market for travel between Tokyo and the Aomori and Misawa areas away from airlines. JR East's share of that market has risen from about 40% before the launch of the *Hayate* service to approximately 70% in fiscal 2006.

Outlook

FASTECH 360—The 360km/h Challenge

JR East has moved ahead with the development of Shinkansen trains that offer the world's highest levels of speed—it aims to achieve speeds of up to 360km/h—as well as reliability, environmental compatibility, and comfort.

Of the two types of high-speed test railcar prototypes JR East has been developing, the Shinkansen railcar known as the *FASTECH 360S* was finished in June 2005 and the *FASTECH 360Z* hybrid entered operational trials from April 2006. Operational trials of both prototypes are expected to be completed during fiscal 2008.

Shinkansen Line Extensions

The Japan Railway Construction, Transport and Technology Agency (JRTT) is constructing extensions to the Tohoku Shinkansen Line between Hachinohe and Shin-Aomori and to the Hokuriku Shinkansen Line between Nagano and Kanazawa (Joetsu marks the limit of JR East's service area). The Hachinohe–Shin-Aomori segment is scheduled to be completed at the end of fiscal 2011, and the Nagano–Kanazawa segment is expected to be finished by the end of fiscal 2015 (see page 50 for details).



Shinkansen trains



Hayate E2-1000 series railcar



FASTECH 360S

Suica Topics—*Mobile Suica*

Introduced in January 2006, *Mobile Suica*—a more sophisticated version of the *Suica* card—integrates electronic money with mobile phones. By making use of mobile phones' communications and display functions, *Mobile Suica* will be able to be "charged" (loaded with "stored fares" or electronic money) anywhere, at any time.

In addition to enabling users to draw electronic money from their bank accounts, *Mobile Suica* will allow stored fares to be used for Internet shopping, the purchase of *FREX* Shinkansen commuter passes, and a growing number of other services, including enabling passengers to reserve Shinkansen seats and then board their trains without tickets.

Transportation—Tokyo Metropolitan Area Network

Enhanced Service on Conventional Lines around the Tokyo Metropolitan Area Network


Omiya
Mar. 2006: Reciprocal through operations with Tobu Railway Co., Ltd.
Oct. 2004: *Green Cars* (first-class cars) on the Utsunomiya, Takasaki, and Shonan-Shinjuku lines
Spring 2007 (est.): Placing of *Green Cars* on the Joban Line
Akabane
Ikebukuro
FY2010 (est.): Tohoku Through Line
Haijima
Tachikawa
Nishi-Kokubunji
Ueno
Shinjuku
Tokyo
Hamamatsucho
Shinkiba
Hachioji
Oct. 2004: Increased frequency on the Shonan-Shinjuku Line
Shinagawa
Osaki
Chiba
Dec. 2002: Through operations on the Saikyo and Rinkai lines
Soga
FY2010 (est.): Opening of New Musashi-Kosugi Station
Haneda Airport Terminal 2
Feb. 2002: Acquisition of the Tokyo Monorail
Yokohama
Reserved seating
Through operation
Shonan-Shinjuku Line
Tokyo Monorail
Rinkai Line (TWR)
Tohoku Through Line



Concept illustration of the Tohoku Through Line

PASSENGER KILOMETERS AND REVENUES FROM PASSENGER TICKETS (Millions, Millions of Yen)


0
20,000
40,000
60,000
80,000
FY
'02
'03
'04
'05
'06
0
250,000
500,000
750,000
1,000,000
Passenger kilometers
Revenues from passenger tickets

Overview

The Tokyo metropolitan area train line network boasts a total route length of about 1,100 kilometers, including numerous lines that are within central Tokyo as well as those linking central Tokyo with nearby suburban cities. Most of the network is within a 100-kilometer radius of Tokyo Station. JR East accounts for nearly half of the Tokyo area's huge, highly profitable rail transportation market in terms of passenger kilometers and operating revenues (see page 84 for details).

Topics

Competition with Other Railway Companies

In Tokyo, competition with subway networks and other railway systems is intensifying. In response, JR East has worked to strengthen its network without undertaking large-scale capital investment projects, by making the most of its existing infrastructure.

Competing railway operating companies have implemented large-scale capital investments that have necessitated multiple rounds of fare increases, while JR East has not raised fares since its establishment in 1987, other than to reflect the consumption tax introduction (1989) and revision (1997). As a result, JR East's price competitiveness has risen. Since its establishment, JR East has increased its capacity by an amount roughly three times the

average capacity of its major Tokyo competitors through such measures as those to develop new routes that share existing line segments with other services, increase the number of trains, and lengthen trains.

In response to the August 2005 inauguration of the Tsukuba Express, a new railway route of a competing company, JR East greatly dampened the impact by taking such countermeasures as the introduction of new services that facilitate shorter travel times.

Shonan-Shinjuku Line—Increased Number of Trains

By sharing existing line segments with other services, JR East launched the Shonan-Shinjuku Line in December 2001. The route has improved passenger flow by eliminating the need to change trains when traveling between suburban cities in the northern and southern districts of the Tokyo metropolitan area.

Initially, the Shonan-Shinjuku Line carried only 25 round-trip trains a day, but measures such as the construction of a track overpass crossing near Ikebukuro Station has enabled a significant rise in service volumes. In October 2004, JR East stepped up the number of such trains to 64. Daily ridership on the portion of the route between Osaki and Yokohama has soared from about 30,000 in the initial stage of the service, to more than 140,000 as of March 2006. A JR East survey revealed that approximately 24% of those passengers had switched to the line from rival railway services. JR East estimates that boosting the number of round-trips per day on this line had the effect of increasing its revenues by approximately ¥1.0 billion in fiscal 2005 and ¥2.3 billion in fiscal 2006.

Green Cars—Extended Coverage Area and Added Value

Since adding double-decker *Green Cars* (first-class cars) to local trains on sections of three additional lines in October 2004, JR East has continued working to increase its revenues and address passengers' seating needs by introducing more of these cars. JR East estimates that boosting the number of *Green Cars* had the effect of increasing its revenues by approximately ¥1.5 billion in fiscal 2005 and ¥4.8 billion in fiscal 2006.

Outlook

Tohoku Through Line Concept

JR East aims to establish a new through route by laying additional double tracks between Ueno Station and Tokyo Station. Service rollout is slated for fiscal 2010, and the project is expected to cost approximately ¥30 billion.

In light of its experience with the Shonan-Shinjuku Line, JR East is confident that the improvement and expansion of its network will heighten competitiveness with other railway companies.

Expanding the Scope of *Green Car* Use and Increasing Added Value

From spring 2007, JR East plans to add *Green Cars* to conventional trains providing medium-distance services on the Joban Line. By catering to passengers' seating needs and increasing the quality of services, JR East expects to generate the same kind of positive effects seen in other lines on which *Green Cars* have been introduced.

Realizing Seamless *Suica* Usage for All Transportation Companies in the Tokyo Metropolitan Area

From March 2007, JR East and PASMO K.K. will begin introducing an interchangeable IC card that allows passengers to easily transfer to and from other transportation companies. As a result, in the Tokyo metropolitan area, passengers will be able to use one card to ride the trains of both JR East and other railway companies as well as buses and other types of public transportation, thereby creating seamless connections among the various systems.



Shonan-Shinjuku Line



Green Cars


Suica

Suica and *PASMO* cards will be linked

Suica Topics—The *Green Car Suica System*

After a passenger has purchased a *Suica Green Ticket* (an electronic ticket) at a ticket vending machine, he or she then simply taps the ticket against a reader device above the seat. The color of the seat's indicator lamp on the ceiling will then switch from red to green, thus minimizing the need for onboard ticket inspection.

Transportation—Intercity and Regional Networks, Travel Agency Services

ercity and
egional Networks

Overview

Accounting for more than 70% of JR East's total network, JR East's intercity and regional networks provide non-Shinkansen intercity services and regional services not covered by the Tokyo metropolitan area network.

The intercity network mainly comprises limited express trains, and JR East continues to upgrade services through such measures as those to introduce new types of railcars and more convenient timetables.

JR East is working to progressively improve the business performance of the regional network by scheduling services in line with trends in customer needs as well as through such efficiency-boosting measures as those to operate trains with only one crew member, reduce maintenance costs, and introduce energy-saving trains.

Topics

Responding to the Advent of the Car-Oriented Society

Particularly in rural areas, the advantages of automobiles are increasing, due to highway construction and improvements in local road networks. JR East is adapting to this and seeking new earning opportunities by introducing diverse services that harmonize with road travel, such as park-and-ride, bus, and rent-a-car services.

Shared Use of the Sendai Airport Line and Introduction of New Railcars

At the end of fiscal 2007, JR East is scheduled to begin a mutual line-sharing arrangement with the railway that operates the Sendai Airport Line. In conjunction with this initiative, JR East will introduce new E721 series railcars with low floors, making it easier for the physically challenged to get on and off.

Introduction of the World's First Hybrid Railcars

From fiscal 2008, JR East will begin the commercial operation of the world's first hybrid diesel/electric battery-powered railcars, which are designed to reduce the environmental impact of the Koumi Line. In addition to being more fuel efficient and quieter than conventional energy-saving railcars, a hybrid railcar's emissions are expected to contain approximately 60% less NO_x, graphite, and other particulates. Seeking to create systems that are environment-friendly and provide a response to the depletion of fossil fuels, JR East is moving forward with R&D programs focused on railcar fuel cell drive systems. Based on the results of these programs, JR East intends to undertake the development of the world's first hybrid fuel cell railcars.


Rent-a-car service


Concept illustration of the Sendai Airport Line


E721 series railcar

PASSENGER KILOMETERS AND REVENUES FROM PASSENGER TICKETS (Millions, Millions of Yen)


0
8,000
16,000
24,000
32,000
FY
'02
'03
'04
'05
'06
0
100,000
200,000
300,000
400,000
Passenger kilometers
Revenues from passenger tickets


Image of a hybrid railcar

Suica Topics—Increasing *Suica*'s Coverage Area

Since November 2001, when the *Suica* system was launched at 424 stations in the Tokyo metropolitan area, JR East has expanded the system's scope to encompass 66 stations in the Sendai region (from October 2003) and 36 stations in the Niigata region (from January 2006). JR East has also enabled *Suica* to be used on the Tokyo Monorail Line, the Tokyo Waterfront Railway (Rinkai Line), and the area covered by JR West's ICOCA cards. At the end of fiscal 2006, *Suica* could be used at a total of 897 stations.

Overview

Unlike the business models of other travel agencies, JR East's travel agency business model calls for unearthing new tourist destinations, developing related travel packages, extensively advertising the travel packages, and thereby triggering "booms" that stimulate railway usage and regional economies. During fiscal 2006, JR East marketed its travel packages—*View Travel Products*—through JR East's *View Plaza* facilities within train stations and also proactively expanded their marketing through such additional channels as websites and other travel agencies. As a result, sales of these packages surged 8.8% from the fiscal 2005 level.

Topics

Otona no Kyujitsu Club

In view of Japan's demographic graying, JR East is proactively working to meet the needs of a target group of people in their 50s or older and make them fans of JR East travel packages from as young an age as possible. As one means of doing this, JR East created two membership clubs—*Otona no Kyujitsu Club: Zipangu,* for those aged 65 and older, and *Otona no Kyujitsu Club: Middle,* for those aged 50 and older. Club members are offered discounts that promote greater use of JR East rail services, and they are also provided with newsletters that serve as a medium for diverse sales promotion campaigns. At the end of fiscal 2006, membership in the two clubs rose to 290,000.

Stimulating Tourist Travel in the JR East Business Region

From July through September of 2005, JR East cooperated with local communities in Fukushima Prefecture in implementing the *Fukushima Prefecture Aizu Destination Campaign.* As a result, approximately 300,000 people bought *View Travel Products* for trips to the southern Tohoku region during fiscal 2006, up 8.9% from the fiscal 2005 level. In March 2006, JR East and Tobu Railway Company cooperatively began a limited express through service linking Tokyo with the Nikko-Kinugawa area, famous for its World Heritage registered temples and shrines as well as some of Japan's best hot springs, and JR East has subsequently organized its highly evaluated *PREMIUM JAPAN Nikko-Kinugawa Campaign* to further push up the number of rail passengers who visit that area.


大人の休日
倶楽部
5%割引
30%割引

Otona no Kyujitsu Club leaflet



A *View Plaza* travel center



JR East and Tobu Railway trains

Non-Transportation—**Station Space Utilization**

Development of *Station Renaissance*


Omiya
Tabata
Nippori
Ueno
Tachikawa
Mitaka
Koenji
Nishi-
Funabashi
Shinagawa
Ofuna


Morioka
Fukushima
Koriyama
Takasaki
Utsunomiya
Mito











ecute Omiya and *ecute Shinagawa* shopping areas

STATION RENAISSANCE—FUTURE DEVELOPMENT

Station	Opening	Store Space
Ueno	Feb. 2002	5,900m²
Fukushima	Mar. 2004	900m²*
Mito	Mar. 2005	1,900m²*
Omiya	Mar. 2005	4,900m²*
Koriyama	Mar. 2005	3,200m²*
Nishi-Funabashi	Mar. 2005	2,100m²
Utsunomiya	Aug. 2005	1,500m²*
Shinagawa	Oct. 2005	1,600m²
Takasaki	Dec. 2005	2,000m²*
Ofuna	Phase 1 Feb. 2006	600m²
	Grand opening Mar. 2007	1,100m²
Morioka	Feb. 2006	4,100m²*
Koenji	Mar. 2006	450m²
Tachikawa	FY2008	(TBD)
Tabata	Autumn 2008	1,800m²*
Mitaka	FY2009	1,500m²
Nippori	FY2009	800m²

* includes shopping center reconstruction

Overview

As its stations—used by roughly 16 million passengers a day—are its largest management resource, JR East operates a wide range of related businesses, including retail outlets and restaurants, that enhance customer convenience and comfort while raising profitability. Many of the stations have high passenger volumes—87 stations were used by more than 100,000 passengers a day, including 33 used by more than 200,000, in fiscal 2006. Given those volumes, there is clearly significant potential for the further development of non-transportation services.

Topics

Station Renaissance

JR East is proactively developing the potential of its stations by pursuing measures based on its *Station Renaissance* program, which aims to increase customer convenience while simultaneously augmenting profitability. These measures are designed to reflect customer perspectives and raise the JR East Group's overall value. Specifically, after thoroughly reassessing its existing facilities, JR East works toward the optimal restructuring and deployment of businesses at each station as well as the creation of space for new businesses. In accordance with this strategy, JR East undertook development proj-

ects at approximately 380 locations in the five-year period through fiscal 2006, including 69 locations during fiscal 2006.

*ecute**—A New Business Model

Shinagawa Station is one of Japan's major terminal stations, used by approximately 600,000 passengers daily. In October 2005, JR East held the grand opening ceremony there for the second *ecute* facility, *ecute Shinagawa*, following the opening of the *ecute Omiya* facility at Omiya Station, both of which were designed based on a new business model for shop development in areas inside the ticket gates of stations.

Improvements to existing floor space and the creation of levels above the station's platforms have added 5,300m^2 of floor space, of which 1,600m^2 is for stores. In its first half year of operation, *ecute Shinagawa*'s 46 shops—all compatible with *Suica* cards—generated ¥3.4 billion in revenues. The shops' core target is businesspeople in their 20s and 30s, who comprise a large share of the passengers transiting Shinagawa Station, and the shops are therefore adopting merchandising methods designed to help people in this target group better enjoy their leisure and shopping time.

Reflecting its strong popularity since its opening at the end of fiscal 2005, *ecute Omiya* generated ¥8.7 billion in revenues, significantly higher than originally projected.

* *ecute* is an acronym derived from *eki* (the Japanese word for station), center, universal, together, and enjoy.

Development of *Dila* Station Shopping Malls

JR East operates a growing number of shopping malls under the *Dila* trade name at its stations. As of June 2006, *Dila* malls had been created at 14 stations. During fiscal 2006, the first stage of the *Dila* mall development project at Ofuna Station was completed, and the *Dila Koenji* mall at Koenji Station opened for business in February 2006. In addition, the *Dila Omiya* mall at Omiya Station reopened after its renovation and addition of sales areas. The *Dila* malls at these three stations comprise 31 shops. *Dila* malls in diverse locations have earned high evaluations and their contributions to JR East's performance have exceeded original projections.

Station Retailing Operations

LET'S KIOSK outlets and *NEWDAYS* convenience stores are the mainstays of JR East's station retailing. At the end of fiscal 2006, there were 866 *LET'S KIOSK* outlets and 395 *NEWDAYS* convenience stores in operation. Convenience store operations are an extremely promising business format, with average daily store sales approaching those of major convenience store chains in Japan. JR East is striving to step up the efficiency of convenience store operations by further integrating product distribution and other systems.

Station Renaissance Plans

ecute Tachikawa

ecute Tachikawa is scheduled to open for business in fiscal 2008 at Tachikawa Station, which is a terminal station in western Tokyo used daily by approximately 300,000 people. The project entails the development of 11,500m^2 of floor space, including areas outside ticket gates. In line with the proven record of other *ecute* facilities, *ecute Tachikawa* is expected to offer highly convenient and pleasant services and make a significant contribution to JR East's performance.

JR East is moving forward with the planning of several other large-scale *Station Renaissance* development projects, including those for regional terminals and stations.



Dila Ofuna


KIOSK

LET'S KIOSK



NEWDAYS

Suica Topics—*Suica Stations*



JR East has been steadily increasing the array of *Suica* services through projects such as *Suica Station Ueno*, which was completed in February 2005 at Tokyo's Ueno Station. Besides increasing the number of stores in the area inside the ticket gates that accept the *Suica* system, *Suica Station Ueno* has installed *Suica* compatible equipment—such as product and ticket vending machines and lockers—and undertaken other measures to enable the system's use throughout the station complex. Plans call for steadily increasing the number of *Suica Stations*, and the conversion of all stations on the Yamanote Line circling central Tokyo into *Suica Stations* was completed in February 2006. JR East expects such projects to play a significant role in expanding the scope of *Suica* usage.

Non-Transportation—Shopping Centers & Office Buildings


Sapia Tower
GranTokyo North Tower
GranTokyo South Tower

Concept illustration of the development of the Tokyo Station district

Overview

JR East's stations and surrounding property are assets with the potential to generate high levels of profit. By using these assets to expand its business developing and managing shopping centers and office buildings, JR East is able to offer passengers convenient shopping facilities at stations while enhancing its own profitability by obtaining revenue from commercial tenants. As of June 2006, JR East operated 123 shopping centers and 17 office buildings.

Topics

Reorganization Moves

In fiscal 2006, on the occasion of the start of the JR East Group's large-scale Tokyo Station area development project, JR East used the corporate split-off method to reorganize Group operations with the objectives of building operational systems that place greater emphasis on customer perspectives and promoting the effective utilization of assets in the Tokyo Station area and elsewhere. This round of reorganization entailed the creation of separate Group companies to specialize in office building property management, commercial development, and asset management, and it is expected to help augment the value of the Group's assets as well as the Group's overall competitiveness.

Office Building Development

The JR East Group uses its office buildings to secure steady, long-term earnings from real estate leasing. As of June 2006, JR East operated 130,000m^2 of leasable office space in 17 buildings. The flagship *JR Shinagawa East*

Building, opened in March 2004, is a representative example of how JR East leverages direct station access, name recognition, and a reputation for reliability to attract tenants to its "station-linked office buildings." Occupancy rates at such buildings are very close to 100%, making those buildings a source of highly stable income. In October 2005, JR East began operating the *Tokyo Building*, which has been developed in cooperation with two other companies, and this contributed to a rise in its income.

Shopping Facility Development

Seeking to make the most of the customer-drawing and profit-generating potentials of its real estate situated in and around stations, JR East is developing large-scale shopping centers as well as small- and medium-scale station building commercial complexes containing shops that cater to people's daily needs. In June 2005, JR East opened the five-level *Odawara LUSCA* shopping complex in Odawara Station—a five-line hub station that connects JR East lines with the lines of four other railway companies and is used daily by 60,000 JR East passengers. That same month, JR East opened *Atré Vie Akihabara,* a small-scale, six-story station building with shops on its upper five floors.

Outlook

Development Plans for the Tokyo Station District

Large-scale projects are under way to create city spaces and urban landscapes in the area around Tokyo Station, which is used by 740,000 passengers a day. Such plans to redevelop the area around Tokyo Station have an important position in JR East's office building development business. By fully exploiting a site adjoining Tokyo Station, JR East will create a state-of-the-art business center with the size and functional office space to cater to all manner of needs.

By March 2007, JR East will have completed *Sapia Tower,* a 34-story multipurpose building with four basement floors on the Nihombashi side, or north side, of the station that will include office, conference, and hotel zones. The finished complex will have a total floor space of approximately 79,000m². An independent JR East development initiative on JR East property, the project is expected to cost ¥28.0 billion.

On the station's Marunouchi side, or west side, JR East plans to conserve and restore the historic station building and refurbish the plaza that it faces.

On the station's Yaesu side, or east side, JR East is collaborating with four companies that own land in the area to develop twin 200m towers—*GranTokyo North Tower* and *GranTokyo South Tower*—and a station-front plaza. The lot area is approximately 20,000m² and the completed buildings will have 360,000m² of floor space. JR East projects that its share of the cost of the series of construction projects, scheduled for completion in March 2011, will be approximately ¥110.0 billion.

Other Business Development

JR East is continuing to draft plans for future business development at Shinjuku Station, Shibuya Station, and other terminal stations.


Tokyo Building


Odawara LUSCA shopping complex


Concept illustration of the future business development of Shinjuku Station

Suica Topics—Employee ID *Suica*



JR East has begun issuing *Suica IO Cards* (dual-use ID card version), which combine the functions of *Suica* cards and employee ID cards. These new cards were developed in response to the needs of Mitsubishi Electric Corporation, which chose to issue new employee ID cards based on *Suica IO Cards* on the occasion of its move to a new head office building. In addition to being used for train travel and shopping, the cards have been designed to be compatible with the employee-working-hour recording and building security systems of the *Tokyo Building.*

Non-Transportation—Other Services

Advertising and Publicity

Overview

JR East's transportation advertising operations mainly focus on station concourses and railcars. In Japan, transportation facilities are a major advertising medium, ranking higher than radio and below only television, newspapers, and magazines in terms of power. Transportation advertising accounted for 4.1%, or ¥243.2 billion, of the ¥5,962.5 billion that Japanese companies spent on advertising in 2005 (source: Dentsu Inc.).

Transportation advertising is a unique advertising medium in that it enables companies to repeatedly appeal to potential customers as they commute to work or school and go about their everyday business. Further, companies can advertise more efficiently by selecting lines or stations used by their target audiences. On Tokyo's Yamanote Line, for example, an 11-car train has space for about 2,000 separate highly visible advertisements.

In addition to selling conventional station poster and signboard space, JR East is working to increase revenues by marketing unused station spaces, such as floors and automatic ticket gates.

Topics

Railcar Body Advertising

JR East sells space on its railcar bodies for stick-on graphic advertisement sheets. Reflecting customers' high evaluations of new capabilities for dynamic, free-style graphic advertisement designs, JR East's sales of railcar body advertising surged 36% during fiscal 2006.

At the Forefront of IT

Rolled out in April 2002, the E231 series railcars used on the Yamanote Line feature two 15-inch monitors above each door that display updates on the train's progress and advertisement videos. Since October 2005, JR East has augmented the volume of data presented and increased the speed of data transmission to the displays. These measures have made it possible to show a more diverse range of advertisements. Railcars introduced on the Chuo Line from the current fiscal year are scheduled to have the same video advertising system.

As part of its development programs for new-technology-based advertising media, JR East has installed large, ceiling-mounted digital video monitors in the space above the aisles of Keihin-Tohoku Line trains previously occupied by hanging advertisement posters. In cooperation with Japan Telecom Co., Ltd., JR East uses a high-speed wireless LAN to provide digital information services through those monitors. Some of the program content can be downloaded using FM radios, personal digital assistants (PDAs), and other products.



Railcar body advertising



Passengers watch the monitors on a Yamanote Line train



Ceiling-mounted digital video monitors on a Keihin-Tohoku Line train

Non-Transportation—Other Services

Overview

Hotels generate income from real estate assets and also create powerful synergies with railway and travel agency operations. JR East operates several types of hotels, including city, business, and long-stay hotels. As of June 2006, JR East had a total of approximately 5,000 guest rooms in 40 hotels.

JR East seeks to strengthen the overall operation of its hotels by managing them as a single, integrated chain—the *JR East Hotel Chain*—that achieves economies of scale based on the utilization of the JR East network through such initiatives as joint advertising and purchasing. Since April 1, 2005, JR East has worked to build an efficient management organization and to bolster competitiveness by reorganizing the chain's management systems for hotels in the metropolitan Tokyo area.

Topics

Metropolitan Hotels

As of June 2006, JR East operated nine *Metropolitan Hotels,* which are city hotels situated mainly in the Tokyo metropolitan area and at major terminal stations in regional cities. Their prime locations near stations give these hotels a competitive advantage, and they also offer a well-balanced array of sophisticated accommodation, restaurant, and reception facility services.

Plans call for a new hotel in this chain, *Hotel Metropolitan Marunouchi,* which will boast approximately 350 single and double guest rooms and occupy the upper stories of the aforementioned *Sapia Tower.* Situated in the Marunouchi district—one of Japan's premier business districts—this sophisticated hotel is expected to provide customers with high-grade lodging services while also making use of its location near Tokyo Station to flexibly provide businesspeople with diverse services.

HOTEL METS Chain

HOTEL METS are lodging-oriented business hotels offering comfortable, reasonably priced rooms comparable to those of city hotels. As of June 2006, JR East operated 16 *HOTEL METS,* primarily in the Tokyo metropolitan area. Almost all of those hotels are either directly linked with or close to stations. In May 2005, JR East opened the 120-guest-room *HOTEL METS Akabane* at Akabane Station, which is used daily by approximately 170,000 JR East passengers, and, in February 2006, JR East opened *HOTEL METS Fukushima* at Fukushima Station, which is used daily by approximately 30,000 JR East passengers. In 2007, plans call for opening *HOTEL METS Koenji* at Koenji Station, which is used daily by approximately 100,000 JR East passengers, and, in spring 2008, *HOTEL METS Tachikawa* is scheduled to open at Tachikawa Station, which is used daily by approximately 300,000 JR East passengers.

Hotel Construction in the Marunouchi Building Portion of Tokyo Station

The reconstruction of the Marunouchi Building portion of Tokyo Station, which will preserve the building's historical exterior walls, is progressing steadily and is expected to be completed in 2011. Plans call for creating a new hotel in that building in place of the *Tokyo Station Hotel* that previously operated there.



Hotel Metropolitan in Ikebukuro



HOTEL METS Fukushima



Concept illustration of the entrance of *Hotel Metropolitan Marunouchi*

Report on the Uetsu Line Accident and Earthquake Countermeasures

At 7:14 P.M. on December 25, 2005, the Inaho No. 14 limited express train on the Uetsu Line derailed near the No. 2 Mogamigawa Bridge between Sagoshi and Kita-Amarume, Yamagata Prefecture. This section of the annual report will report on situations related to this tragic accident as well as the progressive implementation of earthquake countermeasures in response to the Niigata Chuetsu Earthquake, a massive earthquake that struck the Niigata Chuetsu region at 5:56 P.M. on October 23, 2004, and had considerable impact on JR East facilities.

Report on the Uetsu Line Accident

(1) Damage Situation

—All six cars of the Inaho No. 14 limited express train on the Uetsu Line derailed near the No. 2 Mogamigawa Bridge between Sagoshi and Kita-Amarume, and three of the cars fell over to the bottom of the bridge embankment.

—This accident caused the deaths of five people and injuries to 32 others.

—Service in the area was suspended from December 25, 2005, through January 18, 2006, and resumed on January 19, 2006.

(2) Countermeasures

To ensure that such an accident does not recur, JR East is concertedly taking the following steps to thoroughly investigate the accident and implement countermeasures.

Current Countermeasures

	Countermeasure	Description
Accident site	Installation of additional wind gauges	Wind gauges installed at three sites in the affected area (on the Uetsu Line between Sagoshi and Kita-Amarume near the No. 2 Mogamigawa Bridge).
	Reduction of train speed	Trains travel at 45km/h in the affected area, taking into account that weather conditions there may change rapidly. (When construction of the windbreak fence has been finished, trains will resume operation at normal speed.)
	Revision of train speed limits based on wind speed	At a wind speed of 20m/s, the train speed limit is now 25km/h, and at a wind speed of 25m/s, service will now be suspended.
	Use of weather information	An early warning system based on weather information is used to manage service.
	Installation of illuminated railway safety signals	New illuminated safety signals will be installed. Linked to wind gauges, these signals will indicate if trains should stop.
	Construction of windbreak fence	A windbreak fence approximately 2,300m long will be constructed along the line in the affected area between the bridge and embankment. (Scheduled for completion by November 30, 2006)
Other areas	Provisional revision of train speed limits based on wind speed	Train speed limits based on wind speed have provisionally been revised on all conventional lines. At a wind speed of 20m/s, the train speed limit is now 25km/h, and at a wind speed of 25m/s, service will now be suspended.
	Installation of additional wind gauges	Generally, multiple wind gauges will be installed at existing sites.

Notes: 1. Regarding the investigation of the causes of the accident and the fundamental countermeasures, the Uetsu Line Accident Investigation and Countermeasure Deliberation Committee will continue its deliberations for approximately one year. However, any countermeasure that can be quickly put into place will be implemented ahead of the committee's final conclusions.
2. Plans call for additional employee educational programs addressing basic policies regarding weather-related and other natural disasters as well as reviewing case studies concerning accidents that occurred in the past.

Establishment of the Disaster Prevention Research Laboratory

Although JR East has studied disaster prevention issues for some time, primarily at its Safety Research Laboratory, the recent accident prompted JR East to establish a Disaster Prevention Research Laboratory within the Research and Development Center of the JR East Group. The new laboratory will serve as an in-house repository of scientific knowledge on adverse weather, such as the local wind conditions that have been indicated to be the cause of this accident, as well as natural phenomena in general. It will also engage in collaborative research with external experts and research organizations. In addition, the laboratory will seek to apply weather monitoring technology and a variety of other technologies from all over the world to railway operations and conduct all types of relevant and feasible R&D.

Report on Earthquake Countermeasures

On October 23, 2004, the magnitude 6.8 Niigata Chuetsu Earthquake had considerable impact on JR East facilities, including damage to elevated railway track pillars and tunnels, deformation of rails, subsidence of bridges and elevated tracks, skewing of electric power poles, and damage to snow-melting equipment as well as the partial derailment of the Toki No. 325 Joetsu Shinkansen train.

Since that time, JR East has put lessons learned from that earthquake to good use in devising and implementing the diverse countermeasures shown in the chart, all of which are designed to lighten any damage suffered from earthquakes in the future.

Earthquake Countermeasure Implementation

(Unit: number of elevated track pillars and bridge supports)

		Total number	Total number to be reinforced	Number completed to date	Share (%)	Completion
Shinkansen lines (all areas)	Elevated track pillars	82,100	18,500	17,400	(94%)	End of fiscal 2008
	Bridge supports	11,000	2,240	640	(26%)	
Conventional lines (emergency earthquake-resistance augmentation areas)	Elevated track pillars	42,400	12,600	11,000	(87%)	End of fiscal 2009
	Bridge supports	3,100	600	40	(7%)	

Earthquake Countermeasure Implementation

(Unit: locations)

Current	Increase	Total
62	28	90

MANAGEMENT SYSTEMS





To fulfill its corporate social responsibility (CSR),

the JR East Group is strengthening its management structures in four areas: corporate governance, compliance, accountability, and risk management.

Corporate Social Responsibility

JR East will maintain high ethical standards and management transparency while earnestly and proactively taking measures in response to major issues facing society as a whole. Through those efforts, JR East intends to continue living up to the expectations of society and the trust of shareholders and other stakeholders. In particular, JR East will redouble efforts focused on stringent management compliance and measures that address global environmental issues. To maximize its value from the perspective of all its stakeholders, JR East is proactively making efforts to undertake management activities that give balanced attention to environmental, social, and economic objectives, and the results of these efforts are disclosed in its sustainability report.


JR East Group
Sustainability Report 2005
Sustainability Report 2005
http://www.jreast.co.jp/e/environment/

Environmental Initiatives

Environmental Targets of *New Frontier 2008*

In January 2005, JR East revised its environmental targets to coincide with the unveiling of *New Frontier 2008,* increasing the ambitiousness of several targets that were reached ahead of schedule. Similarly, fiscal 2006 targets were set by increasing the ambitiousness of previous targets. In addition, JR East set out new environmental targets for the Group as a whole. Key targets are shown below.

JR East (parent company)

	FY05 Performance	FY06 Target	FY09 Target
Total CO_2 emissions from general business activities (change from FY91)	13% reduction	20% reduction	22% reduction
Energy-saving railcars as a percentage of total rolling stock	76%	80%	82%
Recycling rate for waste generated at stations and on trains	43%	40%	45%

JR East Group

	FY04 Performance	FY05 Target	FY09 Target (%)
Recycling rate for general waste	—	—	43%
Tree-planting activities	—	—	Annual implementation of programs

Environmental Management Systems

Groupwide Environmental Management Systems

JR East's Committee on Ecology is involved in all aspects of JR East's environmental preservation efforts. The committee helps JR East's management team to supervise environmental policies effectively by assessing the environmental impact of JR East's operations, setting targets, implementing policies, and monitoring progress. JR East checks its environmental policies through the JR East Group Environmental Management Advancement Conference, which has been convened regularly since fiscal 2004.

Environmental Risk Management

JR East has prepared response manuals for spillages and other environment-related emergencies at power plants and rolling-stock maintenance facilities that handle hazardous chemicals or substances. In addition, by holding study groups and on-site disposal drills, JR East thoroughly familiarizes workers on the ground with risk-control procedures and strives to ensure it is capable of implementing effective countermeasures at the sites of incidents. Other preventative measures related to environmental accidents include JR East's adoption of strict chemical substance controls, the avoidance of soil contamination, and the appropriate storage of PCBs (polychlorinated biphenyls).

Social Initiatives

East Japan Railway Culture Foundation

In March 1992, JR East established the East Japan Railway Culture Foundation, which has played an important role in using the business results JR East has achieved since its founding to continuously undertake social contribution programs. The programs include those to promote regional culture and sponsor railway-related surveys, research, and international cultural exchanges. Further, JR East regularly invites managers from railway companies in many Asian countries to participate in business training courses organized by the foundation that cover railway management and technology.

Railway Museum



Concept illustration of the railway museum

The construction of a railway museum is the flagship project among plans for the 20th anniversary of JR East's incorporation. In November 2005, the East Japan Railway Culture Foundation began construction of the museum on land that JR East owns in Saitama City, and plans call for opening the facility on October 14, 2007. It is expected that ¥2.6 billion of the ¥12.4 billion total project cost will be covered by contributions from Saitama City's municipal government and other project sponsors. At the museum, the foundation plans to systematically store and display artifacts and documents depicting the rich railway heritage of Japan and other countries as well as archives relating to JR East and the restructuring of JNR. The foundation anticipates that the facility will draw approximately 70,000 visitors a year.

Afforestation



Afforestation program

Members of local communities and volunteers from among JR East's employees have been taking part in the JR East's Railway Lines Afforestation Program since 1992. During the 13 years through fiscal 2005, roughly 35,000 people have participated in the program—planting 250,000 trees. Since fiscal 2003, JR East has been embarking on alliances with municipal authorities in areas near railway lines to extend the scope of afforestation from JR East-owned land that abuts railway lines to areas around railway lines.

Union Internationale des Chemins de Fer (UIC)

UIC is an organization that facilitates international cooperation among railway companies around the world. As an official member of the organization, JR East takes part in various initiatives and conferences that aim to promote the future development of railways by addressing a range of technological, managerial, and social issues. Furthermore, JR East Vice Chairman Yoshio Ishida is the vice chairman of the World Executive Council, which manages UIC's international activities.



UIC seminar

Corporate Governance

JR East's Corporate Governance Philosophy

To continue to be a company trusted by its shareholders and all other types of stakeholders, JR East has made the strengthening of its corporate governance a top-priority management task.

Specifically, with a view to augmenting the soundness and transparency of management, JR East is creating appropriate systems for management decision making, operational execution and auditing, Group management, information disclosure, and other important matters while also implementing the various measures required in connection with those systems.

Because of the special characteristics of JR East's mainstay railway transportation operations, JR East emphasizes the making of management decisions based on a long-term perspective. Accordingly, JR East believes the most appropriate course is to enhance corporate governance based on its current auditor system of governance.

Current Status of Corporate Governance Units and Internal Control Systems

Overview of Corporate Governance Units

JR East's Board of Directors comprises 24 directors, including 2 outside corporate directors. Meeting once a month in principle, the Board of Directors decides on key operational issues relating to statutory requirements and other matters and supervises overall operations. Under the Board of Directors is the Executive Committee, which includes all directors with executive functions. Meeting once a week in principle, the committee deliberates matters to be decided by the Board of Directors and other important management issues. In addition, the Group Strategy Formulation Committee, which mainly consists of directors with executive functions, considers management strategy for respective operational areas and other significant Group issues with a view to developing the JR East Group as a whole.

The Board of Corporate Auditors comprises five corporate auditors, including two full-time corporate auditors and four outside corporate auditors. In accordance with guidelines established by the Board of Corporate Auditors, the corporate auditors supervise directors' implementation of operations by attending meetings of the Board of Directors, the Executive Committee, and other committees and by making inquiries regarding JR East's operations and assets.


East Japan Railway Company
General Meeting of Shareholders
Board of Directors
24 Directors (of whom two are outside directors)
Decides and oversees major business activities
Board of Corporate Auditors
Consists of two full-time and three part-time corporate auditors (of whom four are outside auditors)
Audits the activities of the Board of Directors, company operations, and assets
President
Executive Committee
Consists of managing directors
Deliberates on resolutions to be submitted to the Board of Directors and major management issues
Group Strategy Formulation Committee
Consists of managing directors and others
Deliberates on major issues affecting the entire group
Independent Auditor
KPMG AZSA & Co.
Performs independent audits at the end of each fiscal half year and fiscal year
Head Office Departments, Branches, and Operational Bodies
Internal Inquiry & Audit Department (Head Office) and Inquiry & Audit Divisions (branches)
Performs oversight functions to ensure that business activities are conducted in compliance with applicable laws and regulations
Collaboration and cooperation to ensure the efficient performance of business activities
Subsidiaries

Creation of Internal Control Systems

JR East's basic policy regarding internal control systems and its progress in creating such systems are as follows:

1) Systems to ensure that corporate officers and employees perform their duties in accord with relevant laws and regulations as well as with the Articles of Incorporation

a. To promote rigorous legal compliance and high corporate ethics standards, JR East and its consolidated subsidiaries (hereinafter Group companies) have drafted their Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines for the JR East Group, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee.

b. JR East's Legal Department and Administration Department handle overall control over horizontally integrated compliance matters throughout the Company.

c. A unit has been established to provide compliance-related advice and receive whistle-blower reports and other reports related to compliance issues.

d. With respect to internal audits, a supervision system has been established to ensure the appropriateness and efficiency of operational execution.

2) Preservation and administration systems for information related to directors' performance of their duties

a. Documents related to directors' performance of their duties are appropriately preserved and administered in accordance with relevant laws and internal regulations. Directors and auditors can view these documents whenever necessary.

3) Risk management rules and systems

a. JR East has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. JR East has also established specialized internal committees focused on maintaining safety and on improving reliability.

b. With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations, all JR East departments undertake risk management activities. In addition, JR East has established a Crisis Management Headquarters as well as crisis management-related internal regulations. In the event of a problem, JR East's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

4) Systems for promoting directors' efficient performance of duties

a. To promote efficiency in JR East's operations, internal regulations have been established that allocate authority by clearly defining the authority and roles of each unit.

b. To increase the transparency of the *New Frontier 2008* medium-term management plan, which articulates common goals for the entire JR East Group, and to promote the efficient implementation of measures to attain the plan's objectives, action programs have been established for each organizational unit. Progress in action program implementation is periodically evaluated as a means of promoting the efficient implementation of strategic measures.

5) Systems for promoting operational propriety throughout the JR East Group

a. The Group companies have drafted the Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines with regard to legal compliance and corporate ethics, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee. In addition, an external compliance consultation and reporting unit has been established to serve the entire JR East Group.

b. The Group companies have established risk management units as well as regulations and other provisions related to risk management. In the event of a problem, these regulations call for the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information, report such information to the parent company when appropriate, and implement countermeasures.

c. To promote operational propriety throughout the JR East Group, JR East participates in the management of Group companies by dispatching directors to those companies and by other means. In addition, JR East's Inquiry & Audit Department performs audits of Group companies at regular intervals.

6) Items related to employees who assist corporate auditors in the performance of their duties

a. Specialized staff are assigned to the Corporate Auditors Office to assist corporate auditors in the performance of their duties. This is a system designed to increase the efficiency of audits and enable audits to be performed smoothly.

7) Independence from directors of employees who assist corporate auditors in the performance of their duties

a. The staff of the Corporate Auditors Office are to only follow instructions from the corporate auditors and are not subject to orders from directors or other employees.

8) Systems for directors and employees to report to corporate auditors and other systems for reports to corporate auditors

a. For items that Board of Directors' regulations stipulate are to be decided by the Board, deliberation standards have been established, and these standards provide for appropriate deliberations to be conducted at Board meetings. The nature of important items other than those that regulations stipulate are to be decided by the Board may also be confirmed at meetings of the Board and of the Executive Committee.

9) Other systems for promoting the effective performance of corporate auditors' audits

a. The corporate auditors hold meetings at regular intervals with the president and the independent financial audit company to exchange information and opinions.

Systems for Internal Audits, Corporate Audits, and Accounting Audits

Regarding internal audits, JR East has established an internal auditing system involving approximately 100 full-time employees in the Inquiry & Audit Department at its Head Office and Inquiry & Audit divisions at branch offices, and these units work to ensure that corporate operations are executed appropriately and

efficiently. Audits are implemented based on plans prepared at the beginning of fiscal years, requests are made for the submission of progress updates for items requiring improvement, and the audit results are reported to representative directors at the end of fiscal years and at other times deemed necessary. In addition, the Inquiry & Audit Department audits Group companies.

Regarding corporate audits, corporate auditors exchange information at monthly meetings of the Board of Corporate Auditors, and they also exchange auditing information with corporate auditors of Group companies at liaison meetings held at regular intervals. The audits of corporate auditors are supported by approximately 10 specialized staff. The system for the oversight of directors' implementation of operations, carried out in accordance with rules established by the Board of Corporate Auditors, centers on full-time corporate auditors who attend meetings of the Board of Directors, the Executive Committee, and other important in-house meetings and also investigate financial situations and other items.

Regarding accounting audits, the accounts of JR East are audited under contract by an independent auditor (accounting auditor), KPMG AZSA & Co., at the end of each fiscal half year and fiscal year. The following is a breakdown of the certified public accountants who conducted audits in the fiscal year under review as well as the auditing assistants.

- Designated certified public accountants: Masanori Sato, Toshio Ikeda, and Mamoru Takamura
- Breakdown of auditing assistants: Certified public accountants: 19; junior certified public accountants: 12; other: 2

JR East facilitates coordination and information sharing to promote efficient and effective auditing. For example, full-time corporate auditors and the director responsible for internal auditing units hold monthly liaison meetings, and full-time corporate auditors receive regular updates on audit implementation from the accounting auditor five times a year and at any other time deemed necessary.

Overview of Relationships between the Company and Outside Corporate Directors and Auditors, Including Personnel, Capital, and Other Business Relationships

The outside corporate directors and the outside corporate auditors have no business relationship with JR East.

Current State of Risk Management Systems

JR East has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. JR East has also established specialized internal committees focused on maintaining safety and on improving safety—the Safety Promotion Committee and the Transportation Reliability/Stability Improvement Committee.

With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations, all JR East departments undertake risk management activities. In addition, JR East has established the Crisis Management Headquarters as well as crisis management-related internal regulations. In the event of a problem, JR East's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

Compensation of Directors and Corporate Auditors

In fiscal 2006, JR East paid the following compensation to directors and corporate auditors.

(Numbers of recipients)

Directors (26):	¥730 million
Corporate auditors (5):	¥ 94 million
Total (31):	¥824 million

Note: The above does not include bonuses paid to executives through the appropriation of earnings, retirement benefits approved by the shareholders' annual meeting, and the employee salaries of directors having duties in an employee capacity.

Compensation of Independent Auditor

For fiscal 2006, JR East paid compensation of ¥126 million ($1 million) to KPMG AZSA & Co. for services provided pursuant to article 2, paragraph 1, of the Certified Public Accountant Law. Further, JR East paid compensation of ¥46 million ($393 thousand) for other services in fiscal 2006.

Other

With regard to information disclosure, JR East is proactively engaged in advertising and investor relations programs. By making use of its website and other media, JR East is striving to increase the volume of information disclosed, ensure that information disclosure is timely, and otherwise improve its information disclosure.

Organization

(As of June 2006)

- General Meeting of Shareholders
  - Board of Directors
    - Chairman
      - President
        - Corporate Planning Headquarters
          - Management Planning Dept.
          - Investment Planning Dept.
          - Technology Planning Dept.
          - International Dept.
        - Inquiry & Audit Dept.
        - Railway Operations Headquarters
          - Marketing Dept.
          - Customer Service Dept.
          - Suica System Dept.
          - Transport Safety Dept.
          - Transport & Rolling Stock Dept.
          - Facilities Dept.
        - Life-Style Business Development Headquarters
        - IT Business Development Headquarters
          - IT Business Dept.
          - Credit Card Dept.
        - Construction Dept.
        - Public Relations Dept.
        - Finance Dept.
        - Personnel Dept.
        - Health & Welfare Dept.
        - Legal Dept.
        - Administration Dept.
        - Tokyo Branch Office
        - Yokohama Branch Office
        - Hachioji Branch Office
        - Omiya Branch Office
        - Takasaki Branch Office
        - Mito Branch Office
        - Chiba Branch Office
        - Sendai Branch Office
          - Yamagata Branch
          - Fukushima Branch
          - JR Sendai Hospital
        - Morioka Branch Office
          - Aomori Branch
        - Akita Branch Office
        - Niigata Branch Office
          - Niitsu Rolling Stock Plant
        - Nagano Branch Office
        - Shinkansen Transport Dept.
        - Tokyo Construction Office
          - Joshinetsu Construction Office
        - Tokyo Electric Construction Office
        - Tohoku Construction Office
        - Research & Development Center of JR East Group
        - Overseas Offices (New York, Paris)
        - JR East General Education Center
        - JR Tokyo General Hospital
        - JR East Health Promotion Center
- Board of Corporate Auditors
  - Corporate Auditors Office

Note: Stations, maintenance and inspection facilities, and other operating units are not shown.

Board of Directors and Corporate Auditors



Mutsutake Otsuka
Chairman



Yoshio Ishida
Vice Chairman



Satoshi Seino
President and CEO



Nobuyuki Hashiguchi
Executive Vice President
Railway Operations Headquarters



Nobuyuki Sasaki
Executive Vice President
Life-style Business Development Headquarters



Tetsujiro Tani
Executive Vice President
Corporate Planning Headquarters

CHAIRMAN
Mutsutake Otsuka

VICE CHAIRMAN
Yoshio Ishida
Technology and Overseas Related Affairs

PRESIDENT AND CEO
Satoshi Seino[*1]

EXECUTIVE VICE PRESIDENTS
Nobuyuki Hashiguchi[*1]
Railway Operations Headquarters

Nobuyuki Sasaki[*1]
Life-style Business Development Headquarters

Tetsujiro Tani[*1]
Corporate Planning Headquarters

EXECUTIVE DIRECTORS
Yoshiaki Arai
Life-style Business Development Headquarters

Tetsuro Tomita
Corporate Planning Headquarters; Personnel Department; Health & Welfare Department

Masanori Tanaka
Technology Planning Department, Corporate Planning Headquarters; Construction Department; Research & Development Center of JR East Group

Masaki Ogata
IT Business Development Headquarters; Railway Operations Headquarters; Suica System Department, Railway Operations Headquarters; Transport & Rolling Stock Department, Railway Operations Headquarters

Masahiko Ogura
Railway Operations Headquarters; Transport Safety Department, Railway Operations Headquarters; Facilities Department, Railway Operations Headquarters

Kazuyuki Kogure
CFO
Public Relations Department; Finance Department; Legal Department; Administration Department

Yoichi Minami
Railway Operations Headquarters; Inquiry & Audit Department; Marketing Department, Railway Operations Headquarters; Customer Service Department, Railway Operations Headquarters

DIRECTORS
Katsumi Asai
Life-style Business Development Headquarters

Tsugio Sekiji
Transport & Rolling Stock Department, Railway Operations Headquarters

Hiroshi Sawada
Marketing Department, Railway Operations Headquarters

Hiroyuki Nakamura
Tokyo Branch Office

Toru Owada
Management Planning Department, Corporate Planning Headquarters

Seiichiro Oi
Facilities Department, Railway Operations Headquarters

Yoshitaka Taura
Sendai Branch Office

Yuji Fukasawa
Personnel Department; JR East General Education Center

Isao Iwasaki
Tokyo Station

Takeshi Inoo[*2]

Takeshi Sasaki[*2]

FULL-TIME CORPORATE AUDITORS
Toshiaki Omori[*3]

Jiro Bando[*3]

CORPORATE AUDITORS
Kiyoshi Uetani[*3]
(Attorney)

Tsutoo Matsumoto[*3]
(Certified Public Accountant)

Shinobu Hasegawa

*1 Representative Director
*2 Outside corporate director
*3 Outside corporate auditor

FINANCIAL SECTION





Contents

Eleven Year Summary 40
Management's Discussion and Analysis of Financial Condition and Results of Operations 42
Operational and Other Risk Information 47
Consolidated Balance Sheets 56
Consolidated Statements of Income 58
Consolidated Statements of Shareholders' Equity 59
Consolidated Statements of Cash Flows 60
Notes to Consolidated Financial Statements 61
Independent Auditors' Report 74

Eleven Year Summary

East Japan Railway Company and Subsidiaries
Years ended March 31

	1996	1997	1998	1999
Operating results				
Operating revenues	2,473,200	2,513,790	2,514,808	2,483,594
Operating expenses	2,059,384	2,097,388	2,146,109	2,149,122
Operating income	413,816	416,402	368,699	334,472
Net income	68,431	70,661	66,235	21,929
Segment information(*1)				
Operating revenues from outside customers:				
Transportation	N/A	N/A	N/A	N/A
Station space utilization	N/A	N/A	N/A	N/A
Shopping centers & office buildings	N/A	N/A	N/A	N/A
Other services	N/A	N/A	N/A	N/A
Total	N/A	N/A	N/A	N/A
Segment information(*2)				
Operating revenues from outside customers:				
Transportation	1,839,095	1,855,994	1,836,237	1,808,925
Merchandise sales	357,598	363,403	365,964	356,260
Real estate leasing	276,507	144,927	154,905	158,515
Other services		149,466	157,702	159,894
Total	2,473,200	2,513,790	2,514,808	2,483,594
Financial position				
Total assets	7,345,760	7,384,463	7,381,794	7,287,033
Long-term debt (including current portion)	2,247,931	2,223,163	2,285,063	2,320,246
Railway facilities purchase liabilities (including current portion)(*3)	2,851,373	2,812,547	2,713,737	2,610,966
Total long-term debt (sum of two items above)	5,099,304	5,035,710	4,998,800	4,931,212
Total shareholders' equity	669,291	719,510	765,424	766,880
Cash flows(*4)				
Cash flows from operating activities	504,761	497,242	410,662	365,296
Cash flows from investing activities	(342,507)	(419,923)	(379,156)	(282,082)
Cash flows from financing activities	(99,288)	(77,240)	(52,674)	(72,298)
Per share data				
Earnings	17,108	17,665	16,559	5,482
Shareholders' equity	167,323	179,878	191,356	191,720
Cash dividends(*5)	5,000	5,000	5,000	5,000
Ratios				
Net income as a percentage of revenues	2.8	2.8	2.6	0.9
Return on average equity (ROE)	10.6	10.2	8.9	2.9
Ratio of operating income to average assets (ROA)	5.7	5.7	5.0	4.6
Equity ratio	9.1	9.7	10.4	10.5
Total long-term debt to shareholders' equity	7.6	7.0	6.5	6.4
Other data				
Depreciation	275,589	274,133	283,711	319,687
Capital expenditures(*6)	261,582	325,066	268,425	258,080
Interest expense	279,783	256,063	243,017	230,887
Number of consolidated subsidiaries (As of March 31)	72	73	80	81
Number of employees(*7)	90,405	89,593	89,008	87,880

*1 The business segmentation was changed to four new segments beginning with the year ended March 31, 2002. The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 Long-term liabilities incurred for the purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities
*4 Due to a change in accounting standards, statements of cash flows after the year ended March 31, 2000, use presentation methods different to those of previous years.
*5 The total amount of dividends for the year ended March 31 comprises interim dividends for the interim period ended September 30 and year-end dividends for the year ended March 31, which was decided at the shareholders' annual meeting in June.
*6 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*7 Beginning with the year ended March 31, 2000, number of employees excludes employees assigned to other companies and employees on temporary leave.
*8 Upon the merger of the Japan Railways Group Mutual Aid Association into the Welfare Pension, the Company shared the shortage of the assets to be transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheets and was charged to income from the year ended March 31, 1998, to the year ended March 31, 2002, on a straight-line basis.

Millions of Yen (except for Per share data, Ratios, Number of consolidated subsidiaries, and Number of employees)

2000	2001	2002	2003	2004	2005	**2006**
2,502,909	2,546,041	2,543,378	2,565,671	2,542,297	2,537,481	**2,592,393**
2,160,952	2,222,290	2,227,038	2,222,576	2,190,877	2,178,946	**2,196,293**
341,957	323,751	316,340	343,095	351,420	358,535	**396,100**
66,963	69,174	47,551	97,986	119,866	111,592	**157,575**
N/A	1,801,370	1,789,599	1,800,434	1,798,132	1,781,776	**1,805,406**
N/A	348,994	368,553	368,961	366,438	369,790	**383,904**
N/A	165,818	165,276	170,321	175,180	181,956	**190,466**
N/A	229,859	219,950	225,955	202,547	203,959	**212,617**
N/A	2,546,041	2,543,378	2,565,671	2,542,297	2,537,481	**2,592,393**
1,799,051	1,805,663	N/A	N/A	N/A	N/A	**N/A**
379,213	386,033	N/A	N/A	N/A	N/A	**N/A**
143,432	152,438	N/A	N/A	N/A	N/A	**N/A**
181,213	201,907	N/A	N/A	N/A	N/A	**N/A**
2,502,909	2,546,041	N/A	N/A	N/A	N/A	**N/A**
7,308,391	7,247,089	7,022,271	6,853,403	6,781,692	6,716,268	**6,821,584**
2,319,664	2,307,483	2,060,838	1,942,983	1,940,321	1,940,255	**1,960,211**
2,499,023	2,392,241	2,318,997	2,174,581	2,034,203	1,892,827	**1,743,657**
4,818,687	4,699,724	4,379,835	4,117,564	3,974,524	3,833,082	**3,703,867**
856,401	923,568	930,746	981,856	1,100,176	1,183,546	**1,357,359**
474,715	455,470	455,045	433,304	387,061	407,737	**447,722**
(292,438)	(266,319)	(105,645)	(196,422)	(234,591)	(214,948)	**(309,489)**
(168,133)	(161,109)	(433,589)	(310,658)	(196,193)	(209,041)	**(141,599)**
16,741	17,294	11,888	24,453	29,928	27,868	**39,370**
214,100	230,892	232,687	245,463	275,052	296,106	**339,599**
5,000	5,000	5,000	8,000	6,000	6,500	**8,000**
2.7	2.7	1.9	3.8	4.7	4.4	**6.1**
8.3	7.8	5.1	10.2	11.5	9.8	**12.4**
4.7	4.4	4.4	4.9	5.2	5.3	**5.9**
11.7	12.7	13.3	14.3	16.2	17.6	**19.9**
5.6	5.1	4.7	4.2	3.6	3.2	**2.7**
329,583	329,651	321,995	322,564	322,300	317,957	**316,038**
288,106	296,957	301,781	307,579	313,911	319,912	**361,372**
220,421	205,155	187,601	173,298	160,944	148,431	**136,548**
96	96	101	101	98	92	**86**
82,747	82,285	80,200	78,760	77,009	74,923	**72,802**

*9 Net income decreased significantly in the year ended March 31, 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation. (See page 91, "JR East Background—Disposition of Long-Term Liabilities of JNR")

*10 Beginning with the year ended March 31, 1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31, 1999.

*11 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2001.

*12 Tax effect accounting was adopted beginning with the year ended March 31, 2000.

*13 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (See notes 2 and 15 to consolidated financial statements)

*14 Accounting Standards for Impairment of Fixed Assets were early adopted beginning with the year ended March 31, 2005. (See notes 2 and 15 to consolidated financial statements)

Management's Discussion and Analysis of Financial Condition and Results of Operations

OPERATING REVENUES
(Billions of Yen)


3,000
2,400
1,800
1,200
600
0
FY '02 '03 '04 '05 '06
■ Transportation
□ Station Space Utilization
□ Shopping Centers & Office Buildings
▣ Other Services

OPERATING INCOME
(Billions of Yen)


400
300
200
100
0
FY '02 '03 '04 '05 '06

Forward-looking statements in the following discussion and analysis are judgments of JR East as of March 31, 2006.

KEY ACCOUNTING POLICIES AND ESTIMATES

JR East prepares financial statements in accordance with accounting principles generally accepted in Japan. Forward-looking estimates included in those financial statements are based on a variety of factors that, in light of JR East's past performance and current circumstances, can be reasonably assumed to have affected results for assets and liabilities on the consolidated settlement date and consolidated revenues and expenses in fiscal 2006, ended March 31, 2006. JR East continuously assesses those factors. Actual results may differ materially from those estimates, given the uncertainty of forward-looking statements.

PERFORMANCE ANALYSIS

Overview

Regarding the Japanese economy during the fiscal year ended March 31, 2006, a continued increase in capital investment against a backdrop of strong corporate performance, the start of growth in personal consumption in response to improvement in the employment environment, and other factors combined to sustain a firm trend toward recovery. Amid these economic conditions, JR East worked to increase its revenues by upgrading transportation services and actively developing non-transportation operations centered on stations. In addition, the Group proactively initiated such businesses as those involving *Suica* services.

As a consequence, increases in the operating revenues of each business segment caused a 2.2% increase in operating revenues from the previous fiscal year, to ¥2,592.4 billion ($22,157 million). The reduction of personnel expenses and other factors supported a 10.5% rise in operating income, to ¥396.1 billion ($3,385 million). Net income amounted to ¥157.6 billion ($1,347 million), up 41.2%.

Segment Information

■ Transportation

JR East strove to further enhance safety, primarily focusing on railway operations. At the same time, JR East worked to encourage rail travel and to increase revenues from its Shinkansen network and conventional railway network in the Tokyo metropolitan area.

Specifically, JR East revised its service schedule in December 2005 in a manner that greatly improved the Shinkansen transportation network and increased the volume of train service. Further service schedule revisions in March 2006 included provisions for the cooperative operation of limited express trains from Shinjuku running on tracks of JR East as well as tracks of Tobu Railway Co., Ltd. In addition, JR East implemented campaigns designed to stimulate tourist travel in specific regions, such as the *Fukushima Prefecture Aizu Destination Campaign* and the *Visit Yoshitsune Legend Campaign*. To provide additional services targeting seniors and baby boomers, JR East created the *Otona no Kyujitsu Club: Zipangu* and *Otona no Kyujitsu Club: Middle*. In bus operations, amid a harsh competitive operating environment, JR East expanded its highway bus routes and also introduced a new sales system,

created additional services that meet customer needs, and took other measures to encourage customers to make greater use of its services. In monorail operations, JR East introduced a revision of its service schedule in April 2005 that greatly augmented the number of rapid trains running on weekends and holidays.

As a result of those efforts, along with a rebound from the falloff in revenues associated with the October 2004 Niigata Chuetsu Earthquake, the favorable effect of the significant increase in Shonan-Shinjuku Line train services, the introduction of *Green Cars* (first-class cars) to local train services, and other measures in the previous fiscal year, the railway network's transportation volumes grew, and operating revenues advanced 1.3%, to ¥1,805.4 billion ($15,431 million). Costs and expenses decreased 0.4%, to ¥1,564.1 billion ($13,368 million), due to reductions in personnel expenses and other factors, and operating income grew 12.1%, to ¥297.7 billion ($2,545 million).

Station Space Utilization

JR East continued to implement its *Station Renaissance* program, which aims to create new station environments for the 21st century. Specifically, the Company completed such development projects as the first phase of the *Dila Ofuna* project in Kanagawa Prefecture and the *Dila Koenji* project in Tokyo while proceeding with large-scale station development projects at Morioka Station, Utsunomiya Station, Takasaki Station, and other stations. JR East expanded its network of *NEWDAYS* convenience stores and undertook refurbishment and business stimulation promotion projects at existing stores in that chain. Aiming to further increase the appeal of space within station complexes based on its new business model for creating retail outlets within station complexes, JR East launched *ecute Omiya* in Saitama Prefecture in the previous fiscal year, and, in October 2005, opened an *ecute Shinagawa* in Tokyo.

As a result, operating revenues increased 3.8%, to ¥383.9 billion ($3,281 million). Costs and expenses increased 3.2%, to ¥365.3 billion ($3,122 million), and operating income surged 15.4%, to ¥30.4 billion ($260 million).

Shopping Centers & Office Buildings

In shopping center operations, JR East opened *Atré Vie Akihabara* in Tokyo and *Odawara LUSCA* in Kanagawa Prefecture as well as undertaking renewals of *S-PAL Sendai* in Miyagi Prefecture, *Montres* in Gunma Prefecture, *Atré Meguro* in Tokyo, and *Atré Kameido* in Tokyo. For other shopping centers, JR East actively recruited powerful tenants with the ability to attract customers. Regarding office building business, in July 2005, JR East established JR East Building Co., Ltd., to serve as the hub of its office building business. JR East moved forward with measures to consolidate the office building management business of all Group companies, increase the efficiency of that business, and strengthen the operational systems used in that business. In addition, in October 2005, JR East opened the *Tokyo Building* in Tokyo.

Measures to restructure Group companies and strengthen the Group's marketing capabilities and financial position in this business segment included four mergers, involving 10 shopping center management companies (The EKIBIRU Development Co. TOKYO merged with Omori Primo Co., Ltd., and Akihabara Co., Ltd.; Hiratsuka Station Building Co., Ltd. (now named Shonan Station Building Co., Ltd.), with Lumine Chigasaki Co., Ltd., and Abonde Co., Ltd.; Morioka Terminal Building Co., Ltd., with Aomori Station Development Co., Ltd.; and Takasaki Terminal Building Co., Ltd., with Kumagaya Station Development Co., Ltd.).

As a result of those efforts, the segment recorded an increase of 4.7% in operating revenues, to ¥190.5 billion ($1,628 million). Costs and expenses grew 3.6%, to ¥144.4 billion ($1,234 million), reflecting such factors as favorable performances by LUMINE Co., Ltd., and operating income advanced 8.1%, to ¥53.9 billion ($460 million).

Other Services

In hotel operations, JR East unveiled *HOTEL METS Akabane* in Tokyo and *HOTEL METS Fukushima* in Fukushima Prefecture, and it fortified the Group's marketing capabilities and financial structures by merging three hotel companies in the Tokyo metropolitan area: Hotel Metropolitan Co., Ltd., Hotel Edmont Co., Ltd., and Nippon Hotel Co., Ltd. In advertising and publicity operations, JR East moved ahead with measures to increase sales of railcar body advertising, expanded and strengthened onboard video advertising, centered on monitors inside Yamanote Line trains, and otherwise worked to broaden the scope of advertising operations and to develop new products that meet customer needs. In housing development and sales, JR East continued selling housing properties, such as *VIEW Verger Annaka-Haruna* in Gunma Prefecture. Also, JR East initiated fitness business operations with the opening of the *Jexer Fitness Club Akabane* in Tokyo and launched a new Location Service, which facilitates the use of stations and trains as locations for the filming of movies, television dramas, television commercials, and other projects. In credit card business, JR East began issuing the *View Suica* card, which can be used as a commuter pass, and other cards issued in cooperation with such leading retailers as Bic Camera Co., Ltd. JR East also launched its *Mobile Suica* service, which integrates *Suica* and mobile phones, and took other measures that enabled the recruitment of more than 690,000 new credit card members during the fiscal year.

Consequently, operating revenues rose 4.2%, to ¥212.6 billion ($1,817 million), and costs and expenses were up 6.3%, to ¥474.5 billion ($4,056 million). Reflecting provisions for reserves related to a credit card bonus point system, operating income decreased 11.3%, to ¥15.5 billion ($133 million).

Other Income (Expenses)

Other expenses, net, decreased 20.1%, to ¥126.5 billion ($1,080 million). This reflected a fall in impairment losses on fixed assets, a drop in losses on bond redemptions based on debt assumption agreements, and a decline in interest expense that accompanied the reduction of long-term debt. That decrease in other expenses offset a decrease in gain on sales of investment in securities, a decrease in investments in special purpose companies, and the recording of environmental conservation costs associated with PCBs and asbestos.

Income before Income Taxes

Income before income taxes grew 34.7%, to ¥269.6 billion ($2,305 million). Income before income taxes as a percentage of operating revenues was 10.4%, compared with 7.9% in the previous fiscal year.

Net Income

Net income surged 41.2% to the new record high level of ¥157.6 billion ($1,347 million). Earnings per share rose from ¥27,868 in fiscal 2005 to ¥39,370 ($336). Net income as a percentage of operating revenues grew from 4.4% in the previous fiscal year to 6.1%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities was up ¥40.0 billion, to ¥447.7 billion ($3,827 million), primarily reflecting a rise in income before income taxes. Net cash used in investing activities amounted to ¥309.5 billion ($2,645 million), ¥94.5 billion more than in fiscal 2005, due to such factors as a decrease in gain on sales of investments in securities and a decline in proceeds from sales of fixed assets.

Capital expenditures were as follows:

Regarding transportation operations, capital expenditures were made to maintain and renew transportation facilities, with an emphasis on safety measures, develop transportation capabilities, and improve passenger services. In station space utilization, capital expenditures centered on such *Station Renaissance* program measures as those related to the construction of *ecute Shinagawa,* following the construction of *ecute Omiya* in the previous fiscal year. In shopping centers & office buildings, capital expenditures primarily comprised construction projects on the Yaesu side of Tokyo Station, the construction of the *Tokyo Building,* and the renewal of existing shopping centers. In other services, capital expenditures primarily focused on the construction of *HOTEL METS Akabane* and *HOTEL METS Fukushima* and on the development and upgrading of information systems.

In addition, free cash flows decreased ¥54.6 billion, to ¥138.2 billion ($1,182 million).

Net cash used in financing activities decreased ¥67.4 billion, to ¥141.6 billion ($1,211 million), mainly owing to a net increase in commercial paper and to such factors as a decrease in the size of long-term debt reduction compared with the previous year.

Consequently, cash and cash equivalents at end of the fiscal year, which were ¥66.8 billion at the end of fiscal 2005, declined ¥2.4 billion, to ¥64.4 billion ($550 million).

NET INCOME
(Billions of Yen)


160
120
80
40
0
FY '02 '03 '04 '05 '06

CASH FLOWS FROM OPERATING ACTIVITIES
(Billions of Yen)


500
400
300
200
100
0
FY '02 '03 '04 '05 '06

Financial Policy

Total long-term debt at the end of fiscal 2006 amounted to ¥3,703.9 billion ($31,657 million), due to long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities and other facilities, bonds, and long-term loans. Long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities are paid in equal semi-annual installments, consisting of principal and interest payments, and are divided into the following three tranches:

a. ¥959.7 billion ($8,203 million) payable at a variable interest rate (annual interest rate in fiscal 2006: 4.37%) through March 31, 2017.

b. ¥398.4 billion ($3,405 million) payable at a fixed annual interest rate of 6.35% through March 31, 2017.

c. ¥354.5 billion ($3,030 million) payable at a fixed annual interest rate of 6.55% through September 30, 2051.

In addition, at fiscal year-end JR East had long-term liabilities incurred for the purchase of railway facilities of ¥18.0 billion ($153 million) for the Akita hybrid Shinkansen and ¥13.1 billion ($112 million) for the Tokyo Monorail. Since fiscal 1998, JR East has made annual early repayments of long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities based on an agreement with the Japan Railway Construction, Transport and Technology Agency. JR East made early repayments of ¥50.0 billion ($427 million) in fiscal 2006. Plans call for annual early repayments through fiscal 2007.

In fiscal 2002, JR East introduced a cash management system that integrated the management of the Group's cash and funding, which previously was carried out separately by subsidiaries, with the aim of reducing JR East's total long-term debt. Also, JR East is enhancing capital management methods that include offsetting internal settlements among subsidiaries and consolidating payments by subsidiaries.

In the year ended March 31, 2006, JR East issued six unsecured straight bonds, with a total nominal amount of ¥110.0 billion ($940 million) and maturities from 2011 through 2025. Rating and Investment Information, Inc. (R&I), a Japanese rating agency, rated these bonds AA+. Overseas, JR East issued Euro pound bonds with a total nominal amount of £250.0 million (¥50.4 billion/$430 million). JR East's ratings for these bonds from Standard & Poor's and Moody's were AA– and Aa2, respectively.

In order to respond to short-term financing requirements, JR East has bank overdraft facilities with its principal banks totaling ¥300.0 billion ($2,564 million). R&I and Moody's rated JR East's commercial paper a-1+ and P-1, respectively, as of the end of fiscal 2006. JR East had outstanding commercial paper of ¥40.0 billion ($342 million) and no bank overdrafts on March 31, 2006. JR East does not maintain committed bank credit lines (a financing framework that permits unrestricted borrowing within contract limits based on certain conditions).

TOTAL LONG-TERM DEBT
(Billions of Yen)


4,800
3,600
2,400
1,200
0
FY '02 '03 '04 '05 '06
■ Long-term liabilities incurred for the purchase of railway facilities
□ Long-term debt

Operational and Other Risk Information

The following are issues related to operational and accounting procedures that may have a significant bearing on the decisions of investors. Forward-looking statements in the following section are based on the assessments of JR East as of March 31, 2006.

LEGAL ISSUES RELATING TO OPERATIONS

As a railway operator, JR East manages its operations pursuant to the stipulations of the Railway Business Law. JR East is generally excluded from the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law).

However, JR East is required to manage its operations in accordance with guidelines relating to matters that should be considered for the foreseeable future that are stipulated in a supplementary provision of the amended JR Law. Details of relevant laws are as follows.

The Railway Business Law (1986, Law No. 92)

Under the Railway Business Law, railway operators are required to obtain the permission of the Minister of Land, Infrastructure and Transport (MLIT) for each type of line and railway business operated (article 3). Operators receive approval from the MLIT for the upper limit of passenger fares and Shinkansen limited express surcharges. Subject to prior notification, railway operators can then set or change those fares and surcharges within those upper limits (article 16). Operators are also required to give the MLIT advance notice of the abolishment or suspension of railway operations. If an operator intends to abolish railway operations, the law requires one year's notice prior to the date of abolishment (article 28, items 1 and 2).

The JR Law (1986, Law No. 88)

■ Aim of the Establishment of the JR Law

Prior to amendment, the JR Law regulated the investments and the establishment of JR East, Hokkaido Railway Company, Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company, Kyushu Railway Company, and Japan Freight Railway Company (JR Freight) and included provisions on the operational purposes and scopes of those companies. In addition to the provisions of the Railway Business Law, the JR Companies are subject to provisions of the JR Law that require the approval of the MLIT with respect to significant management decisions. Also, under the JR Law preferential measures were applied to the JR Companies, such as those entitling holders of the bonds of the JR Companies to preferential rights over the claims of unsecured creditors (general mortgage).

■ Amendment of the JR Law

(a) A partial amendment of the JR Law (amended JR Law) enacted on December 1, 2001 (2001, Law No. 61), excluded JR East, JR Central, and JR West (the three JR passenger railway companies on Japan's main island) from the provisions of the JR Law that had been applicable to them until then.

(b) Further, the amended JR Law enables the MLIT to issue guidelines relating to matters that should be considered for the foreseeable future with respect to the management of the railway operations of the three JR passenger railway companies on Japan's main island (the new companies), including any additional companies that may become involved in the management of all or a part of those railway operations as a result of assignations, mergers, divisions, or successions as designated by the MLIT on or after the date of enactment of the amended JR Law (supplementary provision, article 2, item 1). Those guidelines were issued on November 7, 2001, and applied on December 1, 2001.

(c) The guidelines stipulate items relating to the following three areas:
- Items relating to ensuring alliances and cooperation among the companies (among the new companies or among the new companies and JR companies) with respect to the establishment of appropriate passenger fares and surcharges, the unhindered utilization of railway facilities, and other factors relating to railway operations
- Items relating to the appropriate maintenance of railway routes currently in operation reflecting trends in transportation demand and other changes in circumstances following the restructuring of Japanese National Railways (JNR) and items relating to ensuring users' convenience through the development of stations and other railway facilities
- Items stating that the new companies should give consideration to the avoidance of actions that inappropriately obstruct business activities or infringe upon the interests of small and medium-sized companies operating businesses in the operational areas of the new companies that are similar to the businesses of the new companies

(d) The MLIT may advise and issue instructions to the new companies to secure operations that are in accordance with those guidelines (supplementary provision, article 3). Moreover, the amended JR Law enables the MLIT to issue warnings and directives in the event that operational management runs counter to the guidelines without any justifiable reason (supplementary provision, article 4).

(e) With respect to the provisions of those guidelines, JR East has always given, and of course will continue to give, adequate consideration to such items in the management of its operations. Therefore, JR East does not anticipate that those provisions will have a significant impact on its management.

(f) In addition, the amended JR Law includes required transitional measures, such as the stipulation that all bonds issued by the three JR passenger railway companies on Japan's main island prior to the amended JR Law's enactment date are and will continue to be general mortgage bonds as determined in article 4 of the JR Law (supplementary provision, article 7).

(g) With respect to the stocks of the three JR passenger railway companies on Japan's main island held by the Japan Railway Construction Public Corporation (JRCC), which subsequently merged to form the Japan Railway Construction, Transport and Technology Agency (JRTT), the MLIT proposed plans in the Diet for the staged sale of those stocks following the enactment of the amended JR Law, in the light of stock market trends. Based on those plans, the JRCC sold 500,000 shares of JR East's common stock on June 21, 2002. As a result, JR East finally achieved full privatization.

ESTABLISHMENT OF AND CHANGES TO FARES AND SURCHARGES

The required procedures when JR East sets or changes fares and surcharges for its railway operations are stipulated in the Railway Business Law. Changes to those procedures or the inability to flexibly change fares and surcharges based on those procedures for whatever reason could affect JR East's earnings. Details of those procedures are as follows.

System for Approval of Fares and Surcharges

The Railway Business Law stipulates that railway operators are required to obtain the approval of the MLIT when setting or changing the upper limit for passenger fares and Shinkansen limited express surcharges (fares and surcharges) (Railway Business Law, article 16, item 1). Subject to prior notification, railway operators can then set or change fares and surcharges within those upper limits, including limited express surcharges on conventional lines and other charges (Railway Business Law, article 16, items 3 and 4).

Although the JR passenger railway companies can revise fares independently, a system was created among those companies when JNR was restructured to ensure the convenience of users. At present, contracts among those companies enable the realization of total fares and surcharges for passengers or packages requiring services that span two or more such companies. In addition, the JR passenger railway companies have established a system in which the fares and surcharges decrease relatively as distance traveled increases.

JR East's Stance

JR East has not raised fares since its establishment in April 1987, other than to reflect the consumption tax introduction (April 1989) and revision (April 1997).

Through efficiently securing revenues and reducing expenses, JR East has worked to create a management base that is not dependent on raising fares. However, if JR East were unable to secure appropriate profit levels as a result of such factors as changes in the operating environment, it would view the timely implementation of fare revisions as necessary to secure appropriate profit levels.

With the efficient management of operations as a precondition, JR East believes securing a profit level that enables capital expenditure for the future and the strengthening of its financial position—in addition to the distribution of profits to shareholders—to be essential. JR East primarily undertakes capital expenditure, which has a significant impact on the capital usage of railway operations, with a view to establishing a robust management base through ensuring safe, stable transportation, offering high-quality services, and implementing other measures. Further, JR East appreciates the need to independently conduct capital expenditure based upon clearly defined management responsibility.

Stance of the Ministry of Land, Infrastructure and Transport

With respect to the implementation of fare revisions by JR East, the position of the MLIT is as follows:

The MLIT will approve applications for the revision of upper limits of fares from railway companies, including from JR East, upon conducting inspections to determine that fares do not exceed the sum of reasonable costs and profits, based on the efficient management of those companies (total-cost) (Railway Business Law, article 16, item 2). In addition, a three-year period is stipulated for the calculation of costs.

Even if the railway operator has non-railway businesses, the calculation of total-cost—which comprises reasonable costs and reasonable profits, including required dividend payments to shareholders—is based only on the operator's railway operations.

Further, operators are required to submit their capital expenditure plans for increasing transportation services to ease crowding of commuter services and for other improvements in passenger services. And, the capital usage necessary for such enhancements is recognized in the calculation of total-cost.

Total-cost is calculated using a "rate base method" that estimates the capital cost (interest payments, dividend payments, and other costs) arising from a fair and appropriate provision of return, based on the opportunity cost concept, in relation to the capital invested in corresponding railway operations.

The calculation of total-cost is as follows:

- total-cost = operating cost[1] + operational return
- operational return = assets utilized in railway business operations (rate base) x operational return rate
- assets utilized in railway business operations = railway business operations fixed assets + construction in progress + deferred assets + working capital[2]
- operational return rate = equity ratio[3] x return rate on equity[4] + borrowed capital ratio[3] x return rate on borrowed capital[4]

Subject to prior notification, railway operators can set or change fares and surcharges within the upper limits approved along with other charges. However, the MLIT can issue directives requiring changes in fares and surcharges by specified terms if the fares and surcharges submitted are deemed to fall within the following categories (Railway Business Law, article 16, item 5):

- *The changes would lead to unjustifiable discrimination in the treatment of certain passengers.*
- There is concern that the changes would give rise to unfair competition with other railway transportation operators.

PLAN FOR THE DEVELOPMENT OF NEW SHINKANSEN LINES

Construction Plans for New Shinkansen Lines

New Shinkansen lines are those lines indicated in the plan for the Shinkansen line network that was decided pursuant to the Nationwide Shinkansen Railway Development Law (1970, Law No. 71). Finalized in 1973, that plan called for the development of the Tohoku Shinkansen Line (Morioka–Aomori), the Hokuriku Shinkansen Line (Tokyo–Nagano–Toyama–Osaka), the Kyushu Shinkansen Line (Fukuoka–Kagoshima), and other Shinkansen lines. Following the division and privatization of JNR, JR East was selected as the operator of the Takasaki–Joetsu segment of the Hokuriku Shinkansen Line and the Morioka–Aomori segment of the Tohoku Shinkansen Line. JR East started operation of the Hokuriku Shinkansen Line between Takasaki and Nagano on October 1, 1997, and the Tohoku Shinkansen Line between Morioka and Hachinohe on December 1, 2002 (see map on page 18).

Within JR East's service area, the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line are currently being constructed by the JRTT. Based on a proposal by the three ruling parties, the national government and ruling parties agreed in December 1996 that both of those Shinkansen line segments would be standard gauge lines. In January 1998, the national government and ruling parties' examination committee for the development of new Shinkansen lines decided to begin the construction of those Shinkansen line segments during fiscal 1998, upon the completion of approval procedures. Based on that decision, the JRCC (currently, the JRTT) began construction in March 1998, after obtaining approval from the Minister of Transport pursuant to article 9 of the Nationwide Shinkansen Railway Development Law. Further, in December 2004 the national government and ruling parties agreed on the outlook for the completion of new Shinkansen lines. For new

Notes: 1. With respect to comparable costs among railway operators, in order to promote enhanced management efficiency, a "yardstick formula" is used to encourage indirect competition among respective operators. The results of those comparisons are issued at the end of every business year and form the basis for the calculation of costs.
2. Working capital = operating cost and certain inventories
3. Equity ratio 30%; borrowed capital ratio 70%
4. Return rate on equity is based on the average of yields on public and corporate bonds and the overall industrial average return on equity and dividend yield ratio. Return rate on borrowed capital is based on the average actual rate on loans and other liabilities.

Shinkansen lines under the jurisdiction of JR East, it was decided to aim to complete the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line by the end of fiscal 2011 and the Nagano–Hakusan general rail yard segment of the Hokuriku Shinkansen Line by the end of fiscal 2015 (JR East has jurisdiction of the Nagano–Joetsu segment of the Hokuriku Shinkansen Line).

Also, new Shinkansen lines not under the jurisdiction of JR East are being developed on the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen Line, the Joetsu–Hakusan general rail yard segment and the Fukui Station portion of the Hokuriku Shinkansen Line, and the Hakata–Shin-Yatsushiro segment of the Kyushu Shinkansen Line.

Cost Burden of the Development of New Shinkansen Lines

(a) National government, local governments, and the JR Companies assume the cost of new Shinkansen lines constructed by the JRTT. Amounts to be funded by the JR Companies are to be paid out of the following:

1) Usage fees and other surcharges paid by the JR company as the operator of the line
2) Funds made available from the JRTT, to which JR East, JR Central, and JR West make payments of amounts due on their Shinkansen purchase liabilities (see page 68 for details)

(b) In October 1997, the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen Line was accompanied by new standards for the amount of usage fees paid by the JR companies as the operator of the line. Those usage fees are now regulated by the Japan Railway Construction, Transport and Technology Agency Law, enforcement ordinance article 6. That enforcement ordinance stipulates that the JRTT will stipulate the amount of usage fees based on the benefits received as the operator of the said Shinkansen line after opening and the sum of taxes and maintenance fees paid by the JRTT for railway facilities leased. Of those, the benefits received as the operator are calculated by comparing the estimated revenues and expenses generated by the new segment of the Shinkansen line and related line segments after opening with the revenues and expenses that would likely be generated by parallel conventional lines and related line segments if the new segment of the Shinkansen line were not opened. The expected benefits are the difference between the amount that the operator of the new Shinkansen line should receive as a result of operation and the amount that would be received if the new Shinkansen line did not commence services. Specifically, expected benefits are calculated based on expected demand and revenues and expenses over a 30-year period after opening. Further, a part of the usage fees, which are calculated based on the expected benefits, is fixed for the 30-year period after commencing services. In addition, the taxes and maintenance fees are included in calculations of corresponding benefits as an expense of the operator of the Shinkansen line after opening. Therefore, the burden of the operator is kept within the limits of the corresponding benefits.

With respect to the usage fees amount for the Takasaki–Nagano segment of the Hokuriku Shinkansen Line, which opened in October 1997, JR East decided that the usage fees calculated by the JRCC (currently, the JRTT) were within the limits of the corresponding benefits to result from the opening of that line and concluded an agreement with the JRCC in September 1997. Also, the JRCC received approval for those usage fees from the Minister of Transport in September 1997. Usage fees for fiscal 2006 totaled ¥19.6 billion ($168 million), comprising the fixed amount calculated based on corresponding benefits of ¥17.5 billion ($150 million) and taxes and maintenance fees of ¥2.1 billion ($18 million).

In November 2002, JR East also concluded an agreement with the JRCC regarding the usage fees amount for the Morioka–Hachinohe segment of the Tohoku Shinkansen Line, which opened in December 2002. The JRCC received approval for those usage fees from the MLIT in

November 2002. Usage fees for fiscal 2006 totaled ¥9.1 billion ($78 million), comprising the fixed amount calculated based on corresponding benefits of ¥7.9 billion ($68 million) and taxes and maintenance fees of ¥1.1 billion ($9 million).

(c) As well as being responsible for the construction of new Shinkansen lines, the JRTT procures construction costs and owns the facilities that it has constructed. JR East leases those facilities from the JRTT after completion and pays the usage fees mentioned in (b) above upon the commencement of the service. During the construction period, JR East is not required to directly assume the JRTT's construction costs. Compared with periods when there is no construction of new Shinkansen lines, costs related to new Shinkansen lines, such as depreciation of railcars and other costs, can have an impact on JR East's single-year revenues and expenses in the initial period after opening. However, given the character of usage fees mentioned in (b) above, JR East believes that such factors will not have an impact on revenues and expenses over the 30-year period.

The JR Companies are required to assume the costs of "usage fees and other charges" as mentioned in (a) above. "Other charges" refers exclusively to the payment of usage fees before the commencement of services. However, such prior payment is required to be based upon agreements concluded following consultations between JR East and the JRTT. Accordingly, it is assumed that JR East's position will be adequately reflected in such arrangements.

Treatment of Conventional Lines Running Parallel to New Shinkansen Lines

In October 1997, at the time of the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen Line, the Yokokawa–Karuizawa segment was abolished and the management of the Karuizawa–Shinonoi segment of the Shinetsu Line was separated from JR East. Further, in December 2002, at the time of the opening of the Morioka–Hachinohe segment of the Tohoku Shinkansen Line, the management of that segment on the Tohoku Line was separated from JR East. Also, an agreement reached between the national government and ruling parties in December 1996 stipulates that management of conventional line segments that run parallel to a new Shinkansen line should be separated from JR companies when the new Shinkansen line commences operations. Pursuant to that agreement, when construction began on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line in March 1998, JR East requested and received the agreement of local communities with regard to the separation of the management of conventional lines that run parallel to those Shinkansen lines upon commencement of operation: the Hachinohe–Aomori segment of the Tohoku Line and the Nagano–Naoetsu segment of the Shinetsu Line. Further, in December 2000 the national government and ruling parties agreed that when JR Freight uses the conventional lines whose management has been separated from JR companies, line usage fees will be charged commensurate with the amount of usage. With regard to the resulting loss for JR Freight, it was decided to implement an adjustment by allocating a part of the revenues from usage fees on the parallel Shinkansen line segment to JR Freight as required. Accordingly, the Nationwide Shinkansen Railway Development Law enforcement ordinance was amended in October 2002. As a result, it became possible to appropriate usage fees paid by the JR Companies for amounts required by the JR Freight adjustment mechanism. Previously, as a general principle, usage fees had only been appropriated to cover the construction cost of Shinkansen lines.

JR East's Stance on the Construction of New Shinkansen Lines

JR East's stance on the construction of new Shinkansen lines is as follows. As the operator of new Shinkansen lines, JR East will only assume the burden of the aforementioned usage fees and other charges that are within the limit of corresponding benefits as a result of commencing Shinkansen line operations. JR East will not assume any financial burden other than usage fees and other charges. The confirmation of agreements with local communities is required in regard to the management separation from JR East of conventional lines parallel to new Shinkansen line segments.

Based on strict adherence to the aforementioned conditions, which JR East has always viewed and will continue to view as essential, JR East will continue to fulfill its responsibility as the operator.

An agreement of the national government and ruling parties reconfirmed those conditions in December 1996, and they continued to be firmly maintained at the time of opening the Takasaki–Nagano segment of the Hokuriku Shinkansen Line and the Morioka–Hachinohe segment of the Tohoku Shinkansen Line. Also in December 1996, the national government and ruling parties agreed that, based on consultations and an agreement between the JR companies and the JRTT, prior payment of usage fees would be implemented. Consequently, the construction of the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line began in March 1998.

Given the aforementioned reasons, JR East has estimated that those new Shinkansen line segments will not adversely affect the maintenance of its sound management base. However, a change to the conditions and arrangements related to the construction of new Shinkansen lines could adversely affect JR East's financial position and business performance. In addition, the national government and ruling parties' December 2004 agreement includes the statement "with respect to the burden amount of JR Companies in relation to the fringe earnings arising from the development of such new Shinkansen lines as the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen Line and the Joetsu–Kanazawa segment of the Hokuriku Shinkansen Line, a detailed investigation will be undertaken when services in those segments commence." Given that the concept of "fringe earnings" is incompatible with the management decisions of an autonomous private-sector company and that a reasonable explanation of the concept cannot be offered to shareholders, JR East has expressed its opposition to the "fringe earnings" burden.

SAFETY MEASURES

Railway operations can potentially suffer significant damage resulting from natural disasters, human errors, crime, terrorism, or other factors. JR East regards ensuring safety as a major issue that fundamentally underpins its operations. Based on its five-year Safety Plan 2008, JR East is taking measures to build a railway with high safety levels by addressing infrastructural and operational issues.

Specifically, JR East's safety-related efforts involve replacing and upgrading railcars and facilities and installing Automatic Train Stop devices (ATS-P and ATS-Ps types) that prevent train collisions and as well as excessive speeds on the curved sections of tracks and other such areas. Further, since the Great Hanshin-Awaji Earthquake in January 1995—and based on lessons learned from other temblors, such as the Niigata Chuetsu Earthquake—JR East has accelerated quake countermeasures, such as the implementation of engineering projects to reinforce tunnels and elevated railway tracks.

In addition, JR East is upgrading equipment and conducting accident awareness campaigns to prevent accidents at railway level crossings as well as working to prevent rain-related damage, with particular attention to the Tokyo metropolitan area.

PLAN FOR THE DEVELOPMENT OF TOKYO STATION'S YAESU EXIT

Plan Overview

Twin high-rise towers are to be constructed on the north and south sides of the square in front of the Yaesu exit of Tokyo Station. A ground-level, central pedestrian deck with a large roof will connect the towers. Total floor space will be roughly 360,000m², and the total cost of the joint project will be approximately ¥130 billion ($1,215 million), with JR East's share being approximately ¥80 billion ($748 million). Adding the cost of independent projects, JR East will shoulder a total project cost of approximately ¥110 billion ($1,028 million).

Schedule

September 2004:	begin construction of the first phase of the north tower and south tower
October 2007:	complete construction of the first phase of the north tower; complete construction of the south tower; begin construction of the second phase of the north tower and central area
March 2011:	complete construction of the second phase of the north tower and central area

JR East's Approach

The project is part of integrated efforts to redevelop the square in front of the Yaesu exit of Tokyo Station and to recreate the image of Japan's capital city. In addition, JR East believes that this project will add significant value to the Yaesu area of Tokyo Station and contribute to both JR East's transportation and non-transportation operations. However, while it is expected that, based on full consideration, this project will be profitable, JR East's financial position and business performance could be affected in the event that the project does not proceed according to plan due to a variety of environmental changes.

INFORMATION SYSTEMS AND PROTECTION OF PERSONAL DATA

JR East uses many computer systems in a variety of transportation and non-transportation operations. Further, computer systems play an important role among travel agencies, Railway Information Systems Co., Ltd., and other companies with which JR East has close business relationships. If the functions of those computer systems were seriously damaged as a result of natural disasters or human errors, this could have an impact on the operations of JR East. Moreover, in the event that personal data stored in those computer systems were leaked to unrelated third parties due to computer systems becoming infected by viruses or to unauthorized manipulation, it could affect JR East's financial position and business performance. JR East takes measures to prevent damage, such as continuously upgrading the functions of in-house systems and training the related personnel. In the unlikely event of a system failure, JR East would minimize the impact by taking measures through an initial action framework that would be promptly set up and coordinated across operational divisions.

Further, JR East is doing its utmost to ensure the strict management and protection of personal data through the establishment of in-house regulations that include stipulations for the appropriate treatment of personal data, restricted authorization for access to personal data, control of access authority, and the construction of a system of in-house checks.

DEVELOPMENT OF NON-TRANSPORTATION OPERATIONS

JR East regards non-transportation operations as of equal importance to transportation operations in its management. In non-transportation operations, JR East is developing station space utilization, shopping centers and office buildings, and other services (hotel operations, advertising and publicity, housing development and sales operations, and other services).

In non-transportation operations, JR East faces the risk of a downturn in consumption associated with economic recessions or unseasonable weather, which could lead to lower revenues from its shopping centers, stores in stations, hotels, and other operations. Such eventualities could also adversely affect sales of advertisement services and housing. In housing development and sales operations, falling land prices could lead to losses on the revaluation of real estate for sale or an increase in demands from tenants for rent reductions. Further, a fault in retail products or manufactured products, such as an outbreak of food poisoning or a similar incident, could reduce sales, damage trust in JR East, or result in the failure of tenants or business partners. The occurrence of any of those contingencies could have an impact on JR East's financial position and business performance. JR East's stations are used by roughly 16 million people every day (average number of passengers). JR East will fully leverage those stations as its largest management resource to develop operations. At the same time, JR East will enhance earnings and secure customer trust by implementing stringent hygiene management and credit controls.

COMPETITION

JR East's transportation operations compete with the operations of airline, automobile, bus transportation, and other railway companies. Furthermore, JR East's non-transportation operations compete with existing and newly established businesses. The competition of JR East's transportation and non-transportation operations with such rival operators could have an impact on JR East's financial position and business performance. In particular, intensified competition in the transportation market could affect earnings from JR East's transportation operations. Such competition includes the opening of subway line No. 13, currently under construction, in fiscal 2008; an increase in flight services as a result of the enlargement of Tokyo International Airport (Haneda Airport); and stepped-up highway bus services between regional cities. Also, in station space utilization operations and shopping centers and office buildings businesses, JR East's competitiveness could lessen as a result of intensified competition created by the renewal or opening of nearby commercial premises. In addition, the earnings of JR East's hotel operations could be affected by increasingly fierce competition from foreign-affiliated luxury hotels as well as economy business hotels and dedicated wedding reception facilities operated by domestic companies.

REDUCTION OF TOTAL LONG-TERM DEBT

At the end of fiscal 2006, total long-term debt was ¥3,703.9 billion ($31,657 million). In addition, interest expense amounted to ¥136.5 billion ($1,167 million) in fiscal 2006, which was equivalent to 34.5% of operating income. JR East will continue to reduce total long-term debt and refinance to obtain lower interest rates. However, a reduction in free cash flows due to unforeseen circumstances or a change in borrowing rates due to fluctuation in interest rates could affect JR East's financial position and business performance.

Consolidated Balance Sheets

East Japan Railway Company and Subsidiaries
March 31, 2005 and 2006

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2005	**2006**	**2006**
Assets			
Current Assets:			
Cash and cash equivalents	¥ 66,781	**¥ 64,373**	**$ 550**
Receivables:			
Accounts receivable–trade	172,332	**196,976**	**1,684**
Unconsolidated subsidiaries and affiliated companies	5,442	**5,943**	**51**
Other	19,282	**19,363**	**165**
Allowance for doubtful accounts	(1,663)	**(1,744)**	**(15)**
	195,393	**220,538**	**1,885**
Inventories	33,157	**35,098**	**300**
Real estate for sale	11,375	**8,786**	**75**
Deferred income taxes (Note 14)	64,827	**55,948**	**478**
Other current assets	26,117	**27,359**	**234**
Total current assets	397,650	**412,102**	**3,522**
Investments:			
Unconsolidated subsidiaries and affiliated companies (Note 7)	37,616	**36,394**	**311**
Other (Note 8)	120,849	**213,085**	**1,821**
	158,465	**249,479**	**2,132**
Property, Plant and Equipment (Note 10):			
Buildings	1,878,760	**1,917,169**	**16,386**
Fixtures	4,943,789	**5,004,830**	**42,776**
Machinery, rolling stock and vehicles	2,207,193	**2,236,890**	**19,119**
Land	2,026,942	**2,014,863**	**17,221**
Construction in progress	151,736	**191,916**	**1,640**
Other	153,138	**161,456**	**1,380**
	11,361,558	**11,527,124**	**98,522**
Less accumulated depreciation	5,560,850	**5,730,775**	**48,981**
Net property, plant and equipment	5,800,708	**5,796,349**	**49,541**
Other Assets:			
Long-term deferred income taxes (Note 14)	199,818	**193,871**	**1,657**
Consolidation difference	2,314	**80**	**1**
Other	157,313	**169,703**	**1,451**
	359,445	**363,654**	**3,109**
	¥6,716,268	**¥6,821,584**	**$58,304**

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2005	**2006**	**2006**
Liabilities and Shareholders' Equity			
Current Liabilities:			
Commercial paper	¥ 5,000	**¥ 40,000**	**$ 342**
Current portion of long-term debt (Note 11)	158,453	**115,652**	**988**
Current portion of long-term liabilities incurred for purchase of railway facilities (Note 12)	147,612	**141,211**	**1,207**
Prepaid railway fares received	103,404	**91,537**	**782**
Payables:			
Accounts payable–trade	47,864	**51,797**	**443**
Unconsolidated subsidiaries and affiliated companies	43,387	**48,065**	**411**
Other	353,002	**426,372**	**3,644**
	444,253	**526,234**	**4,498**
Accrued expenses	116,061	**109,605**	**937**
Accrued consumption tax	12,822	**8,817**	**75**
Accrued income taxes (Note 14)	71,783	**59,666**	**510**
Other current liabilities (Note 3)	56,980	**33,390**	**286**
Total current liabilities	1,116,368	**1,126,112**	**9,625**
Long-Term Debt (Note 11)	1,781,802	**1,844,559**	**15,765**
Long-Term Liabilities Incurred for Purchase of Railway Facilities (Note 12)	1,745,215	**1,602,446**	**13,696**
Employees' Severance and Retirement Benefits (Note 15)	598,923	**597,789**	**5,109**
Deposits Received for Guarantees	182,087	**172,305**	**1,473**
Long-Term Deferred Tax Liabilities (Note 14)	1,861	**2,478**	**21**
Other Long-Term Liabilities	80,224	**93,514**	**800**
Minority Interests	26,242	**25,022**	**214**
Contingent Liabilities (Note 16)			
Shareholders' Equity (Note 21):			
Common stock:			
Authorized 16,000,000 shares; Issued, 2005 and 2006—4,000,000 shares; Outstanding, 2005—3,996,290 shares and 2006—3,996,234 shares	200,000	**200,000**	**1,709**
Capital surplus:			
Additional paid-in capital	96,600	**96,600**	**826**
Total capital surplus	96,600	**96,600**	**826**
Retained earnings	856,664	**984,525**	**8,415**
Net unrealized holding gains on securities	32,552	**78,543**	**671**
Treasury stock, at cost, 3,710 shares in 2005 and 3,766 shares in 2006	(2,270)	**(2,309)**	**(20)**
Total shareholders' equity	1,183,546	**1,357,359**	**11,601**
	¥6,716,268	**¥6,821,584**	**$58,304**

Consolidated Statements of Income

East Japan Railway Company and Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2004	2005	**2006**	**2006**
Operating Revenues (Note 18)	¥2,542,297	¥2,537,481	**¥2,592,393**	**$22,157**
Operating Expenses (Note 18):				
Transportation, other services and cost of sales	1,695,026	1,677,930	**1,701,620**	**14,544**
Selling, general and administrative expenses	495,851	501,016	**494,673**	**4,228**
	2,190,877	2,178,946	**2,196,293**	**18,772**
Operating Income (Note 18)	351,420	358,535	**396,100**	**3,385**
Other Income (Expenses):				
Interest expense on short- and long-term debt	(49,889)	(44,331)	**(40,882)**	**(349)**
Interest expense incurred for purchase of railway facilities	(111,055)	(104,100)	**(95,666)**	**(818)**
Losses for redemption of bonds (Note 11)	—	(24,003)	**(3,409)**	**(29)**
Loss on sales of fixed assets	(10,674)	(11,010)	**(3,982)**	**(34)**
Environmental conservation costs	—	—	**(13,956)**	**(119)**
Social insurance charges (Note 2)	(9,697)	—	**—**	**—**
Impairment losses on fixed assets (Notes 10 and 18)	—	(46,355)	**(1,841)**	**(16)**
Earthquake-damage losses (Note 3)	—	(11,933)	**—**	**—**
Provision for allowance for earthquake-damage losses (Note 3)	—	(28,647)	**—**	**—**
Interest and dividend income	2,211	1,257	**1,814**	**16**
Equity in net income of affiliated companies	352	290	**707**	**6**
Gain on sales of investment in securities	12,816	39,517	**858**	**7**
Gain on sales of transferable development air rights	—	26,685	**—**	**—**
Gain on sales of fixed assets	18,177	38,914	**23,279**	**199**
Other, net	19,204	5,382	**6,613**	**57**
	(128,555)	(158,334)	**(126,465)**	**(1,080)**
Income before Income Taxes	222,865	200,201	**269,635**	**2,305**
Income Taxes (Note 14):				
Current	142,901	137,409	**125,330**	**1,071**
Deferred	(42,970)	(51,046)	**(15,682)**	**(134)**
Minority Interests in Net Income of Consolidated Subsidiaries	(3,068)	(2,246)	**(2,412)**	**(21)**
Net Income	¥ 119,866	¥ 111,592	**¥ 157,575**	**$ 1,347**
	Yen			U.S. Dollars (Note 2)
Earnings per Share	¥29,928	¥27,868	**¥39,370**	**$336**

See accompanying notes.

Consolidated Statements of Shareholders' Equity

East Japan Railway Company and Subsidiaries
Years ended March 31, 2004, 2005 and 2006

		Millions of Yen				
	Number of Issued Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains (Losses) on Securities	Treasury Stock
Balance at March 31, 2003	4,000,000	¥200,000	¥96,600	¥679,196	¥ 6,511	¥ (451)
Increase due to merger of nonconsolidated subsidiaries	—	—	—	177	—	—
Increase due to change in accounting period of consolidated subsidiaries	—	—	—	185	—	—
Net income	—	—	—	119,866	—	—
Cash dividends (¥7,000 per share)	—	—	—	(28,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(191)	—	—
Net unrealized holding gains on securities	—	—	—	—	26,283	—
Balance at March 31, 2004	4,000,000	200,000	96,600	771,233	32,794	(451)
Increase due to merger of nonconsolidated subsidiaries, and other	—	—	—	33	—	—
Net income	—	—	—	111,592	—	—
Cash dividends (¥6,000 per share)	—	—	—	(23,970)	—	—
Bonuses to directors and corporate auditors	—	—	—	(177)	—	—
Disposal (purchase) of treasury stock, net	—	—	—	(2,047)	—	(1,819)
Net unrealized holding losses on securities	—	—	—	—	(242)	—
Balance at March 31, 2005	4,000,000	200,000	96,600	856,664	32,552	(2,270)
Gain on disposal of treasury stock	**—**	**—**	**0**	**—**	**—**	**—**
Increase due to addition of consolidated subsidiary, and other	**—**	**—**	**—**	**484**	**—**	**—**
Net income	**—**	**—**	**—**	**157,575**	**—**	**—**
Cash dividends (¥8,000 per share)	**—**	**—**	**—**	**(29,978)**	**—**	**—**
Bonuses to directors and corporate auditors	**—**	**—**	**—**	**(220)**	**—**	**—**
Disposal (purchase) of treasury stock, net	**—**	**—**	**—**	**—**	**—**	**(39)**
Net unrealized holding gains on securities	**—**	**—**	**—**	**—**	**45,991**	**—**
Balance at March 31, 2006	**4,000,000**	**¥200,000**	**¥96,600**	**¥984,525**	**¥78,543**	**¥(2,309)**

	Millions of U.S. Dollars (Note 2)				
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains (Losses) on Securities	Treasury Stock
Balance at March 31, 2005	$1,709	$826	$7,322	$278	$(19)
Gain on disposal of treasury stock	**—**	**0**	**—**	**—**	**—**
Increase due to addition of consolidated subsidiary, and other	**—**	**—**	**4**	**—**	**—**
Net income	**—**	**—**	**1,347**	**—**	**—**
Cash dividends ($68 per share)	**—**	**—**	**(256)**	**—**	**—**
Bonuses to directors and corporate auditors	**—**	**—**	**(2)**	**—**	**—**
Disposal (purchase) of treasury stock, net	**—**	**—**	**—**	**—**	**(1)**
Net unrealized holding gains on securities	**—**	**—**	**—**	**393**	**—**
Balance at March 31, 2006	**$1,709**	**$826**	**$8,415**	**$671**	**$(20)**

See accompanying notes.

Consolidated Statements of Cash Flows

East Japan Railway Company and Subsidiaries
Years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2004	2005	**2006**	**2006**
Cash Flows from Operating Activities:				
Income before income taxes	¥222,865	¥200,201	**¥269,635**	**$2,305**
Depreciation (Note 18)	322,300	317,957	**316,038**	**2,701**
Impairment losses on fixed assets	—	46,355	**1,841**	**16**
Amortization of long-term prepaid expense	5,202	4,913	**4,942**	**42**
Net change in employees' severance and retirement benefits	17,398	3,369	**(532)**	**(5)**
Interest and dividend income	(2,211)	(1,257)	**(1,814)**	**(16)**
Interest expense	160,944	148,431	**136,548**	**1,167**
Construction grants received	(79,708)	(79,728)	**(54,146)**	**(463)**
Gain on sales of investment in securities	(12,816)	(39,517)	**(858)**	**(7)**
Loss from disposition and provision for cost reduction of fixed assets	106,572	101,662	**76,331**	**652**
Earthquake-damage losses	—	11,933	**—**	**—**
Provision for allowance for earthquake-damage losses	—	28,647	**—**	**—**
Net change in major receivables	2,242	(10,826)	**(24,009)**	**(205)**
Net change in major payables	(5,497)	(9,175)	**36,348**	**311**
Other	(19,183)	(19,872)	**(14,904)**	**(127)**
Sub-total	718,108	703,093	**745,420**	**6,371**
Proceeds from interest and dividends	2,367	1,417	**1,969**	**17**
Payments of interest	(162,568)	(149,915)	**(138,712)**	**(1,185)**
Payments of earthquake-damage losses	—	(6,854)	**(26,568)**	**(227)**
Payments of income taxes	(170,846)	(140,004)	**(134,387)**	**(1,149)**
Net cash provided by operating activities	387,061	407,737	**447,722**	**3,827**
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(374,642)	(388,993)	**(390,439)**	**(3,337)**
Proceeds from sales of fixed assets	34,684	69,445	**33,315**	**285**
Proceeds from construction grants	76,765	59,312	**63,849**	**546**
Proceeds from sales of transferable development air rights	—	13,343	**—**	**—**
Payments for purchases of investment in securities	(6,638)	(13,610)	**(17,634)**	**(151)**
Proceeds from sales of investment in securities	23,057	41,917	**2,627**	**22**
Cash decreased due to purchases of shares of a company newly consolidated, net of cash acquired	—	—	**(487)**	**(4)**
Other	12,183	3,638	**(720)**	**(6)**
Net cash used in investing activities	(234,591)	(214,948)	**(309,489)**	**(2,645)**
Cash Flows from Financing Activities:				
Net increase in commercial paper	—	5,000	**35,000**	**299**
Proceeds from long-term loans	155,000	64,300	**105,739**	**904**
Payments of long-term loans	(297,625)	(124,366)	**(158,453)**	**(1,354)**
Proceeds from issuance of bonds	139,914	129,943	**160,113**	**1,368**
Payment for redemption of bonds	—	(70,000)	**(87,960)**	**(752)**
Payments of liabilities incurred for purchase of railway facilities	(140,377)	(144,369)	**(149,170)**	**(1,275)**
Payments for acquisition of treasury stock	—	(6,507)	**(48)**	**(0)**
Cash dividends paid	(28,000)	(23,970)	**(29,978)**	**(256)**
Other	(25,105)	(39,072)	**(16,842)**	**(145)**
Net cash used in financing activities	(196,193)	(209,041)	**(141,599)**	**(1,211)**
Net Decrease in Cash and Cash Equivalents	(43,723)	(16,252)	**(3,366)**	**(29)**
Cash and Cash Equivalents at Beginning of Year	126,478	82,935	**66,781**	**571**
Increase due to Addition of Consolidated Subsidiaries, and Other	189	98	**958**	**8**
Decrease due to Change in Accounting Period of Consolidated Subsidiaries	(9)	—	**—**	**—**
Cash and Cash Equivalents at End of Year	¥ 82,935	¥ 66,781	**¥ 64,373**	**$ 550**

See accompanying notes.

Notes to Consolidated Financial Statements

East Japan Railway Company and Subsidiaries
Years ended March 31, 2004, 2005 and 2006

1. INCORPORATION OF EAST JAPAN RAILWAY COMPANY

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies), on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (mainland Japan) in Japan. The Company operates 70 railway lines, 1,699 stations and 7,526.8 operating kilometers as of March 31, 2006.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, the Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and accrued employees' severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from the Shinkansen Holding Corporation (See note 12). Subsequent to the purchase, the Shinkansen Holding Corporation was dissolved. Railway Development Fund succeeded to all rights and obligations of the Shinkansen Holding Corporation. In October 1997, Railway Development Fund and Maritime Credit Corporation merged to form Corporation for Advanced Transport & Technology. In October 2003, Japan Railway Construction Public Corporation and Corporation for Advanced Transport & Technology merged to form Japan Railway Construction, Transport and Technology Agency.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended (See note 11).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Financial Reporting Standards in certain respects as to application and disclosure requirements. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2006, which was ¥117 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidation

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations Concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2006, 86 subsidiaries were consolidated. Two subsidiaries were newly consolidated in the year ended March 31, 2006 because of establishment and additional increase of the ownership. Furthermore, eight subsidiaries were deconsolidated in the year ended March 31, 2006 because of their merger with other consolidated subsidiaries.

All significant intercompany transactions and accounts have been eliminated. Cost in excess of net assets of consolidated subsidiaries purchased is analyzed and allocated to appropriate accounts so long as the reason is clear and the remaining unknown portion is accounted for as consolidation difference. Such consolidation differences are amortized over 5 years on a straight-line basis.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

Equity method

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2006, two affiliated companies were accounted for by the equity method, and there was no change in those companies during that year.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at moving-average cost since their equity earnings in the aggregate are not material in relation to consolidated net income and retained earnings.

Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

Inventories

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;

Rails, materials and supplies: the moving-average cost method; and

Other: the last purchased cost method

Real estate for sale

Real estate for sale is stated at the identified cost, which is reduced for significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the consolidated statements of income for the years ended March 31, 2004, 2005 and 2006 were ¥4,383 million, ¥118 million and ¥654 million ($6 million), respectively.

Securities

Securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2004, 2005 and 2006.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving-average cost.

(4) Available-for-sale securities are stated as follows:

(a) Available-for-sale securities with market value

According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities for which market quotations are available are stated at fair market value as of the balance sheet date. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving-average method.

(b) Available-for-sale securities without market value

Available-for-sale securities for which market quotations are not available are mainly stated at moving-average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. The Company's policy for such write-offs stipulates that if the market value as of the year end has declined by 50% or more of the acquisition cost of the said security, it should be stated at the market value. If the market value has declined by 30% or more but less than 50%, the said security should be written off by the amount determined as necessary after taking the possibility of market value recovery into account.

Property, plant and equipment

Property, plant and equipment are generally stated at cost or the transfer value referred to in Note 1. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward are depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Accounting for employees' retirement benefits

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the employees' severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of March 31, 2006 was ¥195,799 million ($1,673 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

Accounting for certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

Accounting for research and development costs

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they incur. Research and development costs included in operating expenses for the years ended March 31, 2004, 2005 and 2006 were ¥15,836 million, ¥15,579 million and ¥16,886 million ($144 million), respectively.

Social insurance charges

Amendment of the Health Insurance Law and other laws led to the introduction of a total compensation system for health insurance and welfare pension insurance charges from April 1, 2003. As a result, the employer's contribution for summer wages in 2003 amounted to ¥9,697 million was included in other expenses in the consolidated statement of income for the year ended March 31, 2004.

Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

Earnings per share

Earnings per share shown in the consolidated statements of income are computed by dividing income available to common shareholders by the weighted average number of common stock outstanding during the year. Diluted earnings per share are not shown, since there are no outstanding securities with dilutive effect on earnings per share such as convertible bonds.

Derivative transactions

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Impairment of fixed assets

In August 2002, Business Accounting Council of Japan issued the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets," which becomes operative for the year beginning on or after April 1, 2005. Beginning with the year ended March 31, 2005, the Companies prospectively adopted the standards. The new accounting standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable.

The impairment losses would be recognized if the book value of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment losses would be measured as the amount by which the book value of the asset exceeds its recoverable amounts, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price.

Restoration of previously recognized impairment losses would be prohibited. For cumulative impairment losses, the Companies deducted directly from respective asset amounts based on the revised regulation on consolidated financial statements.

3. EARTHQUAKE DAMAGE

On October 23, 2004, a number of the Companies' properties sustained damage as a result of the Niigata Chuetsu Earthquake. The related losses reflected in the statement of income and allowance reflected in the other current liabilities in the balance sheets for the year ended March 31, 2005 and 2006, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Earthquake-damage losses	¥11,933	**¥ —**	**$—**
Allowance for earthquake-damage losses	28,647	**2,264**	**19**

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

5. INVENTORIES

Inventories consist of rails, materials, supplies, merchandise and others.

6. REAL ESTATE FOR SALE

Real estate for sale represents the cost, as adjusted for significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

7. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2005 and 2006, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Unconsolidated subsidiaries:			
Investments	¥ 6,171	**¥ 5,014**	**$ 43**
Advances	2,142	**1,449**	**12**
	8,313	**6,463**	**55**
Affiliated companies:			
Investments (including equity in earnings of affiliated companies)	28,903	**29,931**	**256**
Advances	400	**—**	**—**
	29,303	**29,931**	**256**
	¥37,616	**¥36,394**	**$311**

8. SECURITIES

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2005 and 2006, were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2005			**2006**			**2006**		
	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference
Of which market value exceeds the amount on balance sheet:									
Government, Municipal bonds, etc.	¥305	¥306	¥1	**¥ 25**	**¥ 25**	**¥ 0**	**$0**	**$0**	**$ 0**
Of which market value does not exceed the amount on balance sheet:									
Government, Municipal bonds, etc	30	30	(0)	**293**	**290**	**(3)**	**3**	**3**	**(0)**
Total	¥335	¥336	¥1	**¥318**	**¥315**	**¥(3)**	**$3**	**$3**	**$(0)**

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2005 and 2006, were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2005			**2006**			**2006**		
	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference
Of which amount on balance sheet exceeds the acquisition cost:									
Equity shares	¥48,318	¥102,383	¥54,065	**¥66,369**	**¥196,966**	**¥130,597**	**$567**	**$1,683**	**$1,116**
Debt securities	1,723	1,775	52	**154**	**171**	**17**	**2**	**2**	**0**
Of which amount on balance sheet does not exceed the acquisition cost:									
Equity shares	3,539	3,463	(76)	**10**	**7**	**(3)**	**0**	**0**	**(0)**
Debt securities	11	10	(1)	**227**	**223**	**(4)**	**2**	**2**	**(0)**
Total	¥53,591	¥107,631	¥54,040	**¥66,760**	**¥197,367**	**¥130,607**	**$571**	**$1,687**	**$1,116**

Available-for-sale securities sold during the year ended March 31, 2005 amounted to ¥41,252 million. Within other income (expenses) on the consolidated statements of income for the years ended March 31, 2005, gains on sales of available-for-sale securities amounted to ¥39,101 million and were included in gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥116 million and were included in other, net.

In the year ended March 31, 2006, gains and losses on the sale of available-for-sale securities were immaterial.

The major components of available-for-sale securities without market value at March 31, 2005 and 2006, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Available-for-sale securities without market value:			
Unlisted equity securities	¥11,183	**¥10,988**	**$94**
Investments in special purpose company	1,305	**2,013**	**17**
Preferred equity securities	1,000	**999**	**9**

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2006, were as follows:

	Millions of Yen				Millions of U.S. Dollars			
	2006				**2006**			
	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	More than 10 Years	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	More than 10 Years
Debt securities	**¥2**	**¥691**	**¥6**	**¥10**	**$0**	**$6**	**$0**	**$0**
Total	**¥2**	**¥691**	**¥6**	**¥10**	**$0**	**$6**	**$0**	**$0**

9. PLEDGED ASSETS

At March 31, 2005 and 2006, buildings and fixtures with net book value of ¥37,821 million and ¥36,308 million ($310 million) and other assets with net book value of ¥505 million and ¥816 million ($7 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥5,359 million and ¥5,304 million ($45 million), at the respective dates.

In addition, at March 31, 2005 and 2006, buildings and fixtures with net book value of ¥56,056 million and ¥52,813 million ($451 million) and other assets with net book value of ¥9,115 million and ¥7,982 million ($68 million), respectively, were pledged as collateral for long-term liabilities incurred for purchase of the Tokyo Monorail facilities amounting to ¥16,035 million and ¥13,110 million ($112 million) at March 31, 2005 and 2006, respectively (See note 12).

10. IMPAIRMENT LOSSES ON FIXED ASSETS

In adherence with management accounting classifications, the Companies generally categorize assets according to operations or properties. For railway business assets, the Companies treat railway lines as a single asset group because the railway network generates cash flow as a whole. Also, the Companies separately categorize assets that are slated to be disposed of (such as employee housing) or idle.

As of fiscal 2005, for 169 such assets, mainly composed of assets that are slated to be disposed of (such as employee housing) or idle, for which significant gaps had developed between book values and fair values due to the continuing decline in land prices, the book values were lowered to recoverable amounts according to the Accounting Standards for Impairment of Fixed Assets. As a result, the Companies recorded ¥46,355 million losses on impairment of fixed assets in the year ended March 31, 2005.

Area	Asset status	Asset type	Impairment loss
Tokyo and surrounding areas	135 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥42,441 million
Other areas	34 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥3,914 million

Regional breakdown of impairment loss
Tokyo and surrounding areas: ¥42,441 million (land, ¥38,268 million; buildings and fixtures, ¥3,938 million; other, ¥235 million)
Other areas: ¥3,914 million (land, ¥2,498 million; buildings and fixtures. ¥1,386 million; other, ¥30 million)

The Companies determine recoverable amounts for the above asset groups by measuring the net selling prices or Values in use.

Net selling prices used to measure recoverable amounts reasonably reflect assessed values of fixed assets or evaluations based on real estate appraisal benchmarks. Values in use for the measurement of recoverable amounts are based on the present values of expected cash flows with the discount rate of 5.0%. In the year ended March 31, 2006, impairment losses on fixed assets were immaterial.

11. LONG-TERM DEBT

Long-term debt at March 31, 2005 and 2006, is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
General Mortgage Bonds issued in 1996 to 2001 with interest rates ranging from 1.70% to 3.95% due in 2009 to 2021	¥ 559,900	**¥ 559,900**	**$ 4,785**
Unsecured Bonds issued in 2002 to 2005 with interest rates ranging from 0.39% to 2.53% due in 2008 to 2033	446,000	**556,000**	**4,752**
Secured Loans due in 2006 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 4.70% to 5.80%	4,739	**4,514**	**39**
Unsecured Loans due in 2006 to 2021 principally from banks and insurance companies with interest rates mainly ranging from 1.045% to 3.15%	841,656	**789,437**	**6,747**
7.25% Euro U.S. dollar bonds due in 2006	87,960	**—**	**—**
4.50% pound bonds due in 2036	—	**50,360**	**430**
	1,940,255	**1,960,211**	**16,753**
Less current portion	158,453	**115,652**	**988**
	¥1,781,802	**¥1,844,559**	**$15,765**

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 7.25% Euro U.S. dollar bonds in the amount of $800 million were issued in October 1996. The 4.50% pound bonds in the amount of ¥50,360 million ($430 million/£250 million) were issued in January 2006. These bonds have been hedged by a foreign currency swap contract with a bank.

Seeking to mitigate future interest burden, the Company concluded debt assumption agreements on October 27, 2004. Details of affected bonds are (1) Issue: Straight bonds, second issue, East Japan Railway Company; (2) Issue date: March 6, 1995; (3) Coupon: 4.90%; (4) Maturity date: February 25, 2015; and (5) Nominal amounts; ¥70,000 million. And the Company concluded debt assumption agreements on August 22, 2005. Details of affected bonds are (1) Issue: 7.25% Euro U.S. dollar bonds; (2) Issue date: October 11, 1996; (3) Coupon: 7.25%; (4) Maturity date: October 11, 2006; and (5) Nominal amounts; $800 million (¥87,960 million).

In fiscal 2005 and 2006, the Company recorded ¥24,003 million and ¥3,409 million ($29 million) losses for redemption of bonds.

The annual maturities of long-term debt at March 31, 2006, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	¥115,652	$ 988
2008	241,433	2,064
2009	234,865	2,007
2010	208,154	1,779
2011	189,636	1,621
2012 and thereafter	970,471	8,294

12. LONG-TERM LIABILITIES INCURRED FOR PURCHASE OF RAILWAY FACILITIES

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from the Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051. In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities. In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million payable to Japan Railway Construction Public Corporation.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2005 and 2006, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities:			
Payable semiannually including interest at a rate currently approximating 4.37% through 2017	¥1,079,216	**¥ 959,732**	**$ 8,203**
Payable semiannually including interest at 6.35% through 2017	422,816	**398,405**	**3,405**
Payable semiannually including interest at 6.55% through 2051	355,701	**354,456**	**3,030**
	1,857,733	**1,712,593**	**14,638**
The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities:			
Payable semiannually at an average rate currently approximating 0.57% through 2022	19,059	**17,954**	**153**
The long-term liability incurred for purchase of the Tokyo Monorail facilities:			
Payable semiannually at an average rate currently approximating 3.02% through 2029	16,035	**13,110**	**112**
	1,892,827	**1,743,657**	**14,903**
Less current portion:			
The Tohoku and Joetsu Shinkansen purchase liability	145,742	**139,419**	**1,192**
The Akita hybrid Shinkansen purchase liability	1,068	**1,059**	**9**
Tokyo Monorail purchase liability	802	**733**	**6**
	147,612	**141,211**	**1,207**
	¥1,745,215	**¥1,602,446**	**$13,696**

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2006, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	¥ 141,211	$ 1,207
2008	100,216	857
2009	105,145	899
2010	110,333	943
2011	115,796	990
2012 and thereafter	1,170,956	10,007

13. CONSUMPTION TAX

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

14. INCOME TAXES

The major components of deferred income taxes and deferred tax liabilities at March 31, 2005 and 2006, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Deferred income taxes:			
Employees' severance and retirement benefits	¥220,865	**¥241,696**	**$2,066**
Reserves for bonuses	32,218	**30,827**	**263**
Losses on impairment of fixed assets	15,706	**14,352**	**123**
Excess depreciation and amortization of fixed assets	7,256	**8,786**	**75**
Environmental conservation cost	—	**7,452**	**64**
Devaluation losses on real estate for sale	6,944	**6,288**	**54**
Devaluation losses on fixed assets	5,539	**5,467**	**47**
Accrued enterprise tax	5,768	**5,182**	**44**
Other	39,161	**32,565**	**278**
	333,457	**352,615**	**3,014**
Less valuation allowance	(15,753)	**(18,077)**	**(155)**
Less amounts offset against deferred tax liabilities	(53,059)	**(84,719)**	**(724)**
Net deferred income taxes	¥264,645	**¥249,819**	**$2,135**
Deferred tax liabilities:			
Tax deferment for gain on transfers of certain fixed assets	¥ 26,600	**¥ 28,407**	**$ 243**
Net unrealized holding gains on securities	21,904	**52,867**	**452**
Valuation for assets and liabilities of consolidated subsidiaries	3,767	**3,636**	**31**
Other	2,649	**2,292**	**19**
	54,920	**87,202**	**745**
Less amounts offset against deferred income taxes	(53,059)	**(84,719)**	**(724)**
Net deferred tax liabilities	¥ 1,861	**¥ 2,483**	**$ 21**

Income taxes consist of corporation, enterprise and inhabitants taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was 41.8% and 40.5% for the years ended March 31, 2004 and 2005, respectively. After applying tax effect accounting, the actual effective income tax rate was 44.8% and 43.1% for the years ended March 31, 2004 and 2005, respectively. For the years ended March 31, 2004 and 2005, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

For the year ended March 31, 2006, the difference between the actual effective income tax rate after applying tax effect accounting and the aggregate standard effective tax rate was less than 5% of the aggregate standard effective tax rate. In view of its insignificant size, the difference is not discussed here.

	2004	2005
The aggregate standard effective tax rate	41.8%	40.5%
Adjustments:		
Non-deductible expenses for tax purposes	0.5	0.5
Per capita inhabitants tax	0.5	0.5
Tax credits	(1.0)	(1.0)
Increase in valuation allowance	0.9	2.3
Difference due to tax rate change	1.7	—
Other, net	0.4	0.3
The actual effective rate after applying tax effect accounting	44.8%	43.1%

Effective for the years commencing on April 1, 2004 or later, according to the revised Local Tax Law, income tax rates for enterprise taxes were reduced as a result of introducing the assessment by estimation on the basis of the size of business.

Based on the change of income tax rates, for calculation of deferred income taxes and deferred tax liabilities for temporary differences expected to be reversed and loss carry forwards to be utilized after March 31, 2004, the Companies used the revised aggregate standard effective tax rates for the year ended March 31, 2004.

15. EMPLOYEES' SEVERANCE AND RETIREMENT BENEFITS

As mentioned in Note 2, beginning with the year ended March 31, 2001, the Companies adopted the Japanese Accounting Standards for Retirement Benefits, under which the liabilities and expenses for employees' severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for employees' severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2005 and 2006, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Projected benefit obligation	¥(794,003)	**¥(754,950)**	**$(6,453)**
Plan assets	4,136	**4,685**	**40**
Unfunded projected benefit obligation	(789,867)	**(750,265)**	**(6,413)**
Unrecognized net transition obligation	245,135	**195,799**	**1,673**
Unrecognized actuarial differences	(70,549)	**(57,544)**	**(491)**
Unrecognized prior service costs	16,470	**14,365**	**123**
Book value (net)	(598,811)	**(597,645)**	**(5,108)**
Prepaid pension expense	(112)	**(144)**	**(1)**
Employees' severance and retirement benefits	¥(598,923)	**¥(597,789)**	**$(5,109)**

Employees' severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2004, 2005 and 2006, consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Service costs	¥ 40,218	¥ 38,663	**¥ 37,202**	**$318**
Interest costs	27,719	26,361	**23,214**	**198**
Expected return on plan assets	(80)	(103)	**(65)**	**(1)**
Amortization of net transition obligation	49,831	49,748	**48,971**	**419**
Amortization of actuarial differences	(971)	(2,022)	**(7,258)**	**(62)**
Amortization of prior service costs	2,177	3,094	**2,106**	**18**
Employees' severance and retirement benefit expenses	118,894	115,741	**104,170**	**890**
Loss on transfer to defined contribution pension plan	—	5,397	**—**	**—**
Total	¥118,894	¥121,138	**¥104,170**	**$890**

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years.

The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies were mainly 1.0% in the year ended March 31, 2004, mainly 2.0% in the year ended March 31, 2005, and mainly 2.0% in the year ended March 31, 2006.

16. CONTINGENT LIABILITIES

The Company is contingently liable for the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements. The outstanding amount contingently liable under such debt assumption agreements at March 31 2006 was ¥70,000 million ($598 million) by general bonds and ¥93,976 million ($800 million) by the 7.25% Euro U.S. dollar bonds.

17. SHAREHOLDERS' EQUITY

The Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. The legal earnings reserve or additional paid-in capital may be used to reduce a deficit by a resolution of the shareholders' meeting or may be capitalized by a resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of the shareholders' meeting. The legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Commercial Code of Japan. Appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period when the shareholders' approval has been obtained. Retained earnings at March 31, 2006 include amounts representing the year-end cash dividends and bonuses for directors and corporate auditors, which were approved at the shareholders' meeting held in June 2006 as discussed in Note 21.

The Commercial Code of Japan allows companies to repurchase treasury stock by a resolution of the Board of Directors in adherence with articles of incorporation or by a resolution of the shareholders' meeting and to dispose of such treasury stock by a resolution of the Board of Directors.

18. SEGMENT INFORMATION

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

	Millions of Yen					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2004:						
Operating revenues:						
Outside customers	¥1,798,132	¥366,438	¥175,180	¥202,547	¥ —	¥2,542,297
Inside group	52,552	9,605	7,235	273,805	(343,197)	—
	1,850,684	376,043	182,415	476,352	(343,197)	2,542,297
Costs and expenses	1,587,913	348,892	136,143	458,411	(340,482)	2,190,877
Operating income	¥ 262,771	¥ 27,151	¥ 46,272	¥ 17,941	¥ (2,715)	¥ 351,420
Identifiable assets	¥5,602,010	¥152,036	¥731,078	¥591,825	¥(295,257)	¥6,781,692
Depreciation	250,720	8,416	25,213	37,951	—	322,300
Capital investments	292,707	12,789	33,375	44,501	—	383,372
2005:						
Operating revenues:						
Outside customers	¥1,781,776	¥369,790	¥181,956	¥203,959	¥ —	¥2,537,481
Inside group	54,953	10,393	7,263	259,943	(332,552)	—
	1,836,729	380,183	189,219	463,902	(332,552)	2,537,481
Costs and expenses	1,571,100	353,804	139,406	446,416	(331,780)	2,178,946
Operating income	¥ 265,629	¥ 26,379	¥ 49,813	¥ 17,486	¥ (772)	¥ 358,535
Identifiable assets	¥5,550,567	¥161,572	¥729,981	¥619,793	¥(345,645)	¥6,716,268
Depreciation	244,620	8,474	25,377	39,486	—	317,957
Impairment losses on fixed assets	33,506	2,057	6,674	4,118	—	46,355
Capital investments	294,934	13,797	29,656	44,948	—	383,335
2006:						
Operating revenues:						
Outside customers	**¥1,805,406**	**¥383,904**	**¥190,466**	**¥212,617**	**¥ —**	**¥2,592,393**
Inside group	**56,380**	**11,803**	**7,761**	**277,435**	**(353,379)**	**—**
	1,861,786	**395,707**	**198,227**	**490,052**	**(353,379)**	**2,592,393**
Costs and expenses	**1,564,057**	**365,268**	**144,374**	**474,533**	**(351,939)**	**2,196,293**
Operating income	**¥ 297,729**	**¥ 30,439**	**¥ 53,853**	**¥ 15,519**	**¥ (1,440)**	**¥ 396,100**
Identifiable assets	**¥5,513,144**	**¥166,956**	**¥744,389**	**¥653,322**	**¥(256,227)**	**¥6,821,584**
Depreciation	**238,686**	**8,959**	**26,573**	**41,820**	**—**	**316,038**
Capital investments	**310,177**	**12,772**	**36,206**	**59,033**	**—**	**418,188**

	Millions of U.S. Dollars					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2006:						
Operating revenues:						
Outside customers	**$15,431**	**$3,281**	**$1,628**	**$1,817**	**$ —**	**$22,157**
Inside group	**482**	**101**	**66**	**2,372**	**(3,021)**	**—**
	15,913	**3,382**	**1,694**	**4,189**	**(3,021)**	**22,157**
Costs and expenses	**13,368**	**3,122**	**1,234**	**4,056**	**(3,008)**	**18,772**
Operating income	**$ 2,545**	**$ 260**	**$ 460**	**$ 133**	**$ (13)**	**$ 3,385**
Identifiable assets	**$47,121**	**$1,427**	**$6,362**	**$5,584**	**$(2,190)**	**$58,304**
Depreciation	**2,040**	**77**	**227**	**357**	**—**	**2,701**
Capital investments	**2,651**	**109**	**309**	**505**	**—**	**3,574**

The main activities of each business segment are as follows:

Transportation:

Passenger transportation mainly by passenger railway;

Station space utilization:

Retail sales, food and convenience stores, etc., which utilize space at stations;

Shopping centers & office buildings:

Operation of shopping centers other than Station Space Utilization business and leasing of office buildings, etc.; and

Other services:

Advertising and publicity, hotel operations, wholesale, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and non-current securities held by the Company.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

19. INFORMATION REGARDING CERTAIN LEASES

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2005 and 2006, amounted to ¥14,409 million and ¥12,872 million ($110 million), respectively. Lease income which was credited to income for the years ended March 31, 2005 and 2006 was ¥4,251 million and ¥4,541 million ($39 million), respectively.

Future lease payments inclusive of interest were ¥35,592 million and ¥33,699 million ($288 million), including due in one year of ¥11,594 million and ¥11,572 million ($99 million), and future lease receipts inclusive of interest were ¥13,850 million and ¥14,478 million ($124 million), including due in one year of ¥4,359 million and ¥4,365 million ($37 million), at March 31, 2005 and 2006, respectively.

Future lease payments for non-cancellable operating leases amount to ¥612 million, which were due within one year at March 31, 2005. In the year ended March 31, 2006, there were no cancellable operating leases.

20. INFORMATION FOR DERIVATIVE TRANSACTIONS

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

21. SUBSEQUENT EVENT

At the June 2006 annual meeting, the shareholders of the Company approved (1) the payment of a year-end cash dividend of ¥4,000 ($34) per share, aggregating ¥15,988 million ($137 million) and (2) the payment of bonuses to directors and corporate auditors of ¥242 million ($2 million).

On June 14, 2006, the Company issued the 4.875% pound bonds in the amount of ¥52,550 million ($449 million/£250 million), due June 14, 2034.

Independent Auditors' Report

KPMG

Independent Auditors' Report

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Japan Railway Company and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
As discussed in Note 2 to the consolidated financial statements, effective April 1, 2004, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 23, 2006

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.





Contents

JR East: Domestic and International Perspectives 76
JR East: Our Origins and Long-Term Goals 89
Consolidated Subsidiaries and Equity Method Affiliated Companies 92
Stock Information 95
Corporate Data/For Inquiries 96
Glossary 97

JR East: Domestic and International Perspectives

PEER GROUP COMPARISONS

In this section, several key performance indicators illustrate how JR East compares with selected well-known companies.

TOTAL STOCK MARKET VALUE (Millions of U.S. Dollars)

INTERNATIONAL


JR East 29,784
British Airways 6,991
Lufthansa 6,989
Union Pacific 21,330
FedEx 27,011
UPS 82,932
0 20,000 40,000 60,000 80,000 100,000

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

DOMESTIC


JR East 29,784
JAL 5,211
Tokyu 8,022
TEPCO 33,853
NTT 59,658
0 18,000 36,000 54,000 72,000

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

OPERATING REVENUES (Millions of U.S. Dollars)

INTERNATIONAL


JR East 22,157
British Airways 14,901
Lufthansa 22,039
Union Pacific 13,578
FedEx 29,363
UPS 42,581
0 12,000 24,000 36,000 48,000

DOMESTIC


JR East 22,157
JAL 18,798
Tokyu 11,868
TEPCO 44,919
NTT 91,805
0 20,000 40,000 60,000 80,000 100,000 120,000

NET INCOME (LOSS) (Millions of U.S. Dollars)

INTERNATIONAL


JR East 1,347
British Airways 817
Lufthansa 553
Union Pacific 1,026
FedEx 1,449
UPS 3,870
0 1,200 2,400 3,600 4,800

DOMESTIC


JR East 1,347
JAL -404
Tokyu 359
TEPCO 2,653
NTT 4,262
0 1,000 2,000 3,000 4,000 5,000

Year ended March 31, 2006 (Year ended December 31, 2005, for Lufthansa, Union Pacific, and UPS and year ended May 31, 2005, for FedEx)

Notes: 1. JAL...Japan Airlines Corporation; Tokyu...Tokyu Corporation; TEPCO...The Tokyo Electric Power Company, Incorporated; NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section have been based on consolidated figures from each company's annual report or financial press releases.
3. In June 2004, the name of Japan Airlines System Corporation (JALS), which was established as a holding company of Japan Airlines Company, Ltd., and Japan Air System Co., Ltd., in October 2002, changed to Japan Airlines Corporation (JAL).

CASH FLOWS FROM OPERATING ACTIVITIES (Millions of U.S. Dollars)

INTERNATIONAL


JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
3,827
2,343
2,386
2,595
3,117
5,793
0
1,600
3,200
4,800
6,400

Items used to compute cash flows from operating activities of British Airways are as follows: cash inflow from operating activities, dividends received from associates, returns on investments and servicing of finance, tax

DOMESTIC


JR East
JAL
Tokyu
TEPCO
NTT
3,827
863
1,375
7,997
27,717
0
8,000
16,000
24,000
32,000

RETURN ON AVERAGE EQUITY (ROE) (%)

INTERNATIONAL


JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
12.4
26.9
10.6
7.8
16.4
23.3
0
6
12
18
24
30

Average equity is the average of equity at the end of the previous and applicable fiscal years.

DOMESTIC


JR East
JAL
Tokyu
TEPCO
NTT
12.4
-27.6
18.9
11.8
7.4
0
6
12
18
24

Average equity is the average of equity at the end of the previous and applicable fiscal years.

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA) (%)

INTERNATIONAL


JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
5.9
5.9
3.9
5.1
12.5
18.0
0
5
10
15
20

Average assets is the average of assets at the end of the previous and applicable fiscal years.

DOMESTIC


JR East
JAL
Tokyu
TEPCO
NTT
5.9
-1.2
4.1
4.2
6.3
0
2
4
6
8

Average assets is the average of assets at the end of the previous and applicable fiscal years.

4. The exchange rate used is the rate for March 31, 2006 ($1=¥117, £1=$1.75, 1 Euro=$1.22).
5. Share prices at the close of the respective previous fiscal years and computed using the above exchange rates are $7,452.99 for JR East, $6.18 for British Airways, $15.26 for Lufthansa, $80.51 for Union Pacific, $89.42 for FedEx, $75.15 for UPS, $2.63 for JAL, $6.78 for Tokyu, $25.09 for TEPCO, and $4,316.24 for NTT.

INTERNATIONAL RAILWAY COMPARISONS

Japan's high reliance on railways due to the size of the economy and geographic characteristics affords railway companies an extremely large source of demand, especially in urban areas. JR East is Japan's largest railway company and one of the largest in the world as well.

Transportation Market

COMPOSITION BY TYPE OF TRANSPORTATION (Billions of Passenger Kilometers)



Japan 1,418.4
U.K. 793.1
Germany 1,062.7
France 877.3
Italy 893.0
U.S. 4,019.3
Railways
Motor Vehicles
Airlines
Ships
0
900
1,800
2,700
3,600
4,500

	Railways		Motor Vehicles						Airlines		Ships		Total	
			Buses		Cars		Total							
	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%
Japan	385.2	27.2%	86.3	6.1%	861.3	60.7%	947.6	66.8%	81.8	5.8%	3.8	0.2%	1,418.4	100.0%
U.K.	49.0	6.2%	47.0	5.9%	688.0	86.7%	735.0	92.7%	9.1	1.2%	N/A	N/A	793.1	100.0%
Germany	71.3	6.7%	75.8	7.1%	872.3	82.1%	948.1	89.2%	43.3	4.1%	N/A	N/A	1,062.7	100.0%
France	83.0	9.4%	42.8	4.9%	738.5	84.2%	781.3	89.1%	13.0	1.5%	N/A	N/A	877.3	100.0%
Italy	51.9	5.8%	94.0	10.5%	732.1	82.0%	826.1	92.5%	10.4	1.2%	4.6	0.5%	893.0	100.0%
U.S.	24.1	0.6%	67.6	1.7%	3,118.2	77.5%	3,185.8	79.2%	810.9	20.2%	N/A	N/A	4,019.3	100.0%

Respective figures are for the following years: Japan, year ended March 31, 2005; U.K., year ended March 31, 2004; Italy, year ended December 31, 2000; U.S., year ended December 31, 2001; France and Germany, year ended December 31, 2003.

Note: Railway figures for Japan include JR East passenger kilometers (125.2 billion, exclusive of Tokyo Monorail). For details, see page 87.

Sources: Japan: Ministry of Land, Infrastructure and Transport; U.K.: Transport Statistics Great Britain 2004; Germany: Verkehr in Zahlen 2004/2005; France: Homepage of Ministry for Infrastructure, Transport, Housing, Tourism, and the Sea of France (July 19, 2005); Italy: Conto Nazionale dei Trasporti Anno 2001; U.S.: Statistical Abstract of the United States 2004

RAILWAY LINE NETWORKS (Kilometers)



JR East 7,527
U.K. 16,652
Germany 35,996
France 29,269
Italy 15,965
U.S. 36,491
0
9,000
18,000
27,000
36,000
45,000

NUMBER OF PASSENGERS (Millions)



JR East 5,886
U.K. 1,014
Germany 1,682
France 879
Italy 498
U.S. 25
0
1,200
2,400
3,600
4,800
6,000
7,200

PASSENGER KILOMETERS (Millions)



JR East 125,752
U.K. 40,400
Germany 69,596
France 71,937
Italy 45,221
U.S. 9,141
0
30,000
60,000
90,000
120,000
150,000

REVENUES FROM RAILWAY OPERATIONS (Millions of U.S. Dollars)



JR East 15,721
U.K. 10,129
Germany 13,612
France 10,854
Italy 4,765
U.S. 1,125
0
3,000
6,000
9,000
12,000
15,000
18,000

NUMBER OF EMPLOYEES



JR East 57,975
U.K. n/a
Germany 249,251
France 174,755
Italy 101,946
U.S. 20,905
0
60,000
120,000
180,000
240,000
300,000

As of December 31, 2003, except for JR East and U.K. figures, which are as of March 31, 2004

Notes:
1. U.K.: Association of Train Operating Companies (Railway tracks are owned by Network Rail Ltd.); Germany: Deutsche Bahn AG; France: Société Nationale des Chemins de fer Français (SNCF) (Railway tracks are owned by Réseau Ferré de France (RFF)); Italy: Ferrovie dello Stato S.p.A.; U.S.: National Railroad Passenger Corporation (Amtrak)
2. Revenues from railway operations do not include freight and other service revenues.
3. Figures for JR East do not include Tokyo Monorail.
4. The exchange rate used is the rate for March 31, 2004 ($1=¥106, £1=$1.83, 1 Euro=$1.22).

Source: Statistiques Internationale des Chemins de Fer 2003, Union Internationale des Chemins de Fer

Fundamentals

GROSS DOMESTIC PRODUCT (Billions of U.S. Dollars)

2005



Japan
U.K.
Germany
France
Italy
U.S.
4,644
2,199
2,793
2,107
1,763
12,429
0
3,000
6,000
9,000
12,000
15,000

	2001	2002	2003	2004	2005
Japan	4,147	3,945	4,291	4,665	4,644
U.K.	1,424	1,556	1,775	2,115	2,199
Germany	1,846	1,984	2,386	2,687	2,793
France	1,303	1,418	1,732	1,997	2,107
Italy	1,089	1,184	1,455	1,671	1,763
U.S.	10,143	10,366	10,857	11,665	12,429

Source: Annual OECD National Accounts publications

POPULATION (Millions)

2005



Japan
U.K.
Germany
France
Italy
U.S.
127.8
59.7
82.7
60.5
58.1
298.2
0
70
140
210
280
350

	2001	2002	2003	2004	2005
Japan	127.3	127.4	127.6	127.7	127.8
U.K.	59.5	59.7	59.3	59.4	59.7
Germany	82.4	82.0	82.5	82.5	82.7
France	59.2	59.7	60.1	60.4	60.5
Italy	57.9	57.4	57.4	57.3	58.1
U.S.	284.8	288.5	294.0	297.0	298.2

Sources: Japan: Current Population Estimates, Ministry of Internal Affairs and Communications
Other countries: United Nations data

POPULATION DENSITY (Per Square Kilometer)

2005



Japan
U.K.
Germany
France
Italy
U.S.
338
1,610
246
274
232
342
110
151
193
257
31
48
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800

Population per Square Kilometer of Total National Land Area — Population per Square Kilometer of Habitable Land Area

	2001		2002		2003		2004		2005	
	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area
Japan	337	1,597	337	1,598	338	1,605	338	1,606	338	1,610
U.K.	245	274	246	275	244	273	244	274	246	274
Germany	231	330	230	328	231	341	231	341	232	342
France	107	148	108	149	109	150	109	151	110	151
Italy	192	256	191	254	191	254	190	254	193	257
U.S.	30	46	31	47	31	47	31	48	31	48

Note: JR East calculated these figures by using the following data and definition of each country's habitable land area.

Population — Japan: Current Population Estimates, Ministry of Internal Affairs and Communications
Other countries: United Nations data

Habitable land area — Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
Total area minus forests and woodland, barren land, area under inland water bodies, and other
Other countries: The FAOSTAT Database Land Use
Land area (2003) minus forests and woodland (1994)

RAILWAY OPERATIONS IN JAPAN

Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.

Share of Domestic Transportation

NUMBER OF PASSENGERS


2005
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2001		2002		2003		2004		2005	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,862	6.9%	5,846	6.8%	5,850	6.7%	5,886	6.7%	5,862	6.7%
	Other Railways	15,785	18.7%	15,874	18.3%	15,711	18.0%	15,872	18.1%	15,824	18.0%
Motor Vehicles		62,841	74.2%	64,590	74.7%	65,481	75.1%	65,933	75.0%	65,991	75.1%
Airlines		93	0.1%	95	0.1%	96	0.1%	96	0.1%	94	0.1%
Ships		110	0.1%	111	0.1%	109	0.1%	107	0.1%	101	0.1%
Total		84,691	100.0%	86,516	100.0%	87,247	100.0%	87,894	100.0%	87,872	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

PASSENGER KILOMETERS


2005
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2001		2002		2003		2004		2005	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	125,344	8.8%	124,916	8.8%	125,176	8.8%	125,752	8.8%	125,172	8.8%
	Other Railways	259,097	18.3%	260,505	18.3%	257,060	18.0%	259,206	18.2%	259,991	18.3%
Motor Vehicles		951,253	67.0%	954,292	66.9%	955,413	67.0%	954,186	66.9%	947,563	66.8%
Airlines		79,698	5.6%	81,459	5.7%	83,949	5.9%	83,311	5.8%	81,786	5.8%
Ships		4,304	0.3%	4,007	0.3%	3,893	0.3%	4,024	0.3%	3,869	0.3%
Total		1,419,696	100.0%	1,425,179	100.0%	1,425,491	100.0%	1,426,479	100.0%	1,418,381	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport
Note: Figures for JR East on this page do not include Tokyo Monorail.

SHARE OF DOMESTIC RAILWAYS

PASSENGER LINE NETWORK



As of March 31, 2004	km	%
JR East	7,526.8	27.2%
JR Central	1,977.8	7.2%
JR West	5,032.1	18.2%
Other JR Companies	5,476.8	19.8%
Other Railways	7,639.6	27.6%
Total	27,653.1	100.0%

NUMBER OF PASSENGERS



Year ended March 31, 2004	Millions	%
JR East	5,886	26.9%
JR Central	496	2.3%
JR West	1,789	8.2%
Other JR Companies	482	2.2%
Other Railways	13,188	60.4%
Total	21,841	100.0%

PASSENGER KILOMETERS



Year ended March 31, 2004	Millions	%
JR East	125,752	32.7%
JR Central	49,273	12.8%
JR West	52,142	13.6%
Other JR Companies	13,029	3.4%
Other Railways	143,852	37.5%
Total	384,048	100.0%

REVENUES FROM PASSENGER TICKETS



Year ended March 31, 2004	Billions of Yen	%
JR East	1,666	28.5%
JR Central	1,063	18.2%
JR West	750	12.8%
Other JR Companies	212	3.6%
Other Railways	2,157	36.9%
Total	5,848	100.0%

ROLLING STOCK KILOMETERS



Year ended March 31, 2004	Millions	%
JR East	2,213	28.0%
JR Central	948	12.0%
JR West	1,241	15.7%
Other JR Companies	485	6.1%
Other Railways	3,031	38.2%
Total	7,918	100.0%

● JR East ○ JR Central ○ JR West ● Other JR Companies ○ Other Railways

Notes: 1. Figures for passenger line network do not include freight traffic.
2. Figures for rolling stock kilometers do not include locomotives and freight cars.
3. Figures for Tokyo Monorail are included in Other Railways.
Source: Statistics of Railways 2003, Ministry of Land, Infrastructure and Transport

FINANCIAL OVERVIEW OF JR PASSENGER RAILWAY COMPANIES

JR East accounts for about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

OPERATING REVENUES (Billions of Yen)

2006


JR East
JR Central
JR West
2,592.4
1,467.7
1,240.1
0
500
1,000
1,500
2,000
2,500
3,000

(Millions of Yen)

Years ended March 31,	2004	2005	2006
JR East	2,542,297	2,537,481	2,592,393
JR Central	1,384,055	1,409,497	1,467,650
JR West	1,215,735	1,220,847	1,240,098

2005


JR East
JR Central
JR West
2,537.5
1,409.5
1,220.8
0
500
1,000
1,500
2,000
2,500
3,000

2004


JR East
JR Central
JR West
2,542.3
1,384.1
1,215.7
0
500
1,000
1,500
2,000
2,500
3,000

NET INCOME (Billions of Yen)

2006


JR East
JR Central
JR West
157.6
122.4
46.5
0
30
60
90
120
150
180

(Millions of Yen)

Years ended March 31,	2004	2005	2006
JR East	119,866	111,592	157,574
JR Central	72,278	96,087	122,437
JR West	47,016	58,996	46,525

2005


JR East
JR Central
JR West
111.6
96.1
59.0
0
30
60
90
120
150

2004


JR East
JR Central
JR West
119.9
72.3
47.0
0
30
60
90
120
150

CASH FLOWS FROM OPERATING ACTIVITIES (Billions of Yen)

2006


JR East
JR Central
JR West
447.7
477.9
164.1
0
150
300
450
600

(Millions of Yen)

Years ended March 31,	2004	2005	2006
JR East	387,061	407,737	447,722
JR Central	369,981	422,743	477,901
JR West	140,229	142,970	164,080

2005


JR East
JR Central
JR West
407.7
422.7
143.0
0
100
200
300
400
500

2004


JR East
JR Central
JR West
387.1
370.0
140.2
0
100
200
300
400
500

RETURN ON AVERAGE EQUITY (ROE) (%)

2006


JR East
12.4
JR Central
13.4
JR West
8.5
0
3
6
9
12
15

Years ended March 31,	2004	2005	2006
JR East	11.5%	9.8%	12.4%
JR Central	9.9%	11.9%	13.4%
JR West	10.2%	11.8%	8.5%

Note: Average equity is the average of equity at the end of the previous and applicable fiscal years.

2005


JR East
9.8
JR Central
11.9
JR West
11.8
0
3
6
9
12
15

2004


JR East
11.5
JR Central
9.9
JR West
10.2
0
3
6
9
12
15

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA) (%)

2006


JR East
5.9
JR Central
7.6
JR West
5.7
0
2
4
6
8

Years ended March 31,	2004	2005	2006
JR East	5.2%	5.3%	5.9%
JR Central	6.2%	6.5%	7.6%
JR West	5.2%	5.6%	5.7%

Note: Average assets is the average of assets at the end of the previous and applicable fiscal years.

2005


JR East
5.3
JR Central
6.5
JR West
5.6
0
2
4
6
8

2004


JR East
5.2
JR Central
6.2
JR West
5.2
0
2
4
6
8

EARNINGS PER SHARE (Yen)

2006


JR East
39,370
JR Central
54,561
JR West
23,282
0
16,000
32,000
48,000
64,000

2005


JR East
27,868
JR Central
42,807
JR West
29,463
0
10,000
20,000
30,000
40,000
50,000

2004


JR East
29,928
JR Central
32,173
JR West
23,423
0
10,000
20,000
30,000
40,000
50,000

OPERATING CASH FLOW PER SHARE (Yen)

2006


JR East
112,035
JR Central
213,541
JR West
82,076
0
50,000
100,000
150,000
200,000
250,000

2005


JR East
102,026
JR Central
188,889
JR West
71,517
0
40,000
80,000
120,000
160,000
200,000
240,000

2004


JR East
96,784
JR Central
165,314
JR West
70,146
0
40,000
80,000
120,000
160,000
200,000
240,000

Note: Data in this section have been calculated by JR East based on figures in JR Central and JR West financial press releases.

RAILWAY OPERATIONS IN TOKYO

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo area, where railways account for 50% of all transportation. With an immense population, the Tokyo area is sure to generate a large amount of demand for transportation services.

Transportation in the Tokyo Area

NUMBER OF PASSENGERS


2005
JR East
Other Railways
Motor Vehicles
Airlines and Ships

Years ended March 31		2001		2002		2003		2004		2005	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,281	20.5%	5,275	19.9%	5,297	19.9%	5,339	20.2%	5,322	20.1%
	Other Railways	7,774	30.2%	7,945	29.9%	7,955	29.9%	8,075	30.5%	8,093	30.5%
Motor Vehicles		12,658	49.2%	13,299	50.1%	13,287	50.0%	12,986	49.1%	13,081	49.3%
Airlines and Ships		36	0.1%	37	0.1%	37	0.2%	39	0.2%	39	0.1%
Total		25,749	100.0%	26,556	100.0%	26,576	100.0%	26,439	100.0%	26,535	100.0%

Notes: 1. JR East figures include data from the bordering lines of JR Central and do not include Tokyo Monorail.
2. Statistics are based on surveys that used borders that do not strictly correspond with JR East's Tokyo Metropolitan Area Network.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

MAJOR RAILWAYS IN THE TOKYO AREA

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Billions of Yen	%
JR East	1,106.1	42.9%	76,695	48.2%	845.4	44.0%
Tobu Railway	463.3	17.9%	12,667	8.0%	142.1	7.4%
Tokyo Metro	183.2	7.1%	16,356	10.3%	270.0	14.0%
Seibu Railway	176.6	6.8%	8,669	5.4%	93.9	4.9%
Toei (Tokyo Metropolitan Government)	121.5	4.7%	5,270	3.3%	112.6	5.9%
Odakyu Electric Railway	120.5	4.7%	10,528	6.6%	108.0	5.6%
Keisei Electric Railway	102.4	4.0%	3,508	2.2%	49.5	2.6%
Tokyu Corporation	100.1	3.9%	9,469	6.0%	120.0	6.2%
Keihin Electric Express Railway	87.0	3.3%	6,220	3.9%	73.5	3.8%
Keio Electric Railway	84.7	3.3%	7,186	4.5%	76.3	4.0%
Sagami Railway	35.9	1.4%	2,604	1.6%	31.5	1.6%
Total	2,581.3	100.0%	159,172	100.0%	1,922.8	100.0%

PASSENGER LINE NETWORK* (Kilometers)


JR East 1,106.1
Tobu 463.3
Tokyo Metro 183.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 100.1
Keihin 87.0
Keio 84.7
Sagami 35.9
0
500
1,000
1,500

PASSENGER KILOMETERS** (Millions)


JR East 76,695
Tobu 12,667
Tokyo Metro 16,356
Seibu 8,669
Toei 5,270
Odakyu 10,528
Keisei 3,508
Tokyu 9,469
Keihin 6,220
Keio 7,186
Sagami 2,604
0
50,000
100,000

REVENUES FROM PASSENGER TICKETS** (Billions of Yen)


JR East 845.4
Tobu 142.1
Tokyo Metro 270.0
Seibu 93.9
Toei 112.6
Odakyu 108.0
Keisei 49.5
Tokyu 120.0
Keihin 73.5
Keio 76.3
Sagami 31.5
0
400
800
1,200

* As of March 31, 2005
** For the year ended March 31, 2005
Notes: 1. Figures do not include freight lines.
2. Data used for JR East are data of Tokyo Metropolitan Area Network and do not include Tokyo Monorail.
3. Teito Rapid Transit Authority was privatized on April 1, 2004, to form Tokyo Metro.

Sources: 1. Toei (Tokyo Metropolitan Government): figures from the Homepage of the transportation bureau of Tokyo Metropolitan Government. Passenger kilometers are from Statistics of Railways 2003, Ministry of Land, Infrastructure and Transport.
2. Other: Homepage of the Association of Japanese Private Railways. Revenues from passenger tickets are based on figures from the financial press releases of each company.

Fundamentals

NET DOMESTIC PRODUCT


2004
● Tokyo Area
○ Other

Years ended March 31	2000		2001		2002		2003		2004	
	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%
Tokyo Area	116,812	30.6%	116,537	30.5%	112,652	30.6%	111,392	30.5%	111,797	30.6%
Other	264,727	69.4%	266,117	69.5%	255,605	69.4%	253,437	69.5%	253,607	69.4%
Total	381,539	100.0%	382,654	100.0%	368,257	100.0%	364,829	100.0%	365,404	100.0%

Source: Annual Report on Prefectural Economies, Cabinet Office

POPULATION


2005
● Tokyo Area
○ Other

As of October 1	2001		2002		2003		2004		2005	
	Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Tokyo Area	33.7	26.5%	33.8	26.5%	34.1	26.7%	34.2	26.8%	34.5	27.0%
Other	93.6	73.5%	93.6	73.5%	93.5	73.3%	93.5	73.2%	93.3	73.0%
Total	127.3	100.0%	127.4	100.0%	127.6	100.0%	127.7	100.0%	127.8	100.0%

Source: Current Population Estimates, Ministry of Internal Affairs and Communications

POPULATION DENSITY (Per Square Kilometer)

2005


Tokyo Area
2,595
Other
256
National Average
338
0
500
1,000
1,500
2,000
2,500
3,000

As of October 1	2001	2002	2003	2004	2005
Tokyo Area	2,534	2,548	2,564	2,575	2,595
Other	257	257	257	256	256
Total	337	337	338	338	338

Note: JR East calculated these figures by using data from the following sources:
Current Population Estimates, Ministry of Internal Affairs and Communications; statistics from Geographical Survey Institute

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating area segments.

ANALYSIS OF JR EAST'S RAILWAY OPERATIONS

Tokyo Metropolitan Area Network generates about half of the Company's railway revenues. Commuter-pass travel accounts for about one third of JR East's revenues.

COMPOSITION BY OPERATING AREA

PASSENGER LINE NETWORK | PASSENGER KILOMETERS | REVENUES FROM PASSENGER TICKETS


● Shinkansen Network
○ Tokyo Metropolitan Area Network
○ Intercity and Regional Networks

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Millions of Yen	%
Shinkansen Network	1,052.9	14.0%	18,874	14.9%	472,177	28.2%
Tokyo Metropolitan Area Network	1,106.1	14.7%	77,176	61.2%	857,823	51.1%
Intercity and Regional Networks	5,367.8	71.3%	30,092	23.9%	347,858	20.7%
Total	7,526.8	100.0%	126,142	100.0%	1,677,858	100.0%

* As of March 31, 2006 ** Year ended March 31, 2006

Notes: 1. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Figures do not include Tokyo Monorail.

COMPOSITION OF COMMUTER PASSES—OVERALL

NUMBER OF PASSENGERS | PASSENGER KILOMETERS | REVENUES FROM PASSENGER TICKETS


● Commuter Passes
○ Other

	Number of Passengers		Passenger Kilometers		Revenues from Passenger Tickets	
	Millions	%	Millions	%	Millions of Yen	%
Commuter Passes	3,687	62.4%	72,421	57.4%	484,201	28.9%
Other	2,224	37.6%	53,721	42.6%	1,193,657	71.1%
Total	5,911	100.0%	126,142	100.0%	1,677,858	100.0%

COMPOSITION OF COMMUTER PASSES—BY PASSENGER KILOMETERS

SHINKANSEN NETWORK | TOKYO METROPOLITAN AREA NETWORK | INTERCITY AND REGIONAL NETWORKS


● Commuter Passes ○ Other

	Total	Commuter Passes	
	Millions	Millions	%
Shinkansen Network	18,874	1,628	8.6%
Tokyo Metropolitan Area Network	77,176	51,799	67.1%
Intercity and Regional Networks	30,092	18,994	63.1%
Total	126,142	72,421	57.4%

COMPOSITION OF COMMUTER PASSES—BY REVENUES FROM PASSENGER TICKETS

SHINKANSEN NETWORK | TOKYO METROPOLITAN AREA NETWORK | INTERCITY AND REGIONAL NETWORKS


● Commuter Passes ○ Other

	Total	Commuter Passes	
	Millions	Millions	%
Shinkansen Network	472,177	22,331	4.7%
Tokyo Metropolitan Area Network	857,723	343,963	40.1%
Intercity and Regional Networks	347,858	117,907	33.9%
Total	1,677,858	484,201	28.9%

Notes: 1. Percentages represent passenger kilometers and revenue from passenger tickets attributable to commuter passes for each segment.
2. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
3. Figures do not include Tokyo Monorail.

PASSENGER KILOMETERS (Millions)

Years ended March 31			2004	2005	2006	2006/2005
Shinkansen Network		Commuter Passes	1,567	1,610	1,628	101.1%
		Other	17,180	16,781	17,246	102.8%
		Total	18,747	18,391	18,874	102.6%
Conventional Lines		Commuter Passes	70,577	70,583	70,793	100.3%
		Other	36,428	36,198	36,475	100.8%
		Total	107,005	106,781	107,268	100.5%
	Tokyo Metropolitan Area Network	Commuter Passes	51,602	51,615	51,799	100.4%
		Other	25,122	25,080	25,377	101.2%
		Total	76,724	76,695	77,176	100.6%
	Intercity and Regional Network	Commuter Passes	18,975	18,968	18,994	100.1%
		Other	11,306	11,118	11,098	99.8%
		Total	30,281	30,086	30,092	100.0%
Total		Commuter Passes	72,144	72,193	72,421	100.3%
		Other	53,608	52,979	53,721	101.4%
		Total	125,752	125,172	126,142	100.8%

REVENUES FROM PASSENGER TICKETS (Millions of Yen)

Years ended March 31			2004	2005	2006	2006/2005
Shinkansen Network		Commuter Passes	21,481	22,083	22,331	101.1%
		Other	444,571	438,460	449,846	102.6%
		Total	466,052	460,543	472,177	102.5%
Conventional Lines		Commuter Passes	461,224	460,499	461,870	100.3%
		Other	739,166	731,933	743,811	101.6%
			1,200,390	1,192,432	1,205,681	101.1%
	Tokyo Metropolitan Area Network	Commuter Passes	343,253	342,810	343,963	100.3%
		Other	504,392	502,549	513,860	102.3%
		Total	847,645	845,359	857,823	101.5%
	Intercity and Regional Network	Commuter Passes	117,971	117,689	117,907	100.2%
		Other	234,774	229,384	229,951	100.2%
		Total	352,745	347,073	347,858	100.2%
Total		Commuter Passes	482,705	482,582	484,201	100.3%
		Other	1,183,737	1,170,393	1,193,657	102.0%
		Total	1,666,442	1,652,975	1,677,858	101.5%

Notes: 1. Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks
3. Figures do not include Tokyo Monorail.

ELECTRIC POWER

JR East generates more than one-half of the electricity it uses.



● Independent
○ Purchased

Year ended March 31, 2006	Billions of kWh	%
Thermal Generation	2.67	42.8%
Hydroelectric Generation	0.82	13.1%
Independent	3.49	55.9%
Purchased	2.75	44.1%
Total	6.24	100.0%

NON-TRANSPORTATION BUSINESSES

JR East owns many stations with high potential that are used by numerous customers. JR East is carrying out its non-transportation businesses utilizing these stations to enhance customer convenience and comfort and to raise profitability.

NUMBER OF BUSY STATIONS (Number of Stations)


JR East
86
JR Central
4
JR West
12
Tokyu
16
0
20
40
60
80
100
More than 200,000 Passengers per Day
More than 100,000 Passengers per Day

	More than 100,000 Passengers per Day	More than 200,000 Passengers per Day
JR East	86	32
JR Central	4	1
JR West	12	6
Tokyu	16	2

Year ended March 31, 2005
Data based on figures from JR Central, JR West, and Tokyu Corporation
Note: The numbers of station users at stations of JR East, JR Central, and JR West represent twice the number of passengers embarking.

COMPOSITION OF MAJOR DEPARTMENT STORES, RETAIL SALES, AND CONVENIENCE STORES (Billions of Yen)


JR East
383.9
Takashimaya
928.2
7-Eleven Japan
2,498.8
Tokyu Store
258.9
JR West
203.9
0
500
1,000
1,500
2,000
2,500
3,000

Takashimaya = Takashimaya Company, Limited
7-Eleven Japan = Seven-Eleven Japan Co., Ltd.
Tokyu Store = Tokyu Store Chain Co., Ltd.
Year ended March 31, 2006 (Year ended February 28, 2006, for Takashimaya, 7-Eleven Japan, and Tokyu Store)
Data have been based on figures from the financial press releases of each company.

(Millions of Yen)

	Operating Revenues
JR East	383,904
Takashimaya	928,182
7-Eleven Japan	2,498,754
Tokyu Store	258,874
JR West	203,942

The following figures are used as operating revenues:
JR East: Station space utilization, segment revenues from outside customers
Takashimaya: Department store business, segment revenues from outside customers
7-Eleven Japan: Total store sales (nonconsolidated)
Tokyu Store: Consolidated operating revenues
JR West: Sales of goods and food services business, segment revenues from third parties

COMPARISON OF REAL ESTATE LEASING TO RETAILERS AND OTHER TENANTS (Billions of Yen)


JR East
190.5
Mitsui
279.0
Tokyu
119.1
JR West
62.9
0
80
160
240
320

Mitsui = Mitsui Fudosan Co., Ltd.
Tokyu = Tokyu Corporation
Year ended March 31, 2006
Data have been based on figures from the financial press releases of each company.

(Millions of Yen)

	Operating Revenues
JR East	190,466
Mitsui	279,037
Tokyu	119,125
JR West	62,884

The following figures are used as operating revenues:
JR East: Shopping centers & office buildings, segment revenues from outside customers
Mitsui: Office buildings and commercial facilities revenues in leasing segment, outside customers
Tokyu: Real estate business, segment revenue from outside customers
JR West: Real estate business, segment revenues from third parties

DOMESTIC HOTEL CHAIN RANKING BY GUEST ROOMS (Number of Guest Rooms)


JR East
5,412
Prince
23,985
Washington
18,534
Toyoko Inn
18,083
JR West
2,536
0
5,000
10,000
15,000
20,000
25,000
30,000

	Guest Rooms
JR East Hotel Chain	5,412
Prince Hotels	23,985
Washington Group Hotels	18,534
Toyoko Inn Hotel Chain	18,083
JR West Hotels	2,536

As of December 31, 2004 for Prince, Washington, Toyoko Inn, and JR West (As of March 31, 2006, for JR EAST)
Data based on Japan Hotel Almanac 2005 by Ohta Publications

JR East: Our Origins and Long-Term Goals

FROM COMPANY ESTABLISHMENT TO ACHIEVEMENT OF FULL PRIVATIZATION

JR East was incorporated as a joint stock corporation under Japanese law on April 1, 1987, as one of several successors to the railway operations of the Japanese National Railways (JNR). In 1949, as part of the postwar reorganization of Japan's national passenger and freight railway, JNR was established as an independent public entity that owned and operated the nationwide railway network. Despite Japan's economic growth following JNR's establishment, JNR experienced financial difficulties and an increasing debt burden, which rendered it effectively insolvent. In 1986, legislation was passed to restructure and eventually privatize JNR by transferring its railway operations and certain related assets and liabilities to the JR Companies*1.

The JR Passenger Companies*2 assumed the passenger railway operations of JNR in their respective geographic areas, other than those of the Tokaido and Sanyo Shinkansen lines, which involve the operation of railway facilities spanning the service areas of other JR Passenger Companies. JR Freight assumed JNR's nationwide cargo operations. Because JR Freight does not own railway lines other than lines used exclusively for freight operations, it pays track access charges to the JR Passenger Companies, including JR East.

Certain other businesses and related assets and liabilities were transferred to other JNR Successor Entities*3, including the Shinkansen Holding Corporation, as explained below. After that transfer, the remaining assets and liabilities of JNR became assets and liabilities of JNR Settlement Corporation (JNRSC). JNRSC was in turn dissolved in October 1998. Most of the liabilities of JNRSC were assumed by the national government or canceled, and its assets (including all shares of JR East then held) and certain of its liabilities were transferred to the Japan Railway Construction Public Corporation (JRCC). In connection with the dissolution of JNRSC, legislation was passed that required certain pension-related liabilities of JNRSC to be transferred to the JNR Successor Entities, including JR East (see "Disposition of Long-Term Liabilities of JNR").

SERVICE AREAS OF THE JR PASSENGER COMPANIES


JR Hokkaido
JR East
JR Central
JR West
JR Shikoku
JR Kyushu

*1 "JR Companies" collectively refers to JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

*2 "JR Passenger Companies" refers to the JR Companies other than JR Freight.

*3 "JNR Successor Entities" refers to entities that assumed JNR's railway and other operations on April 1, 1987, consisting of the JR Companies, the Shinkansen Holding Corporation, Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd., and the Railway Technical Research Institute.

A BRIEF HISTORY OF JR EAST

			Number of JR East shares held by government agency
April	1987	JR East was established upon the division and privatization of JNR.	4,000,000 (100.0%)
October	1993	The first public sale of shares held by JNRSC. Listed on the First Section of the Tokyo Stock Exchange and other exchanges in Japan.	1,500,000 (37.5%)
August	1999	The second public sale of shares held by JRCC, a successor of JNRSC.	500,000 (12.5%)
November	2000	JR East announced medium-term management plan—*New Frontier 21*.	
December	2001	The amendment to the JR Law took effect.	
June	2002	The third public sale of shares held by JRCC, and full privatization achieved.	0 (0.0%)
January	2005	JR East announced medium-term management plan—*New Frontier 2008*.	

In addition to the JR Companies, the restructuring of JNR resulted in the creation of the Shinkansen Holding Corporation to own and lease the facilities of the four then-existing Shinkansen lines, previously owned by JNR, to JR East, JR Central, and JR West. Although JR East initially leased the Tohoku and Joetsu Shinkansen lines from the Shinkansen Holding Corporation, on October 1, 1991, it purchased both lines pursuant to a long-term purchase arrangement. Subsequent to this purchase, the Shinkansen Holding Corporation was dissolved, and payments to be made by JR East in respect of its Shinkansen purchase liabilities are now made to the Japan Railway Construction, Transport and Technology Agency, the ultimate successor entity to the Shinkansen Holding Corporation.

Prior to December 1, 2001, all JR Companies were subject to the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law), and their business and management were under the supervision of the Minister of Land, Infrastructure and Transport. As of December 1, 2001, JR East, JR Central, and JR West were, on the whole, no longer subject to the provisions of that law (see page 47 for details).

Initially, all capital stock of each of the JR Companies, including JR East, was owned by JNRSC. In October 1993, JR East's common stock was listed on the Tokyo, Osaka, and Nagoya stock exchanges in conjunction with the sale by JNRSC of 2,500,000 shares, or 62.5%, of JR East's total outstanding common stock to the public in Japan. The proceeds from the sale of those shares were used by JNRSC to repay its long-term liabilities. Upon the dissolution of JNRSC in October 1998, its assets and liabilities, including 1,500,000 shares of JR East's common stock, were assumed by JRCC. JRCC sold 1,000,000 shares, or 25.0%, of JR East's common stock in August 1999 and all 500,000 remaining shares, or 12.5%, in June 2002, both through international share offerings. As a result, JR East finally achieved full privatization by becoming an entirely private-sector enterprise 15 years after its establishment.

DISPOSITION OF LONG-TERM LIABILITIES OF JNR

When JNR was restructured in April 1987, responsibility for its long-term liabilities was clearly divided between the national government and the JR Companies following Diet deliberations. At the time of restructuring, JNR's liabilities totaled ¥37.1 trillion, including future costs that were to be incurred. The JR Companies were allocated ¥14.5 trillion of that amount, and JNRSC assumed responsibility for the remaining ¥22.7 trillion.

It was decided at this time that JNRSC would repay as much of this amount as possible using funds generated by the sale of land left by JNR and the sale of the JR Companies' stocks held by JNRSC. Any remaining liabilities were to be assumed and disposed of by the national government.

However, the sale of land by JNRSC was temporarily halted by the October 1987 Guidelines for Urgent Measures to Deal with Land adopted at a Cabinet meeting. Subsequently, the Japanese economy entered a recession in the early 1990s, making it difficult for JNRSC to sell the land. Furthermore, a delay in the sale of shares in the JR Companies and other factors meant that, rather than decreasing, liabilities actually increased due to interest payments.

As of April 1987, liabilities held by JNRSC were ¥25.5 trillion, the combination of the aforementioned ¥22.7 trillion and ¥2.9 trillion. The ¥2.9 trillion was one portion of the Shinkansen usage fees paid by the three JR Passenger Companies in Japan's main island and was to be used to repay JNRSC's debt. Due to the above factors, those liabilities had grown to ¥28.3 trillion at the time of JNRSC's dissolution in October 1998.

In October 1998, the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was enacted and came into effect. It included the following provisions concerning the disposal of JNRSC's liabilities:

- JNRSC's interest-bearing liabilities would be assumed by the national government's general account, and JNRSC would be absolved of its non-interest bearing liabilities to the government.
- The land, the JR Companies' stocks, and other assets held by JNRSC would be transferred to JRCC, which would pay for pension and other obligations.
- With regard to the amount to be transferred from the Japan Railways Group Mutual Aid Association to the Welfare Pension, a portion of the liabilities legally assigned to JNRSC would become additional obligations of the JR Companies.

Discussing the possibility of imposing further additional liabilities on the JR Companies, the then Prime Minister stated during Diet deliberations prior to the passage of this law: "Regarding those debts and pension liabilities of JNRSC that have not been designated for assumption by the JR Companies, the government is of the view that such obligations must not be imposed on the JR Companies in the future."

Consolidated Subsidiaries and Equity Method Affiliated Companies

(As of March 31, 2006)

Consolidated Subsidiaries

	Company Name	*Capitalization* (Millions of Yen)	Voting Right *Percentage* (Note 1)	Main Business Activities
1	Tokyo Monorail Co., Ltd.	¥3,000	70.0%	Railway passenger transport services
2	JR Bus Kanto Co., Ltd.	4,000	100.0	Bus services
3	JR Bus Tohoku Co., Ltd.	2,350	100.0	Bus services
4	East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
5	JR Takasaki Trading Co., Ltd.	490	100.0	Retail sales
6	Tohoku Sogo Service Co., Ltd.	490	100.0	Retail sales
7	Juster Co., Ltd.	400	100.0	Retail sales and hotel operations
8	Shinano Enterprise Co., Ltd.	400	100.0	Retail sales
9	Tokky Co., Ltd.	400	100.0	Retail sales, hotel operations, and shopping center operations
10	JR Kanagawa Planning & Development Co., Ltd.	370	100.0	Retail sales
11	Keiyo Planning & Development Co., Ltd.	370	100.0	Retail sales and hotel operations
12	Mito Service Development Co., Ltd.	360	100.0	Retail sales and hotel operations
13	JR Kaiji Planning & Development Co., Ltd.	350	100.0	Retail sales
14	JR Atlis Co., Ltd.	310	100.0	Retail sales
15	JR Utsunomiya Planning & Development Co., Ltd.	200	100.0	Retail sales
16	JR Tokyo Planning & Development Co., Ltd.	120	100.0	Retail sales
17	Nippon Restaurant Enterprise Co., Ltd.	730	91.3	Restaurant business, retail sales, and hotel operations
18	JR East Food Business Co., Ltd.	721	99.9	Restaurant business
19	JR East Station Retailing Co., Ltd.	480	100.0	Retail sales
20	LUMINE Co., Ltd. (Note 2)	2,375	89.5	Shopping center operations
21	Ikebukuro Terminal Building Co., Ltd.	2,000	95.0	Shopping center operations and real estate leasing
22	Shinjuku Station Building Co., Ltd. (Note 2)	1,943	98.8	Shopping center operations
23	The EKIBIRU Development Co. TOKYO (Note 3)	1,500	100.0	Shopping center operations
24	JR East Urban Development Corporation	1,450	100.0	Shopping center operations and retail sales
25	Utsunomiya Station Development Co., Ltd.	1,230	98.3	Shopping center operations
26	Boxhill Co., Ltd.	1,050	88.6	Shopping center operations
27	Kokubunji Terminal Building Co., Ltd. (Note 4)	1,000	94.5	Shopping center operations
28	Hachioji Terminal Building Co., Ltd. (Note 4)	1,000	92.5	Shopping center operations
29	JR East Department Store Co., Ltd.	1,000	70.0	Shopping center operations
30	Kawasaki Station Building Co., Ltd.	600	99.2	Shopping center operations
31	Mito Station Development Co., Ltd.	500	96.6	Shopping center operations
32	Hirosaki Station Building Co., Ltd.	490	88.8	Shopping center operations
33	Station Building MIDORI Co., Ltd.	450	94.6	Shopping center operations
34	Kofu Station Building Co., Ltd. (Note 4)	400	86.5	Shopping center operations
35	Tetsudo Kaikan Co., Ltd.	340	100.0	Shopping center operations

	Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
36	Chiba Station Building Co., Ltd.	¥ 200	89.2%	Shopping center operations
37	Shonan Station Building Co., Ltd. (Note 5)	200	76.5	Shopping center operations
38	Yokohama Station Building Co., Ltd.	200	70.8	Shopping center operations
39	Kinshicho Station Building Co., Ltd.	160	56.0	Shopping center operations
40	Kamata Station Building Co., Ltd.	140	85.0	Shopping center operations
41	Kichijoji Lonlon Co., Ltd.	130	80.0	Shopping center operations
42	Tsurumi Station Building Co., Ltd.	100	58.6	Shopping center operations
43	Iwaki Chuo Station Building Co., Ltd.	100	52.0	Shopping center operations
44	Nippon Hotel Co., Ltd. (Note 6)	4,000	100.0	Hotel operations
45	Hotel Metropolitan Nagano Co., Ltd.	3,080	100.0	Hotel operations
46	Sendai Terminal Building Co., Ltd.	1,800	99.5	Hotel operations and shopping center operations
47	Morioka Terminal Building Co., Ltd. (Note 7)	900	82.8	Hotel operations and shopping center operations
48	Takasaki Terminal Building Co., Ltd. (Note 8)	780	76.0	Hotel operations and shopping center operations
49	Akita Station Building Co., Ltd.	450	77.5	Hotel operations and shopping center operations
50	East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
51	Tokyo Media Service Co., Ltd.	104	100.0	Advertising and publicity
52	The Orangepage, Inc.	500	99.6	Publishing
53	View World Co., Ltd.	450	51.0	Travel agency services
54	East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
55	JR East Logistics Co., Ltd.	100	100.0	Truck delivery services
56	JR East Logistics Platform Co., Ltd.	300	100.0	Supply chain management
57	JR East Japan Information Systems Company	500	100.0	Information processing
58	JR East Netstation Company	460	100.0	Information processing
59	JR East Management Service Co., Ltd.	80	100.0	Information services
60	JR East Personnel Service Co., Ltd.	100	100.0	Seminar and staff sending business
61	East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
62	Shinkansen Cleaning Service Co., Ltd.	38	38.6 (61.4)	Cleaning services
63	Kanto Railway Servicing Co., Ltd.	38	35.6 (64.4)	Cleaning services
64	East Japan Railway Servicing Co., Ltd.	38	29.0 (71.0)	Cleaning services
65	JR Technoservice Sendai Co., Ltd.	25	100.0	Cleaning services
66	Niigata Railway Servicing Co., Ltd.	17	88.2	Cleaning services
67	East Japan Amenitec Co., Ltd.	13	100.0	Cleaning services
68	Chiba Railway Servicing Co., Ltd.	12	25.3 (74.7)	Cleaning services
69	Akita Clean Servicing Co., Ltd.	10	100.0	Cleaning services
70	Nagano Railway Servicing Co., Ltd.	10	100.0	Cleaning services

Consolidated Subsidiaries

	Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
71	Takasaki Railway Servicing Co., Ltd.	¥ 10	45.8 (54.2)%	Cleaning services
72	Mito Railway Servicing Co., Ltd.	10	25.3 (74.7)	Cleaning services
73	JR East Housing Development & Realty Co., Ltd.	200	73.8	Housing development and sales
74	JR East Rental Co., Ltd.	165	89.4	Car leasing
75	JR East Sports Co., Ltd.	400	100.0	Athletic club operations
76	GALA Yuzawa Co., Ltd.	300	92.7	Ski resort operations
77	JR East Facility Management Co., Ltd.	50	100.0	Building maintenance
78	Union Construction Co., Ltd.	120	90.0	Construction
79	JR East Consultants Company	50	100.0	Consulting
80	JR East Design Corporation	50	100.0	Consulting
81	East Japan Transport Technology Co., Ltd.	80	58.6	Machinery and rolling stock maintenance
82	Tohoku Kotsu Kikai Co., Ltd.	72	50.9	Machinery and rolling stock maintenance
83	Niigata Rolling Stock Machinery Co., Ltd.	40	40.5	Machinery and rolling stock maintenance
84	JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
85	JR East Buillding Co., Ltd. (Note 9)	480	100.0	Office building management
86	Shinnihon Linen Co., Ltd. (Note 9)	100	100.0	Linen supply

Equity Method Affiliated Companies

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
Central Security Patrols Co., Ltd. (Note 10)	¥2,924	25.3%	Security business operations
JTB Corp.	2,304	21.9	Travel agency services

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.
2. LUMINE Co., Ltd., merged with Shinjuku Station Building Co., Ltd., on April 1, 2006. Shinjuku Station Building Co., Ltd., was dissolved after the merger.
3. The EKIBIRU Development Co. TOKYO merged with Omori Primo Co., Ltd., and Akihabara Co., Ltd., on April 1, 2005. Omori Primo Co., Ltd., and Akihabara Co., Ltd., were dissolved after the merger.
4. Hachioji Terminal Building Co., Ltd., merged with Kokubunji Terminal Building Co., Ltd., and Kofu Station Building Co., Ltd., on April 1, 2006. Kokubunji Terminal Building Co., Ltd., and Kofu Station Building Co., Ltd., were dissolved after the merger.
5. Hiratsuka Station Building Co., Ltd., merged with Lumine Chigasaki Co., Ltd., and Abonde Co., Ltd., on April 1, 2005, and changed its name to Shonan Station Building Co., Ltd. Lumine Chigasaki Co., Ltd., and Abonde Co., Ltd., were dissolved after the merger.
6. Hotel Metropolitan Co., Ltd., merged with Hotel Edmont Co., Ltd., and Nippon Hotel Co., Ltd., on April 1, 2005, and changed its name to Nippon Hotel Co., Ltd. Hotel Edmont Co., Ltd., and Nippon Hotel Co., Ltd. (former), were dissolved after the merger.
7. Morioka Terminal Building Co., Ltd., merged with Aomori Station Development Co., Ltd., on April 1, 2005. Aomori Station Development Co., Ltd., was dissolved after the merger.
8. Takasaki Terminal Building Co., Ltd., merged with Kumagaya Station Development Co., Ltd., on April 1, 2005. Kumagaya Station Development Co., Ltd., was dissolved after the merger.
9. Companies newly included in the scope of consolidation from the fiscal year under review
10. Companies that prepare securities reports (Yuka Shoken Hokoku-sho)

Stock Information

Stock Code: 9020

Stock Price



JR East
(Thousands of Yen)
Nikkei
(Thousands of Yen)
1,000
900
800
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0

	2001 II	III	IV	2002 I	II	III	IV	2003 I	II	III	IV	2004 I	II	III	IV	2005 I	II	III	IV	2006 I
High	¥ 720	¥ 742	¥ 742	¥ 640	¥ 623	¥ 597	¥ 594	¥ 600	¥ 576	¥ 552	¥ 554	¥ 584	¥ 616	¥ 629	¥ 590	¥ 590	¥ 581	¥ 655	¥ 836	¥ 903
Low	640	656	574	510	537	532	540	507	513	487	485	502	533	561	542	544	529	540	623	731
Average	684.2	699.4	654.1	564.1	576.5	568.9	567.2	548.4	542.5	519.7	509.7	527.6	572.7	604.0	565.0	566.1	551.0	581.7	725.1	821.5
Average Daily Training Volume (Shares)	5,636	8,077	8,407	8,693	10,699	10,133	6,785	8,034	8,878	12,240	9,794	11,373	10,709	7,809	8,306	9,836	9,256	11,128	14,552	14,988

Stock Price — JR East Average Stock Price — Nikkei Average

Note: Average stock prices are computed using closing prices.
Source: Tokyo Stock Exchange

Major Shareholders

As of March 31, 2006	Number of Shares Held	Voting Right Percentage
Japan Trustee Services Bank, Ltd., trust accounts	262,642.00	6.57%
The Master Trust Bank of Japan, Ltd., trust accounts	257,826.00	6.45%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	125,203.15	3.13%
The JR East Employees' Shareholding Association	109,546.00	2.74%
The Sumitomo Mitsui Banking Corporation	105,303.15	2.63%
Mizuho Corporate Bank, Ltd.	100,066.00	2.50%
Mizuho Bank, Ltd.	100,061.56	2.50%
State Street Bank and Trust Company 505103	87,855.00	2.20%
Nippon Life Insurance Company	80,155.60	2.00%
The Dai-ichi Mutual Life Insurance Company	71,000.00	1.78%

Corporate Data

(As of March 31, 2006)

Number of Employees	72,802* (54,697 at parent company) * Excluding employees assigned to other companies and employees on temporary leave
Number of Stations	1,699
Number of Rolling Stock	13,095
Passenger Line Network	7,526.8 kilometers
Number of Passengers Served Daily	About 16 million (average for the year ended March 31, 2006)
Total Number of Shares Issued	4,000,000
Total Number of Shares Outstanding	3,996,234
Paid-in Capital	¥200,000 million
Number of Shareholders	300,799
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Transfer Agent	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan
Rating Information	AA+ (Rating and Investment Information, Inc.) AA- (Standard & Poor's) Aa2 (Moody's Investors Service)

For Inquiries

Head Office	2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan Phone: +81 (3) 5334-1310 Facsimile: +81 (3) 5334-1297 E-mail: ir@jreast.co.jp bond@jreast.co.jp
New York Office	One Rockefeller Plaza, New York, N.Y. 10020, U.S.A. Phone: +1 (212) 332-8686 Facsimile: +1 (212) 332-8690
Paris Office	24-26, rue de la Pépinière, 75008 Paris, France Phone: +33 (1) 45-22-60-48 Facsimile: +33 (1) 43-87-82-87
Internet Addresses	JR East: http://www.jreast.co.jp/e/ Ticket reservations: http://www.world.eki-net.com/ Ecology: http://www.jreast.co.jp/e/environment/ (*Sustainability Report*)

Glossary

COMMUTER PASS

"Commuter pass" refers to a credit card sized pass that is either magnetically encoded or contains an integrated circuit (IC) chip to allow travel between two stations during a period of one, three, or six months. *Mobile Suica*, a service based on cell phones embedded with such IC chips, was introduced in January 2006.

HYBRID SHINKANSEN

"Hybrid Shinkansen" refers to intercity rail systems that provide through service to certain destinations that are not part of a regular Shinkansen network, using specially designed trains capable of running on both Shinkansen lines and conventional lines that have been widened to a standard gauge. Hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law.

JNR

"JNR" stands for the Japanese National Railways, the Government-owned public entity that was restructured into JNRSC (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, along with certain necessary assets and associated liabilities, were succeeded to by the JR Companies (as defined below), the Shinkansen Holding Corporation (currently, JRTT (as defined below)), Railway Telecommunication Co., Ltd. (a predecessor of JAPAN TELECOM HOLDINGS CO., LTD.), Railway Information Systems Co., Ltd., and the Railway Technical Research Institute, and all of its other assets and liabilities became assets and liabilities of JNRSC.

JNRSC

"JNRSC" stands for JNR Settlement Corporation. JNRSC was dissolved on October 22, 1998, and all of its assets (including the 1,500,000 shares of JR East's common stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to JRCC.

JR COMPANIES

"JR Companies" refers to, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

JR EAST

"JR East" refers to East Japan Railway Company on a consolidated basis or, if the context so requires, on a nonconsolidated basis.

JR LAW

"JR Law" means the Law for Passenger Railway Companies and Japan Freight Railway Company of 1986, as amended, which created the framework for the establishment of the JR Companies.

JRTT

"JRTT" stands for the Japan Railway Construction, Transport and Technology Agency, Incorporated Administrative Agency established in October 2003 upon the merger of the Japan Railway Construction Public Corporation (JRCC) and the Corporation for Advanced Transport & Technology. Its primary activity includes the construction of Shinkansen lines under the Nationwide Shinkansen Railway Development Law (see "Shinkansen") and other national projects. Within JR East's service area, JRTT is presently building Hokuriku Shinkansen and Tohoku Shinkansen extensions. JR East rents the Takasaki-Nagano segment of the Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and the Morioka-Hachinohe segment of the Tohoku Shinkansen line from JRTT. JR East also rents some conventional lines from JRTT.

NUMBER OF PASSENGERS

"Number of passengers" comprises both passengers who begin their journey at the JR East station and passengers who transfer to JR East from other railway companies' lines at the station.

OPERATING KILOMETERS

"Operating kilometers" means the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

PASSENGER KILOMETERS

"Passenger kilometers" means the number of passengers moving from one station to another multiplied by the distance (in operating kilometers) between such stations.

ROLLING STOCK KILOMETERS

"Rolling stock kilometers" means the number of train kilometers (as defined below) multiplied by the number of railcars comprising the train.

SHINKANSEN

"Shinkansen" refers to Japan's high-speed intercity rail systems operated by JR East, JR Central, JR West, and JR Kyushu. Several new Shinkansen lines are now under construction or in advanced planning stages under the Nationwide Shinkansen Railway Development Law.

SUICA

"*Suica*" refers to a prepaid IC card that can be used at nearly all of JR East's stations in the Tokyo metropolitan area, the Sendai area, and the Niigata area, permitting smooth, contactless passage through ticket gates. There are two types of cards: a high-tech commuter pass (*Suica Commuter Pass*) and a stored-fare railway ticket (*Suica IO card*). Also, an electronic money function makes it possible to use them to purchase goods at stores in train station concourses and in downtown stores.

TOTAL LONG-TERM DEBT

"Total long-term debt" refers to the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion thereof.

TRAIN KILOMETERS

"Train kilometers" means the number of kilometers traveled by a train on operational routes, excluding movement within stations and rail yards.

Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY

2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
http://www.jreast.co.jp/e/

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